FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 18, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Telecommunications

Public Limited Company

Consolidated Annual Report

FOR THE YEAR ENDED DECEMBER 31, 2010

Magyar Telekom Telecommunications

Public Limited Company

Consolidated Financial Statements

FOR THE YEAR ENDED DECEMBER 31, 2010

Prepared in accordance with

International Financial Reporting Standards (IFRS)

MAGYAR TELEKOM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MAGYAR TELEKOM PLC.

PricewaterhouseCoopers Kft.
H-1077 Budapest
Wesselényi u. 16.

H-1438 Budapest, P.O.Box 517
HUNGARY

Telephone:	(36-1) 461-9100
Facsimile:	(36-1) 461-9101
Internet:	www.pwc.com/hu

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Magyar Telekom Nyrt.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Magyar Telekom Nyrt. (“the Company”), which comprise the consolidated statement of financial position as of 31 December 2010 (in which total of statement of financial position is HUF 1,109,006 million and the total comprehensive income for the year is HUF 84,008 million) the consolidated statements of comprehensive income, consolidated statements of changes in equity, and the consolidated statements of cash flows, for the year then ended and the notes to the consolidated financial statements including a summary of the significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Hungarian Standards on Auditing and with applicable laws and regulations in force in Hungary. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our work we have audited the components and disclosures along with the underlying accounting records and supporting documentation in the consolidated financial statements of Magyar Telekom Nyrt. in accordance with Hungarian Standards on Auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU. In our opinion, the accompanying financial statements give a true and fair view of the financial position of Magyar Telekom Nyrt. as of 31 December 2010, and of the results of its operation for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU.

Other reporting requirements regarding the business report

We have examined the accompanying consolidated business report of Magyar Telekom Nyrt. (“the Company”) for the financial year of 2010.

Management is responsible for the preparation of the consolidated business report which is consistent with the consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the EU. Our responsibility is to assess whether or not the accounting information disclosed in the consolidated business report is consistent with that contained in the consolidated financial statements.

Our work in respect of the consolidated business report was limited to checking it within the aforementioned scope and did not include a review of any information other than that drawn from the audited accounting records of the Company. In our opinion the 2010 consolidated business report is consistent with the disclosures in the consolidated financial statements as of 31 December 2010.

Budapest, March 7, 2011

/s/ Manfred Krawietz	/s/ Hegedüsné Szücs Márta
Manfred Krawietz	Hegedüsné Szücs Márta
Partner	Statutory auditor
PricewaterhouseCoopers Kft.	Licence number: 006838
1077 Budapest, Wesselényi u. 16.
License Number: 001464

Note:

Our report has been prepared in Hungarian and in English. In all matters of interpretation of information, views or opinions, the Hungarian version of our report takes precedence over the English version.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At December 31,
	Note	2009	2010	2010 (Note 2.1)
		(in HUF millions)		(million USD)
ASSETS
Current assets
Cash and cash equivalents	6	34,270	15,841	76
Trade and other receivables	7	110,353	114,625	549
Other current financial assets	8.1	87,611	56,560	271
Current income lax receivable	9.1	4,075	1,804	9
Inventories	10	9,783	9,592	46
Non current assets held for sale	11	3,269	2,152	10
Total current assets		249,366	200,574	961

Non current assets
Property, plant and equipment	12	550,745	549,752	2,635
Intangible assets	13	335,615	332,993	1,596
Investments in associates and joint ventures	14	186	77	—
Deferred tax assets	9.4	1,890	913	4
Other non current financial assets	8.2	27,682	24,033	115
Other non current assets	15	893	664	3
Total non current assets		917,011	908,432	4,354

Total assets		1,166,377	1,109,006	5,315

LIABILITIES
Current liabilities
Financial liabilities to related parties	16	70,573	72,208	346
Other financial liabilities	17	36,332	46,647	224
Trade payables	18	85,874	86,613	425
Current income tax payable	9.1	624	661	3
Provisions	19	12,692	7,722	37
Other current liabilities	20	32,228	30,966	148
Total current liabilities		238,323	246,817	1,183

Non current liabilities
Financial liabilities to related parties	16	266,998	234,164	1,122
Other financial liabilities	17	26,221	8,828	42
Deferred tax liabilities	9.4	18,594	10,924	52
Provisions	19	9,721	12,298	59
Other non current liabilities	21	1,100	1,263	6
Total non current liabilities		322,634	267,477	1,282

Total liabilities		560,957	514,294	2,465

EQUITY
Equity of the owners of the parent
Common stock		104,275	104,275	500
Additional paid in capital		27,379	27,379	131
Treasury stock		(1,179)	(307)	(1)
Retained earnings		398,250	385,283	1,847
Accumulated other comprehensive income		9,755	14,882	71
Total Equity of the owners of the parent		538,480	531,512	2,547
Non-controlling interests		66,940	63,200	303
Total equity		605,420	594,712	2,850

Total liabilities and equity		1,166,377	1,109,006	5315

These consolidated financial statements were authorized for issue by the Board of Directors on February 24, 2011 and signed on their behalf by:

Christopher Mattheisen	ThiloKusch
Chairman and Chief Executive Officer	Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2008	2009	2010	2010 (Note 2.1)
		(in HUF millions, except per share amounts)			(million USD)

Revenue	22	673,056	643,989	609,579	2,922

Expenses directly related to revenues	23	(167,558)	(160,576)	(157,427)	(755)
Employee related expenses	24	(100,320)	(101,918)	(93,884)	(450)
Depreciation and amortization		(106,120)	(101,920)	(100,872)	(483)
Other operating expenses	25	(141,049)	(135,305)	(148,750)	(713)
Operating expenses		(515,047)	(499,719)	(500,933)	(2,401)
Other operating income	26	4,249	2,863	3,448	17
Operating profit		162,258	147,133	112,094	537

Interest income	27	7,227	8,526	4,938	24
Interest expense	28	(33,188)	(33,465)	(23,784)	(114)
Other finance expense - net	29	(4,347)	(7,874)	(9,267)	(44)
Net financial result		(30,308)	(32,813)	(28,113)	(135)
Share of associates’ and joint ventures’ profits / (losses)	14	1,341	(109)	(27)	—
Profit before income tax		133,291	114,211	83,954	402
Income tax expense	9.2	(27,698)	(20,958)	(6,583)	(32)
Profit for the year		105,593	93,253	77,371	371

Exchange differences on translating foreign operations		8,851	6,159	6,617	32
Revaluation of available-for-sale financial assets — before tax		(348)	(6)	20	—
Revaluation of available-for-sale financial assets — tax effect		35	—	—	—
Other comprehensive income for the year, net of tax		8,538	6,153	6,637	32
Total comprehensive income for the year		114,131	99,406	84,008	403

Profit attributable to:
Owners of the parent		93,008	77,618	64,378	309
Non-controlling interests		12,585	15,635	12,993	62
		105,593	93,253	77,371	371

Total comprehensive income attributable to:
Owners of the parent		99,316	81,586	69,505	333
Non-controlling interests		14,815	17,820	14,503	70
		114,131	99,406	84,008	403

Earnings per share (EPS) information:
Profit attributable to the owners of the Company		93,008	77,618	64,378	309
Weighted average number of common stock outstanding (thousands) used for basic and diluted EPS		1,041,242	1,041,241	1,041,290	1,041,290

Basic and diluted earnings per share (HUF and USD)		89.32	74.54	61.83	0.30

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Note	2008	2009	2010	2010 (Note 2.1)
		(in HUF millions)			(million USD)
Cashflows from operating activities
Profit for the year		105,593	93,253	77,371	371
Depreciation and amortization		106,120	101,920	100,872	483
Income tax expense		27,698	20,958	6,583	32
Net financial result		30,308	32,813	28,113	135
Share of associates’ and joint ventures’ profits / (losses)		(1,341)	109	27	—
Change in assets carried as working capital		1,481	(1,427)	(8,364)	(40)
Change in provisions		(10,265)	(3,918)	(4,194)	(20)
Change in liabilities carried as working capital		1,886	(4,231)	(3,009)	(14)
Income tax paid		(20,768)	(16,053)	(11,419)	(55)
Dividend received		127	2,149	95	—
Interest and other financial charges paid		(34,119)	(38,627)	(27,426)	(131)
Interest received		7,923	8,453	4,919	24
Other cashflows from operations		(4,354)	(1,604)	1,102	5
Net cash generated from operating activities		210,289	193,795	164,670	789

Cashflows from investing activities
Purchase of property plant and equipment (PPE) and intangible assets	30	(116,039)	(110,228)	(87,300)	(418)
Purchase of subsidiaries and business units	31	(762)	(5,193)	(1,534)	(7)
Cash acquired through business combinations		—	460	6	—
(Payments for) / Proceeds from other financial assets — net		(4,075)	(18,547)	34,327	165
Proceeds from disposal of subsidiaries and associates	26	1,233	2,074	780	4
Proceeds from disposal of PPE and intangible assets		6,194	1,135	873	4
Net cash used in investing activities		(113,449)	(130,299)	(52,848)	(253)

Cashflows from financing activities
Dividends paid to shareholders and Non-controlling interest		(95,343)	(93,640)	(91,819)	(440)
Proceeds from loans and other borrowings		143,014	190,617	190,797	914
Repayment of loans and other borrowings		(126,901)	(193,537)	(229,545)	(1,100)
Change in Non-Controlling interests		—	—	(22)	—
Net cash used in financing activities		(79,230)	(96,560)	(130,589)	(626)

Exchange gains on cash and cash equivalents		1,404	654	338	2

Change in cash and cash equivalents		19,014	(32,410)	(18,429)	(88)

Cash and cash equivalents, beginning of year		47,666	66,680	34,270	164
Cash and cash equivalents, end of year	6	66,680	34,270	15,841	76

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	pieces	In HUF millions
	Shares of common stock (a)	Common stock (a)	Additional paid in capital (b)	Treasury stock (c)	Retained earnings (d)	Cumulative translation adjustment (e)	Revaluation reserve for AFS financial assets – net of tax (f)	Reserve for equity settled share based transactions (g)	Equity of the owners of the parent	Non- controlling interests (h)	Total Equity
Balance at December 31, 2007	1,042,745,615	104,275	27,379	(1,179)	381,727	(688)	118	49	511,681	66,217	577,898

Dividend (i)					(77,051)				(77,051)	—	(77,051)
Dividend declared to Non-controlling interests (j)									—	(18,431)	(18,431)
Total comprehensive income for the year					93,008	6,485	(177)		99,316	14,815	114,131
Balance at December 31, 2008	1,042,745,615	104,275	27,379	(1,179)	397,684	5,797	(59)	49	533,946	62,601	596,547

Dividend (i)					(77,052)				(77,052)	—	(77,052)
Dividend declared to Non-controlling interests (j)									—	(13,481)	(13,481)
Reduction in capital as a result of merger with T-Kábel and Dél-Vonal (k)	(3,072)								—	—	—
Total comprehensive income for the year					77,618	3,971	(3)		81,586	17,820	99,406
Balance at December 31, 2009	1,042,742,543	104,275	27,379	(1,179)	398,250	9,768	(62)	49	538,480	66,940	605,420

Dividend (i)					(77,053)				(77,053)	—	(77,053)
Dividend declared to Non-controlling interests (j)									—	(18,243)	(18,243)
Share based compensation program (l)				872	(292)				580	—	580
Total comprehensive income for the year					64,378	5,165	11	(49)	69,505	14,503	84,008
Balance at December 31, 2010	1,042,742,543	104,275	27,379	(307)	385,283	14,933	(51)	—	531,512	63,200	594,712

Of which treasury stock	(390,862)

Shares of common stock outstanding at December 31, 2010	1,042,351,681

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(a)          The total amount of issued shares of common stock of 1,042,742,543 (each with a nominal value of HUF 100) is fully paid as at December 31, 2010. The number of authorized ordinary shares on December 31, 2010 is 1,042,742,543.

(b)         Additional paid in capital represents the amount above the nominal value of the shares that was received by the Company during capital increases.

(c)          Treasury stock represents the cost of the Company’s own shares repurchased.

(d)         Retained earnings include the accumulated and undistributed profit of the Group. The distributable reserves of the Company under Hungarian law at December 31, 2010 amounted to approximately HUF 253,793 million (HUF 266,149 million at December 31, 2009).

(e)          Cumulative translation adjustment represents the foreign exchange differences arising on the consolidation of foreign subsidiaries.

(f)            Revaluation reserve for available-for-sale (AFS) financial assets includes the unrealized gains and losses net of tax on available-for-sale financial assets.

(g)         Reserve for equity settled share based transactions includes the compensation expenses accrued in this reserve related to share settled compensation programs. The December 31, 2009 balance of this reserve of HUF 49 million represented the amount reserved for the 103,530 options (granted in 2000) to Magyar Telekom’s ex-CEO. Since these options lapsed unexercised in 2010, the balance of the reserve was released to Profit for the year in 2010 (Note 24.2).

(h)         Non-controlling interests represent the Non-controlling shareholders’ share of the net assets of subsidiaries, in which the Group has less than 100% ownership.

(i)             In 2010, 2009 and 2008 Magyar Telekom Plc. declared HUF 74 dividend per share.

(j)             The amount of dividends declared to Non-controlling interests includes predominantly the dividends declared to the Non-controlling owners of Makedonski Telekom (MKT) and Crnogorski Telekom (CT), the Group’s subsidiaries.

(k)          In 2009 Magyar Telekom Plc. merged with T-Kábel and Dél-Vonal, its 100% subsidiaries. During the merger, the owners of 3,072 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and settled with these owners with a corresponding decrease in Common stock, Additional paid in capital and Retained earnings. These amounts did not exceed HUF 1 million. The merged Company was registered with 3,072 less shares as of September 30, 2009.

(l)             In 2010 Magyar Telekom launched a share allocation program under which Magyar Telekom shares were awarded to the Company’s selected employees. In total, 1,112,679 treasury shares were granted to employees for free in December 2010. (Note 24.3). The fair value of the treasury shares at the grant date was HUF 580 million, which was recognized as employee expense in 2010. The loss on the re-issuance of the treasury shares (measured as the difference between the original cost of re-acquisition and the grant date stock exchange price of the treasury shares) was recognized in Retained earnings in an amount of HUF 292 million.

Together with the approval of these financial statements for issue, the Board of the Company proposes a HUF 50 per share dividend distribution (in total HUF 52,118 million) to be approved by the Annual General Meeting of the Company in April 2011.

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 GENERAL INFORMATION

1.1 About the Company

Magyar Telekom Telecommunications Public Limited Company (the “Company” or “Magyar Telekom Plc.”) with its subsidiaries form Magyar Telekom Group (“Magyar Telekom” or “the Group”). Magyar Telekom is the principal supplier of telecommunications services in Hungary, Macedonia and Montenegro and alternative service provider in Bulgaria, Romania and in the Ukraine. These services are subject to various telecommunications regulations depending on the countries of operations (Note 1.3).

The Company was incorporated in Hungary on December 31, 1991 and commenced business on January 1, 1992. The Company’s registered address is Krisztina körút 55, 1013 Budapest, Hungary.

Magyar Telekom Plc. is listed on the Budapest stock exchange and its shares are traded on the Budapest Stock Exchange. Magyar Telekom’s American Depository Shares (ADSs) each representing five ordinary shares were also traded on the New York Stock Exchange until November 12, 2010, when the ADSs were delisted.

The immediate controlling shareholder of the Company is MagyarCom GmbH owning 59.21% of the issued shares, while the ultimate controlling parent of Magyar Telekom is Deutsche Telekom AG (DT or DTAG).

The consolidated financial statements are prepared and presented in millions of Hungarian Forints (HUF), unless stated otherwise.

These consolidated financial statements of the Company were approved for issue by the Company’s Board of Directors (the Board), however, the Annual General Meeting (AGM) of the owners, authorized to accept these financials, has the right to require amendments before acceptance. As the controlling shareholders are represented in the Board of the Company that approved these financial statements for issuance, the probability of any potential change required by the AGM is extremely remote, and has never happened in the past.

On June 29, 2009, Magyar Telekom’s Extraordinary General Meeting approved the merger of Magyar Telekom Plc., T-Kábel Kft. and Dél-Vonal Kft., two 100% subsidiaries of Magyar Telekom Plc. As the merger occurred between the parent company and its 100% owned subsidiaries, the transaction did not have any impact on the Consolidated financial position of the Group or its operating segments other than as disclosed in the notes to the Consolidated statements of changes in equity. The merger was registered by the Hungarian Court of Registration as of September 30, 2009.

1.2 Investigation into certain consultancy contracts

In the course of conducting their audit of the Company’s 2005 financial statements, PricewaterhouseCoopers, the Company’s auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the United States Department of Justice (“DOJ”), the United States Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On December 2, 2009, the Audit Committee provided the Company’s Board of Directors with a “Report of Investigation to the Audit Committee of Magyar Telekom Plc.” dated November 30, 2009 (the “Final Report”). The Audit Committee indicated that it considers that, with the delivery of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

• The information obtained by the Audit Committee and its counsel in the course of the investigation “demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and Makedonski Telekom during the period under investigation.”

• As previously disclosed, with respect to Montenegrin contracts, there is “insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts ... were made for legitimate business purposes”, and there is “affirmative evidence that these expenditures served improper purposes.” These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company’s financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

• As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

• Between 2000 and 2006 a small group of former senior executives at the Company and the Company’s Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate.”

• “The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia. The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts. There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements.”

• In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

• intentional circumvention of internal controls;

• false and misleading Company documents and records;

• lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

• lack of evidence of performance; and

• expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

The Final Report states that “the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials.” However, the Audit Committee’s counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

Nothing in the Final Report implicates any current senior executive or Board member of the Company in

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

connection with any wrongdoing.

As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company’s compliance program or internal controls.

The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company’s activities that were the subject of the internal investigation.  Further, in relation to certain activities that were the subject of the internal investigation, the Hungarian Central Investigating Chief Prosecutor’s Office has commenced a criminal investigation into alleged corruption with the intention of violating obligations in international relations and other alleged criminal offenses. Also, as previously announced, the Hungarian National Bureau of Investigation (“NBI”) has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation. In addition, the Montenegrin Supreme State Prosecutor is also investigating the activities of the Company’s Montenegrin subsidiary that were the subject of the internal investigation and has requested information from the Company’s Montenegrin subsidiary in relation to the relevant contracts. These governmental investigations are continuing, and the Company continues to cooperate with these investigations.

As previously disclosed, the Company, through its external legal counsel, is engaged in discussions with the DOJ and the SEC regarding the possibility of resolving their respective investigations as to the Company through negotiated settlements.  The Company has not reached any agreement with either the DOJ or the SEC regarding resolution of their respective investigations, and discussions with both agencies are continuing. We may be unable to reach a negotiated settlement with either agency.  Any resolution of the investigations could result in criminal or civil sanctions, including monetary penalties and/or disgorgement, against the Company or its affiliates, which could have a material effect on the Company’s financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance programs.  The Company cannot predict or estimate whether or when a resolution of the DOJ or SEC investigations will occur, or the terms, conditions, or other parameters of any such resolution, including the size of any monetary penalties or disgorgement, the final outcome of these investigations, or any impact such resolution may have on its financial statements or results of operations.  Consequently, the Company has not made any provisions in its financial statements as of December 31, 2010 with respect to the investigations.

1.3 Public service concession and license arrangements

Magyar Telekom’s primary activities are the fixed line and mobile operations in Hungary, Macedonia and Montenegro. These services are in most cases regulated by these countries’ laws or other legislations. These services in most cases require the acquisition of a license or concession, which usually requires a one-off fee, which is capitalized and amortized over the original duration of license or concession, and also requires annual payments, which are recognized as Other operating expenses (included in Fees and levies) in the year the payment obligation refers to.

The most important features of the regulations of these services are described below.

1.3.1 Hungarian Fixed line

Magyar Telekom Plc. is the market leading fixed line telecom service provider in Hungary. Act C of 2003 on Electronic Communications (hereinafter: Communications Act), the latest act on the telecommunications sector, came

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into effect on January 1, 2004. The National Media and Infocommunications Authority of Hungary (NMIAH) is the supreme supervisory body.

Universal services are basic communications services (including access to communication services at a fixed location, public payphones, directory and directory enquiry services) that should be available to all customers at an affordable price. Although Magyar Telekom Plc. was a universal service provider from 2002 to 2008, currently there is no universal service contract in effect and Magyar Telekom Plc. is not a universal service provider.

In the electronic communications field Magyar Telekom was designated as an SMP operator (a service provider with significant market power) on certain relevant markets. The current 7 relevant markets include retail and wholesale telephony and broadband services stipulated by the EU (according to the its second recommendation on the relevant markets). In 2008 the NMIAH has started the third round of market analysis. As a result of the third round market analysis, the NMIAH made a resolution on the Access to the public telephone network at a fixed location for residential and non-residential customers (Market 1) and published two draft resolutions concerning wholesale (physical) network infrastructure access (Market 4) and wholesale broadband access (Market 5).

Magyar Telekom Plc’s retail tariffs are regulated in two ways: 1) there is price cap regulation based on SMP resolutions on retail residential and business markets which limits price increases of monthly fees and 2) price squeeze is prohibited as well (i.e. retail prices should be set in accordance with wholesale tariffs providing an acceptable level of retail margins).

Magyar Telekom is Hungary’s leading fixed line broadband service provider in the wholesale market and one of the leading ones in the retail market. In 2005 the NMIAH designated the Company as an SMP operator on the wholesale broadband access market. In accordance with the effective resolution, all retail products shall be ‘reproducible’ by competitors based on the wholesale service. Consequently, the full retail portfolio shall have a wholesale equivalent compliant to the pricing regulations (retail minus methodology) set forth by the NMIAH. The Company has a non-discrimination obligation, which means that the same terms and conditions shall be granted in terms of wholesale services to competitors under identical circumstances.

According to the Act on Electronic Communications, designated SMP operators are obliged to prepare reference offers for unbundled local loops (RUO) and to provide these services when there is a request for them by other telecommunications service providers. The reference offer of each SMP operator must be approved by the NMIAH. The pricing of these services has to be cost based and calculated — according to the NMIAH resolution on the market of wholesale unbundled access to metallic loops published at the end of 2009 - by Long Run Incremental Costs (“LRIC”) method as opposed to using Fully Distributed Costs based on a 2003 Ministerial Decree. The SMP operators may refuse the offer for unbundling if there are technical or economic barriers or if the provision of access to the local loop or its broadband network access would endanger the integrity of the SMPs’ network.

SMPs are also obliged to prepare reference offers for interconnection (RIO), containing applicable fees,  and to provide these services in accordance with the reference offer when there is a request for them by other telecommunications service providers. The reference offers of the SMPs must be approved by the NMIAH, and prices have to be based on LRIC. Fees in the currently effective reference offers are applicable from April 1, 2009.

According to the Act on Electronic Communications, designated SMP operators are obliged to enable carrier selection to their subscribers. Consequently, voice telephony customers have the right to select different service providers for each call directions including Internet calls by dialing a pre-selected number or by using a call-by-call pre-fixed number. The requirements for carrier selection are set out in the RIO based interconnection agreements between the affected service providers.

Fixed line telecommunications service providers are obliged under the law to provide number portability on their networks starting January 1, 2004. This means that service providers must enable subscribers to change service provider without changing their fixed telephone numbers within the same geographical area.

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1.3.2 Macedonian Fixed line

The Group is also present in the Macedonian fixed line telecommunications market through its subsidiary, Makedonski Telekom AD Skopje (MKT). MKT is the largest fixed line service provider in Macedonia. The Macedonian telecommunications sector is regulated by the Electronic Communications Law (ECL), enacted in March 2005. In December 2010 an update of the rulebooks was proposed according to the latest changes of the ECL from June 2010. Changes in “Rulebook for content of data which operators of public communication networks and/or providers of public communication services are obliged to publish concerning general conditions for access and usage, prices and tariffs and parameters for quality of public communication services”, and changes in the RUO and RIO rulebooks were also proposed according to changes in ECL and the new BEREC’s NGN recommendation (Next Generation Network recommendation of the Body of European Regulators for Electronic Communications). On October 20, 2010 a new Rulebook for Universal service was enacted. According to the new rulebook Public call for express of interest was announced on December 1, 2010. MKT sent a letter of interest for all services in the scope of Universal service.

Based on the AEC analysis for the relevant markets 1-6 related to fixed voice retail services and the program of the Agency for Electronic Communications (Agency) for 2011, the Agency is planning to impose retail price regulation on MKT. The Agency introduced symmetrical termination rates for fixed operators and designation of Significant Market Power (SMP) for all alternative operators on market 9 for terminating calls in their networks. In the middle of 2010 the Agency introduced a Guideline for price squeeze testing. With such regulation, the Agency intends to have bigger impact on retail pricing schemes on all national operators and thus establish some basic rules regarding price squeeze issues. Regarding individual pricing offers, especially tenders, MKT is facing constant pressure from competitors and is under observation by Competition Authority and the Agency.

MKT has a cost based price obligation for the Regulated wholesale services, using Long Run Incremental Costs methodology (LRIC). During December 2010, the Agency published results from its own developed LRIC Bottom — up costing model. If the results from the costing model are implemented at the beginning of 2011, it is possible that the monthly fee for Unbundled Local Loop (ULL) and interconnection rates (for origination, termination and transit), as well the monthly fees for interconnection links and collocation will have to be reduced.

Changes in by-law for bit-stream access made on June 7, 2010 resulted in decreased fees for bit-stream access and introduction of technical specifications for new services (IPTV, VoIP and VoD), therefore wholesale partners are more competitive on broadband market.

Also, new Rulebook on access and use of specific network assets was published by the Agency on December 7, 2010 according to which MKT has obligation to offer access to ducts and dark fiber.

1.3.3 Montenegrin Fixed line

The Group’s Montenegrin subsidiary, Crnogorski Telekom (CT) is registered to provide fixed line telecommunications services in Montenegro as well as to provide domestic voice and data services as well as VOIP, leased line, IPTV, value added services, etc. The telecommunications sector in Montenegro is regulated by the Law on Electronic Communications (the Law) that came into force in August 2008. The Law is based on the 2002 regulatory framework of the EU. All regulations that are contrary to the Law became automatically invalid and new ones have been issued or will have to be issued.

In Montenegro, for the time being there is no obligation to introduce local loop unbundling, bit stream access or accounting separation. The Agency for Electronic Communications and Postal Services identified the relevant telecommunication markets in Montenegro identical to those defined by the EC recommendation 2007/879/EC and completed market analysis process in November 2010. As a result of the market analysis CT was recognized as an SMP operator at all seven markets, and local loop unbundling, bit stream access,wholesale leased line and carrier pre-selection are going to be introduced in Montenegro not earlier than March 2011. Carrier selection was already implemented by CT in 2008. Number portability will be introduced by the end of August 2011. RIO rates are determined by the Agency’s Resolution based on benchmarks as there is no approved Cost Accounting Methodology prescribed in Montenegro.

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In December 2010 Montenegro obtained EU candidate status. In accordance with the previously signed Stabilization and Association Agreement with the EU, the harmonization of the telecommunications regulations with the regulatory framework of the EU should be completed within three years of the ratification of the Agreement that is in 2013.

1.3.4 Hungarian Mobile

The Company is also the market leader in the Hungarian mobile market through the brand T-Mobile (T-Mobile HU).

The initial duration of the concession regarding the GSM 900 public mobile radio telephone service was a period of 15 years starting from the execution of the concession agreement (November 4, 1993 to November 4, 2008). On October 7, 1999 an amended concession contract was signed between the Ministry of Transport, Communications and Water Management and T-Mobile HU extending T-Mobile HU’s rights and obligations to also provide service in the 1800 MHz band in Hungary until October 7, 2014. The duration of the concession regarding the DCS 1800 public mobile radio telephone service is 15 years starting from the execution of the new concession agreement (October 7, 1999 to October 7, 2014). As stipulated in the concession contracts, the Minister is entitled to extend the concession period for both services upon their expiration for another 7.5 years without the invitation of a tender. On November 8, 2007, the Company signed the renewed Concession Contract along with the Cooperation Agreement with the Minister that is effective from November 2008. The new Concession Contract prolonged the duration of the 900 MHz frequency usage right until May 4, 2016.

On December 7, 2004, T-Mobile HU obtained the exclusive right of use of certain frequency blocks for the deployment and operation of an IMT2000/UMTS mobile telecommunications system (3G system). The duration of the frequency usage right is 15 years (until December 7, 2019) with an option to extend it for another 7.5 years. On August 26, 2005 T-Mobile HU started to provide 3G service and has been operating it in compliance with the license conditions.

T-Mobile HU is subject to number portability regulation since 2004, applicable only in case of other mobile operators.

In 2005 and 2006 the NMIAH designated T-Mobile HU as having significant market power in the mobile wholesale call termination market, and it is currently subject to regulatory obligations regarding the termination charge of calls into its network. In December 2008 the NMIAH designated T-Mobile HU as an SMP for the third time in a row and in its resolution reinforced the symmetric mobile termination fees applicable from January 1, 2009, and set out further reduction of tariffs until December 2010 based on a new ‘glide path’. The Company had appealed in court against the resolution.

Since June 30, 2007, an EU regulation has been regulating international roaming tariffs for wholesale and retail customers on the basis of a price cap system. The Regulation prescribed a glide-path that mandates further annual reductions of wholesale and retail prices in the forthcoming years. As of July 2009 the EU introduced regulated tariffs for SMS and data roaming similarly to the regulation of voice roaming.

It is expected that a tender will be issued for the 4th GSM/UMTS spectrum in the course of the implementation of the modified GSM Directive (2009/114/EC Directive, on the frequency bands to be reserved for the coordinated introduction of public pan-European cellular digital land-based mobile communications) in the second half of 2011. EU Member States had 6 months to transpose the modified GSM Directive into their national legislation by May 9, 2010. Due to the fact that Hungary did not implement the revised GSM Directive by the set deadline, the Commission sent a letter of formal notice on September 20, 2010 to the Hungarian Government calling for the transposition of the Directive.

T-Mobile HU won a tender for a spectrum usage right license for a 26 GHz block on April 30, 2009.

The negotiations with the Ministry/NMIAH on the full revision of the frequency usage fees for mobile radiotelephony frequency bands started in August 2010, and ended in September, aiming at introducing the band fee concept instead of the frequency usage proportional TRX-based frequency usage fees. The official publication of the modification of the frequency fee decree has not happened yet, but it is expected to be published soon.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.3.5 Macedonian Mobile

T-Mobile Macedonia (T-Mobile MK), Magyar Telekom’s subsidiary, is the leading mobile service provider in Macedonia. With the changes of the Electronic Communications Law (“ECL”) published on August 4, 2008, the existing Concession Contract of T-Mobile MK ceased to be valid as of August 5, 2008. On September 5, 2008 the Agency for Electronic Communications, ex officio, issued a notification to T-Mobile MK for those public electronic communication networks and/or services which have been allocated thereto under the Concession Contracts. The license for radiofrequencies used by T-Mobile MK with a bandwidth of 25 MHz in the GSM 900 band, was also issued in a form regulated in the ECL with a validity period until September 5, 2018, which can be renewed up to an additional 20 years in accordance with the ECL.

After the analysis of the market 16 “Call termination services in public mobile communication networks” the Agency on November 26, 2007 brought a decision by which T-Mobile MK and Cosmofon (competitor of T-Mobile MK, rebranded to ONE in November 2009) were designated with SMP status on Market 16. T-Mobile MK published a RIO with regulated termination rate effective from August 1, 2008. Second round analysis of Market 16 was concluded on May 14, 2010 and the third mobile operator VIP Operator (subsidiary of Mobilkom Austria) was designated as SMP on Market 16 on May 18, 2010.

Based on the second round analysis on Market 16 published by the Agency on May 14, 2010, on July 30, 2010 T-Mobile MK received a Decision for changing the RIO by which the mobile termination rate (MTR) has been defined with a glide path decrease in a four years’ time frame (until 2013). At the same time the Agency regulated the MTR’s for ONE and VIP with a respective 4 year glide path but introducing asymmetry between all three mobile operators which will lead to equal termination rates in September 2013. In August 2010 T-Mobile MK initiated a procedure before the Administrative Court to dispute the decision of the Agency arguing against the lowering of the MTR as well as against unjustified asymmetry. The administrative procedure has not started yet.

On July 7, 2010 the Agency concluded market analysis on Market 15 (Service for access and call initiation in the public mobile communication networks) and on July 28, 2010 brought a decision by which T-Mobile MK was designated with SMP status on Market 15. As a result of the SMP designation, T-Mobile MK was obliged to prepare and publish Referent Access Offer (“RAO”). T-Mobile MK submitted the offer to the Agency on August 28, 2010 and it was approved on November 29, 2010. On August 30, 2010 T-Mobile MK initiated a procedure before the Administrative Court challenging this decision of the Agency for designating T-Mobile MK as SMP on Market 15. The administrative procedure has not started yet.

On September 2, 2008 a decision for granting three 3G licenses was published. T-Mobile MK started commercial operations of the 3G services on June 11, 2009. The validity of the license is 10 years i.e. December 17, 2018, with a possibility for extension for 20 years in accordance with the ECL.

In December 2010 four bylaws, for General terms, RIO provisions, LRIC calculation for mobile operators and for specific network elements, were published for public debate. The new provisions in the bylaws are not in favor of T-Mobile MK but they will be subject to public debate and possible revision by the Agency.

In January 2011 the Agency officially published the draft market analysis for SMS termination.

1.3.6 Montenegrin Mobile

Crnogorski Telekom, the Group’s Montenegrin subsidiary is also providing mobile services under the T-Mobile brand (T-Mobile CG). CT is registered as one of three GSM/UMTS providers in Montenegro. T-Mobile CG, as the second mobile operator, was launched in 2000. The third mobile operator entered the market in 2007. T-Mobile CG started 3G operations in 2007.

As a result of the market analysis of the Agency (Note 1.3.3) T-Mobile CG is designated as an SMP in the market of termination of voice calls in its own network. Interconnect rates have been determined by the Regulator based on benchmarks. Number portability will be introduced by August 2011 also in the mobile the sector.

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The new Mobile Country Code 297 (assigned to Montenegro after independence) has to be introduced by October 1, 2011 and consequently current SIM cards need to be changed. Montenegrin mobile operators have to register all prepaid customers by June 1, 2011.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements of Magyar Telekom have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) effective at the time of preparing the consolidated financial statements and applicable to Magyar Telekom have been endorsed by the EU. Therefore the consolidated financial statements currently also comply with IFRS as issued by the IASB and also comply with the Hungarian Accounting Law on consolidated financial statements, which refers to the IFRS as endorsed by the EU.

The consolidated financial statements are presented in millions of HUF. For the convenience of the reader, the consolidated Statement of financial position, Statement of comprehensive income and Statement of cash flows for the year 2010 are also presented in millions of U.S. dollars (USD) translated at a rate of HUF 208.65 to USD 1 (the official rate of the National Bank of Hungary at December 31, 2010). These translations are supplementary information, and are not in compliance with IFRS.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

2.1.1    Standards, amendments and interpretations effective and adopted by the Group in 2010

• IAS 27, IFRS 3 (amended). In January 2008 the IASB published the amended Standards IFRS 3 - Business Combinations and IAS 27 - Consolidated and Separate Financial Statements. The major changes compared to the previous version of the standards are summarized below:

•                  With respect to accounting for non-controlling interest an option is added to IFRS 3 to permit an entity to recognize 100% of the goodwill of the acquired entity, not just the acquiring entity’s portion of the goodwill (‘full goodwill’ option) or to measure non-controlling interest at its fair value. This option may be elected on a transaction-by-transaction basis.

•                  In a step acquisition, the fair values of the acquired entity’s assets and liabilities, including goodwill, are measured on the date when control is obtained. Accordingly, goodwill is measured as the difference at the acquisition date between the fair value of any investment the business held before the acquisition, the consideration transferred and the fair value of the net asset acquired. Even if the total ownership does not reach 100% as a result of the acquisition,  the Group can elect to recognize 100% of the goodwill of the acquired entity, not just the Group’s portion of the goodwill, consequently, the balance of the non-controlling interests can be measured at fair value at the acquisition date. Alternatively, the goodwill recognized may only represent the proportionate ownership acquired, consequently, the measurement of non-controlling interests at the acquisition date can exclude their share of the goodwill.

•                  A partial disposal of an investment in a subsidiary while control is retained is accounted for as an equity transaction with owners, and gain or loss is not recognized.

•                  A partial disposal of an investment in a subsidiary that results in loss of control triggers re-measurement of the residual interest to fair value. Any difference between fair value and carrying amount is a gain or loss on the disposal, recognized in profit or loss.

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•                  Acquisition related costs are accounted for separately from the business combination, and therefore, recognized as expenses rather than included in goodwill. An acquirer has to recognize at the acquisition date a liability for any contingent purchase consideration. If the amount of contingent consideration accounted for as a liability changes as a result of a post-acquisition event (such as meeting an earnings target), it is recognized in accordance with other applicable IFRSs, as appropriate rather than as an adjustment of goodwill.

•                  The revised standards require an entity to attribute their share of losses to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

•                  Effects resulting from an effective settlement of pre-existing relationships (relationships between acquirer and acquiree before the business combination) must not be included in the determination of the consideration.

•                  In contrast to the original IFRS 3, the amended version of this standard provides rules for rights that have been granted to the acquiree (e.g. to use its intellectual property) before the business combination and are re-acquired with the business combination.

•                  The revised IFRS 3 brings into scope business combinations involving only mutual entities and business combinations achieved by contracts alone.

The Group adopted the amended versions of IFRS 3 and IFRS 27 as of January 1, 2010. The amended standards did not have a significant impact on the Group’s Statement of comprehensive income or Statement of financial position since the Group had no major investment transactions during the year.

• IFRS 2                      (amended) Share-based Payment. The amendments related to Group Cash-settled Share-based Payment Transactions were published in June 2009. Previously effective IFRSs required attribution of group share-based payment transactions only if they were equity-settled. The amendments resolved diversity in practice regarding attribution of cash-settled share-based payment transactions and require an entity receiving goods or services in either an equity-settled or a cash-settled payment transaction to account for the transaction in its separate or individual financial statements. Amendments to IFRS 2 shall be applied retrospectively for annual periods beginning on or after January 1, 2010. The amendments also incorporate the guidance contained in IFRIC 8 (Scope of IFRS 2) and in IFRIC 11 (IFRS 2 - Group and Treasury Share Transactions). As a result, the Board withdrew IFRIC 8 and IFRIC 11. As the Group has no significant share based compensations, the amended standard did not have a significant effect on the financial statements of the Group.

• IFRIC 18 Transfers of Assets from Customers. The Interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for annual periods beginning on or after July 1, 2009 and applies prospectively. However, limited retrospective application is permitted. The Group applied IFRIC 18 as of January 1, 2010. Since the applicable transactions of the Group are not material, the interpretation did not have a significant effect on the Group.

2.1.2    Standards, amendments and interpretations effective in 2010 but not relevant for the Group

• IAS 39                     (amended) - The IASB published an amendment in August 2008 to IAS 39 with respect to hedge accounting. The amendment “Eligible Hedged Items” allows to designate only changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. The amendment of IAS 39 shall be applied retrospectively for annual periods beginning on or after July 1, 2009. The amendment did not have any impact on Magyar Telekom’s accounts as the Group does not apply hedge accounting.

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• IFRS 1                      The IASB amended IFRS 1 in July 2009. As the Group has been reporting according to IFRS for many years, neither the original standard, nor any revision to that is relevant for the Group.

• IFRIC 17           Distributions of Non-cash Assets to Owners. This interpretation issued in November 2008 refers to the issue when to recognize liabilities accounted for non-cash dividends payable (e.g. property, plant, and equipment) and how to measure them. In addition, the interpretation refers to the issue how to account for any difference between the carrying amount of the assets distributed and the carrying amount of the dividend payable. The interpretation shall be applied for annual periods beginning on or after July 1, 2009. As the Group does not distribute non-cash dividends, IFRIC 17 had no impact on the Group’s financial statements.

• IFRS for Small and Medium-sized Entities. In July 2009 the IASB issued its IFRS for Small and Medium-sized Entities, which is not relevant for Magyar Telekom.

2.1.3           Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group

• IAS 24       (revised). In November 2009, the IASB issued a revised version of IAS 24 Related Party Disclosures. Until now, if a government controlled, or significantly influenced, an entity, the entity was required to disclose information about all transactions with other entities controlled, or significantly influenced by the same government. The revised standard still requires disclosures that are important to users of financial statements but eliminates requirements to disclose information that is costly to gather and of less value to users. It achieves this balance by requiring disclosure about these transactions only if they are individually or collectively significant. Furthermore the IASB has simplified the definition of related party and removed inconsistencies. The revised standard shall be applied retrospectively for annual periods beginning on or after January 1, 2011. Earlier application is permitted. We do not expect that the revised standard would have a significant impact on the disclosures in the Group’s financial statements. The European Union has endorsed the revised standard.

• IFRS 9       Financial Instruments. The standard forms the first part of a three-phase project to replace IAS 39 (Financial Instruments: Recognition and Measurement) with a new standard, to be known as IFRS 9 Financial Instruments. IFRS 9 prescribes the classification and measurement of financial assets and liabilities. The remaining phases of this project, dealing with the impairment of financial instruments and hedge accounting, as well as a further project regarding derecognition, are in progress.

Financial assets - At initial recognition, IFRS 9 requires financial assets to be measured at fair value.  After initial recognition, financial assets continue to be measured in accordance with their classification under IFRS 9.  Where a financial asset is classified and measured at amortized cost, it is required to be tested for impairment in accordance with the impairment requirements in IAS 39. IFRS 9 defines the below rules for classification.

•                  IFRS 9 requires that financial assets are classified as subsequently measured at either amortized cost or fair value. There are two conditions needed to be satisfied to classify financial assets at amortized cost: (1) The objective of an entity’s business model for managing financial assets has to be to hold assets in order to collect contractual cash flows; and (2) The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Where either of these conditions is not satisfied, financial assets are classified at fair value.

•                  Fair Value Option: IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the amortized cost category, to be at fair value through profit or loss if that designation eliminates or significantly reduces a measurement or recognition inconsistency (‘accounting mismatch’).

•                  Equity instruments: The default category for equity instruments is at fair value through profit or

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loss.  However, the standard states that an entity can make an irrevocable election at initial recognition to present all fair value changes for equity investments not held for trading in other comprehensive income.  These fair value gains or losses are not reported as part of a reporting entity’s profit or loss, even when a gain or loss is realized. Only dividends received from these investments are reported in profit or loss.

•                  Embedded derivatives: The requirements in IAS 39 for embedded derivatives have been changed by no longer requiring that embedded derivatives be separated from financial asset host contracts.

•                  Reclassification: IFRS 9 requires reclassification between fair value and amortized cost when, and only when there is a change in the entity’s business model. The ‘tainting rules’ in IAS 39 have been eliminated.

Financial liabilities - IFRS 9 “Financial Instruments” sets the requirements on the accounting for financial liabilities and replaces the respective rules in IAS 39 “Financial Instruments: Recognition and Measurement”. The new pronouncement

•                  Carries forward the IAS 39 rules for the recognition and derecognition unchanged.

•                  Carries forward most of the requirements in IAS 39 for classification and measurement.

•                  Eliminates the exception from fair value measurement for derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument.

•                  Changes the requirements related to the fair value option for financial liabilities to address own credit risk.

An entity shall apply IFRS 9 for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. A reporting entity must apply IFRS 9 retrospectively. For entities that adopt IFRS 9 for periods before January 1, 2012 the IFRS provides transition relief from restating comparative information. The adoption of the new standard will likely result in changes in the financial statements of the Group, the exact extent of which we are currently analyzing. The European Union has not yet endorsed the standard.

• IFRS 7       (amended) - The IASB published an amendment to IFRS 7 Amendments to IFRS 7 Financial Instruments: Disclosures in October 2010. The amendment requires quantitative and qualitative disclosures regarding transfers of financial assets that do not result in entire derecognition, or that result in continuing involvement. This is intended to allow users of financial statements to improve their understanding of such transactions (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of such transactions are undertaken around the end of a reporting period. The application of the amendment is required for annual periods beginning on or after July 1, 2011. An earlier application is permitted. We do not expect that the adoption of the amended standard would result in significant changes in the financial statements disclosures of the Group. The European Union has not yet endorsed the amended standard.

2.1.4           Standards, amendments and interpretations that are not yet effective and not relevant for the Group’s operations

• IAS 12       (amended). In December 2010, the IASB issued published the pronouncement “Deferred Tax: Recovery of Underlying Assets - Amendments to IAS 12”. The new pronouncement “Deferred Tax: Recovery of Underlying Assets - Amendments to IAS 12” sets presumptions for the recovery (e.g. use or sale) of certain assets. This is relevant in cases where the type of recovery has different tax consequences. The pronouncement sets the rebuttable presumption that the carrying amount of investment property that is measured using the fair value model in IAS 40 will be recovered through sale. Moreover, the carrying amount of a non-depreciable asset measured using the revaluation model in IAS 16 is always deemed to be recovered through sale. The amendment supersedes SIC 21

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and shall be applied for annual periods beginning on or after 1 January 2012. Earlier application is permitted. As Magyar Telekom does not have investment properties or non-depreciable asset measured using the revaluation model in IAS 16, the amended standard will not have any impact on the Group’s financial statements. The European Union has not yet endorsed the amended standard.

• IAS 32       (amended) - The IASB published an amendment to IAS 32 Financial Instruments: Presentation in October 2009. The amendment clarifies the classification of rights issues as equity or liabilities for rights issues that are denominated in a currency other than the functional currency of the issuer. These rights issues are recorded as derivative liabilities before the amendment. The amendment requires that such right issues offered pro rata to all of an entity’s existing shareholders are classified as equity. The classification is independent of the currency in which the exercise price is denominated. The application of the amendment is required for annual periods beginning on or after February 1, 2010. An earlier application is permitted. The amendment will have no impact on the Group’s financial statements as Magyar Telekom has no such instruments. The European Union has also endorsed the amended standard.

• IFRS 1       The IASB amended IFRS 1 in January 2010 and in December 2010. As the Group has been reporting according to IFRS for many years, neither the original standard, nor any revision to that is relevant for the Group. The European Union has endorsed only the first amendment of the standard.

• IFRIC 14  (amended) IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. In November 2009, the IASB issued an amendment to IFRIC 14, which corrects an unintended consequence of IFRIC 14. Without the amendments, in some circumstances entities are not permitted to recognize some voluntary prepayments for minimum funding contributions as an asset. The amendment permits such an entity to treat the benefit of such an early payment as an asset. The amendments are effective for annual periods beginning January 1, 2011. The amendments must be applied retrospectively to the earliest comparative period presented. The amended interpretation is not applicable to Magyar Telekom as the Group has no funded defined post-retirement benefit schemes. The European Union has endorsed the amended interpretation.

• IFRIC 19  Extinguishing Financial Liabilities with Equity Instruments. This interpretation issued in November 2009 clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after July 1, 2010 with earlier application permitted. The interpretation shall be applied retrospectively. The interpretation will not have any impact on Magyar Telekom’s financial statements as the Group does not extinguish any of its financial liabilities with equity instruments. The European Union has endorsed this interpretation.

2.2 Consolidation

2.2.1 Subsidiaries

Subsidiaries in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies as to obtain benefit from its activities, are consolidated.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are also considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group, and are no longer consolidated from the date control ceases. The acquisition method of accounting is used to account for business combinations. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition whereby costs directly attributable to the acquisition are expensed for transactions closed after January 1, 2010. The excess of the cost of acquisition over the fair value of the net assets and contingent liabilities of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

value of the net assets of the subsidiary acquired, the difference is recognized directly in the Profit for the year (Other operating income).

If applicable,  the Group recognizes at the acquisition date a liability for any contingent purchase consideration. If the amount of contingent consideration accounted for as a liability changes as a result of a post-acquisition event (such as meeting an earnings target), it is recognized in accordance with other applicable IFRSs, as appropriate rather than as an adjustment of goodwill for acquisitions concluded after January 1, 2010. For acquisitions concluded before, the difference between the contingent consideration recognized at the acquisition date and the actual contingent consideration paid was recognized as an adjustment to goodwill.

As for the measurement of non-controlling interest, from January 1, 2010, the Group may recognize 100% of the goodwill of the acquired entity, not just the Group’s portion of the goodwill. This is elected on a transaction-by-transaction basis. Before that date, the Group could only recognize its own share of the goodwill. The Group attributes their share of losses to the non-controlling interests even if this results in the non-controlling interests having a deficit balance since January 1, 2010. Before that date, the balance of the Non controlling interests could not be a negative amount and thus these losses would be allocated to the Group.

In a step acquisition, the fair values of the acquired entity’s assets and liabilities, including goodwill, are measured on the date when control is obtained. Accordingly, goodwill is measured as the difference at the acquisition date between the fair value of any investment the business held before the acquisition, the consideration transferred and the fair value of the net asset acquired and non-controlling interest is recorded at fair value when the Group elects the fair value option.

In case of acquisitions where the transaction takes place between companies under common control (i.e. with other Deutsche Telekom group companies), the transaction is recorded at the carrying amounts as recorded in the selling owner’s accounts, and any gains, losses or differences between the carrying amount and the sale-purchase price are recognized in Retained earnings.

A partial disposal of an investment in a subsidiary while control is retained is accounted for as an equity transaction with owners, therefore gain or loss is not recognized in profit or loss for disposals concluded since January 1, 2010. Before that date, the gain or loss was recognized as a current year income.

A partial disposal of an investment in a subsidiary that results in loss of control triggers re-measurement of the residual interest to fair value. Any difference between fair value and carrying amount is a gain or loss on the disposal, recognized in profit or loss since January 1, 2010. Before that date, no such re-measurement took place.

Inter-company transactions, balances and unrealized gains on transactions between the Magyar Telekom Group companies are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the policies adopted by the Group.

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At December 31, 2010 and 2009 the principal operating subsidiaries of the Group were as follows:

	Group interest in capital as at December 31,
Subsidiaries	2009	2010	Activity
Incorporated in Hungary:
Dataplex	100.00%	100.00%	IT hardware co-location service provider
Origo	100.00%	100.00%	Internet and TV content provider
KFKI	100.00%	100.00%	System integration and IT services
IQSYS	100.00%	100.00%	System integration and IT services
Pro-M	100.00%	100.00%	Professional Mobile Radio (PMR) network operator
ISH	100.00%	100.00%	Integrated healthcare IT services
Telekom New Media	100.00%	100.00%	Interactive service provider of telecommunications applications

Incorporated in Macedonia:
Makedonski Telekom (MKT)	56.67%	56.67%	Fixed line telecom service provider
T-Mobile Macedonia (T-Mobile MK)	56.67%	56.67%	Cellular telecom service provider
Stonebridge	100.00%	100.00%	Holding company

Incorporated in Montenegro:
Crnogorski Telekom (CT)	76.53%	76.53%	Telecom service provider

Incorporated in Romania:
Combridge	100.00%	100.00%	Wholesale telecommunications service provider
Incorporated in Bulgaria:
Novatel BG	100.00%	100.00%	Wholesale telecommunications service provider
Orbitel	100.00%	— (a)	Alternative telecommunications and internet service provider

Incorporated in the Ukraine:
Novatel UA	100.00%	100.00%	Alternative telecommunications and internet service provider

(a) Orbitel was sold in January, 2010. See also Note 26.

The Group’s interest in the capital of the above subsidiaries equals the voting rights therein.

2.2.2 Associates and joint ventures

Associates are all entities over which the Group has significant influence but not control, generally reflecting a shareholding of between 20% and 50% of the voting rights. Joint ventures are entities in which the Group has an ownership of 50% with and equivalent external partner holding the other 50% of the voting rights. Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognized at cost. The Group’s investment in associates and joint ventures includes goodwill arising on acquisitions, and net of any accumulated impairment loss.

The Group’s share of its associates’ and joint ventures’ post-acquisition profits or losses is recognized in the Profit for the year (Share of associates’ and joint ventures’ profits). The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the company, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the company. Accounting policies of associates and joint ventures have been adjusted

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where necessary to ensure consistency with the policies adopted by the Group.

At December 31, 2010 and 2009 the Group had no significant associates or joint ventures

2.3 Foreign currency translation

2.3.1           Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’).

The consolidated financial statements are presented in millions of HUF, as the Group’s presentation currency is the Hungarian Forint.

2.3.2           Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Profit for the year (Other finance expense - net).

2.3.3           Group companies

The results and financial position of all of the Group’s entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

• For the initial consolidation of foreign subsidiaries acquired, their assets and liabilities at the acquisition date are incorporated into the consolidated financial statements after translating the balances into HUF using the exchange rate prevailing at the date of acquisition. The fair value adjustments resulting from the purchase price allocation and goodwill are accounted for in HUF for acquisitions before March 31, 2004, after which date these adjustments arising on consolidation are accounted for in the functional currency of the subsidiary.

• Assets and liabilities for each Statement of financial position presented are translated at the closing rate at the date of that Statement of financial position.

• Statements of comprehensive income are translated at cumulated average exchange rates.

• All resulting exchange differences are recognized directly in the consolidated equity (Cumulative translation adjustment). When a foreign operation is fully or partially disposed of, exchange differences that were recorded in equity are recognized in the Profit for the year as part of the gain or loss on sale.

2.4 Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets of the Group include cash and cash equivalents, equity instruments of another entity (available-for-sale) and contractual rights to receive cash (trade and other receivables) or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity (derivatives).

Financial liabilities of the Group include liabilities that originate from contractual obligations to deliver cash or another financial asset to another entity (non-derivatives); or to exchange financial assets or financial liabilities with

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

another entity under conditions that are potentially unfavorable to the entity (derivatives).

Financial liabilities, in particular, include liabilities to banks and related parties, finance lease payables, trade payables and derivative financial liabilities.

Finance lease receivables and liabilities meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17 — Leases. See Note 2.17.

The fair value of traded financial instruments is determined by reference to their market prices at the end of the reporting period. This typically applies to available-for-sale (AFS) financial instruments.

The fair value of financial instruments that are not traded in an active market (e.g. derivative financial instruments) is determined by using discounted cash flow valuation technique. The fair value of forward foreign exchange contracts is determined using quoted spot exchange rates and appropriate interest rates at the end of the reporting period.

The fair value of other financial instruments is also determined by using discounted cash flow valuation technique. The expected quarterly cash inflows or outflows are discounted by market based interest rates interpolated from the official Budapest and EUR Interest Rate Swap.

The fair value of long term fixed-rate financial liabilities (Financial liabilities to related parties, Bank loans and Nonconvertible bonds and debentures) is also determined by using discounted cash flow valuation technique. The cash flows of the liabilities are discounted by interest rates, which are reasonable to the Group for similar financial instruments. The carrying amount of floating-rate financial liabilities or those expiring within one year approximate the fair values at the end of the reporting period.

Assumptions applied in the fair value calculations are subject to uncertainties. Changes in the assumptions applied in the calculations would have an impact on the carrying amounts, the fair values and/or the cash flows originating from the financial instruments. Sensitivity analyses related to the Group’s financial instruments are provided in Note 3.

2.4.1           Financial assets

The Group classifies its financial assets in the following categories:

•                  at fair value through profit or loss

•                  loans and receivables

•                  available-for-sale (AFS)

•                  held-to-maturity

The classification depends on the purpose for which the financial asset was acquired. Management determines the classification of financial assets at their initial recognition.

Standard purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the Profit for the year.

The Group assesses at each financial statement date whether there is objective evidence that a financial asset is impaired. There is objective evidence of impairment if as a result of loss events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Impairment losses of financial assets are recognized in the Profit for the year against allowance accounts to reduce the carrying amount until the derecognition of the financial asset, when the net carrying amount (including any allowance for impairment) is derecognized from the Statement of financial position. Any gains or losses on derecognition are calculated and recognized as the difference between the proceeds from disposal and the (net)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

carrying amount derecognized.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.4.1.1           Financial assets at fair value through profit or loss

The “financial assets at fair value through profit or loss” measurement category includes the following financial assets:

•                  Financial assets that are designated as “at fair value through profit or loss” using the fair value option as per IAS 39

•                  Financial assets incurred for the purpose of selling immediately or in the near term and thus classified as “held for trading”

•                  Derivative financial assets are classified as “held for trading”

Assets in this category are classified as current assets (Other financial current assets). No reclassification between categories has been made in the past and no reclassifications are expected in the future.

Assets in this category are initially recognized and subsequently carried at fair value. Gains or losses arising from changes in the fair value and impairment losses or their reversals are recognized in the Profit for the year (Other finance expense - net) in the period in which they arise. The Group only classifies derivative financial instruments in this category.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and their fair values are re-measured at subsequent financial statement dates. Magyar Telekom does not apply hedge accounting for its financial instruments, therefore all gains and losses are recognized in the Profit for the year (Other finance expense - net).

2.4.1.2           Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Receivables are included in current assets, except those with maturities over 12 months after the financial statement date. These are classified as Other non-current assets.

The following items are assigned to the “loans and receivables” measurement category.

•                  cash and cash equivalents,

•                  trade receivables,

•                  other receivables,

•                  employee loans,

•                  loans granted to related parties and third parties.

Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method, less any impairment.

The carrying amount of loans and receivables, which would otherwise be past due, whose terms have been renegotiated is not impaired if the collectability of the renegotiated cash flows are considered ensured.

(a) Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks, and all highly liquid deposits and securities with original maturities of three months or less, and exclude all overdrafts.

Should an impairment on cash and cash equivalents occur, it would be recognized in the Profit for the year (Other finance expense - net).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the underlying arrangement. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments as well as historical collections are considered indicators that the trade receivable is impaired.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the Profit for the year (Other operating expenses — Bad debt expense).

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and collectively for financial assets that are not individually significant. If no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, Magyar Telekom includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

The Group’s benchmark policy for collective assessment of impairment is based on the aging of the receivables due to the large number of relatively similar type of customers.

Individual valuation is carried out for customers under litigation; bankruptcy proceedings and for the total receivables of customers with overdue receivables. Itemized valuation is also performed in special circumstances, if there is an overdue receivable from any designated customer with different credit risk attributes.

When a trade or an other receivable is established to be uncollectible, it is written off against Other operating expenses in the Profit for the year (Bad debt expense) with a parallel release of cumulated impairment. Subsequent recoveries of amounts previously written off are credited against the same line of the Statement of comprehensive income.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed by adjusting the allowance account. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal shall be recognized in the Profit for the year as a reduction to Other operating expenses (Bad debt expense).

Amounts due to, and receivable from, other network operators are shown net where a right of set-off exists and the amounts are settled on a net basis (such as interconnection receivables and payables).

(c) Employee loans

Employee loans are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment loss.

The difference between the nominal value of the loan granted and the initial fair value of the employee loan is recognized as prepaid employee benefits. Interest income on the loan granted calculated by using the effective interest method is recognized as Interest income, while the prepaid employee benefits are amortized to Employee related expenses evenly over the term of the loan.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment losses on Employee loans are recognized in the Profit for the year (Employee related expenses).

(d) Loans granted to related parties and third parties

Loans granted to related parties and third parties include short term loans and deposits made with DTAG or other trading partners.

Impairment losses on Loans granted to related parties and third parties are accounted for in the Profit for the year (Other finance expense - net).

2.4.1.3    Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in other non current financial assets unless management intends to dispose of the investment within 12 months of the financial statement date. In this latter case they are included in current assets (Other financial assets).

The “available-for-sale financial assets” measurement category includes:

•                  listed equity instruments that are neither consolidated nor included using the equity method in the consolidated financial statements

•                  unlisted equity instruments that are neither consolidated nor included using the equity method in the consolidated financial statements

•                  debt instruments

AFS financial assets are initially recognized and also subsequently carried at fair value. The unrealized changes in the fair value of available-for-sale financial assets are recognized in equity (Revaluation reserve for AFS financial assets).

Interest on available-for-sale debt securities calculated using the effective interest method is recognized in the Profit for the year (Interest income). Dividends on available-for-sale equity instruments are recognized in the Profit for the year (Other finance expense - net) when the Group’s right to receive payments is established.

The Group assesses at each financial statement date whether there is objective evidence that a financial asset is impaired. There is objective evidence of impairment if as a result of loss events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset that can be reliably estimated. If any such evidence exists for AFS financial assets, the cumulative unrealized gain (if any) is reclassified from Other comprehensive income to Profit for the year, and any remaining difference is also recognized in the Profit for the year (Other finance expense - net). Impairment losses recognized on equity instruments are not reversed through the Profit for the year, while impairment losses recognized on debt instruments are reversed through the Profit for the year.

When AFS financial assets are sold or redeemed, therefore derecognized, the fair value adjustments accumulated in equity are reclassified from Other comprehensive income to Profit for the year (Other finance expense - net).

2.4.1.4    Held-to-maturity investments

This category includes non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity. The Group does not classify any of its financial instruments in this category.

2.4.2       Financial liabilities

There are two measurement categories for financial liabilities used by the Group:

•                  Financial liabilities carried at amortized cost

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•                  Financial liabilities at fair value through profit or loss

No reclassification between categories has been made in the past and no reclassifications are expected in the future. Both types of financial liabilities are initially recognized at fair value, while subsequent measurements are different (see below). We remove a financial liability (or a part of a financial liability) from the Statement of financial position when, and only when, it is extinguished — i.e. when the obligation specified in the contract is discharged, cancelled or expired.

2.4.2.1    Financial liabilities carried at amortized cost

The measurement category for “financial liabilities measured at amortized cost” includes all financial liabilities not classified as “at fair value through profit or loss”.

(a) Loans and other borrowings

Borrowings are recognized initially at fair value less transaction costs, and subsequently measured at amortized costs using the effective interest rate method. The effective interest is recognized in the Profit for the year (Interest expense) over the period of the borrowings.

(b) Trade and other payables

Trade and other payables (including accruals) are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. The carrying values of trade and other payables approximate their fair values due to their short maturity.

2.4.2.2    Financial liabilities at fair value through profit or loss

Since the Group currently has no intention of measuring non-derivative financial liabilities at fair value, generally only derivative financial instruments are assigned to this category.

The Group does not designate any derivatives as hedging instruments, therefore, all derivatives are classified as “held for trading”.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and their fair values are re-measured at subsequent financial statement dates. Magyar Telekom does not apply hedge accounting for its financial instruments, therefore all gains and losses are recognized in the Profit for the year (Other finance expense - net).

The Group considers only those contracts as a separable host contract and an embedded derivative which are denominated neither in the functional currency of either of the contracting parties nor in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place (e.g. a relatively stable and liquid currency that is commonly used in local business transactions or external trade). The Group has identified EUR and USD (except Montenegro) as currencies commonly used in the Group’s operating area.

2.5 Inventories

Inventories are stated at the lower of cost or net realizable value using the historical cost method of accounting, and are valued on a weighted average basis. The cost of inventories comprises all costs of purchase, cost of construction and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Phone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods (Note 4.6). Such loss on the sale of equipment is only recorded when the sale occurs if

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the normal resale value is higher than the cost of the phone set. If the normal resale value is lower than costs, the difference is recognized as impairment immediately.

Impairment losses on Inventories are recognized in Other operating expenses (Materials, maintenance and service fees).

2.6 Non current assets held for sale

An asset is classified as held for sale if it is no longer needed for the future operations of the Group, and has been identified for sale, which is highly probable and expected to take place within 12 months. These assets are accounted for at the lower of carrying value or fair value less cost to sell. Depreciation is discontinued from the date of designation to the held for sale status. When an asset is designated for sale, and the fair value is determined to be lower than the carrying amount, the difference is recognized in the Profit for the year (Depreciation and amortization) as an impairment loss.

2.7 Property, plant and equipment (PPE)

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses.

The cost of an item of PPE comprises its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located is also included in the costs if the obligation incurred can be recognized as a provision according to IAS 37 — Provisions, Contingent Liabilities and Contingent Assets.

Government grants relating to the purchase of PPE are deducted from the original cost of the items and are recognized in the Profit for the year through the reduced amount of depreciation of the related assets over their useful lives. Investment tax credits relating to qualifying investment projects (Note 9.5) are also recognized in this manner.

Cost in the case of telecommunications equipment comprises of all expenditures including the cabling within customers’ premises and borrowing costs of related loans.

Subsequent expenditure on an asset that meets the recognition criteria to be recognized as an asset or an addition to an asset is capitalized, while maintenance and repairs are charged to expense when incurred.

When assets are scrapped, the cost and accumulated depreciation are removed from the accounts and the loss is recognized in the Profit for the year as depreciation expense.

When assets are sold, the cost and accumulated depreciation are removed from the accounts and any related gain or loss is recognized in the Profit for the year (Other operating income).

Depreciation is calculated on a straight-line basis from the time the assets are deployed and charged over their economic useful lives. On an annual basis, Magyar Telekom reviews the useful lives and residual values for consistency with current development plans and advances in technology. For further details on the groups of assets impacted by the most recent useful life revisions refer to Note 12. The annual revisions are conducted in the second quarter of the year and the resulting changes are applied from the third quarter of the year. In addition to the regular revisions, any investment decisions made throughout the year may also result in a change of useful life of a group of assets in any period of the year.

2.8 Intangible assets

Intangible assets are stated at historical cost less accumulated amortization and impairment losses.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use. These costs are amortized over the estimated useful life of the software. Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. Costs directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee related costs and an appropriate portion of relevant overhead. Computer software development costs recognized as assets are amortized over their estimated useful lives. As these assets represent an immaterial portion of all software, these are not disclosed separately.

Costs associated with the acquisition of long term frequency licenses are capitalized including any related borrowing costs. The useful lives of concessions and licenses are determined based on the underlying agreements and are amortized on a straight line basis over the period from availability of the frequency for commercial use until the end of the initial concession or license term. No renewal periods are considered in the determination of useful life.

Amortization is calculated on a straight-line basis from the time the assets are deployed and charged over their economic useful lives. On an annual basis, Magyar Telekom reviews the useful lives for consistency with current development and replacement plans and advances in technology. For further details on the groups of assets impacted by the most recent useful life revisions refer to Note 13. The annual revisions are conducted in the second quarter of the year and the resulting changes are applied from the third quarter of the year. In addition to the regular revisions, any investment decisions made throughout the year may also result in a change of useful life of a group of assets in any period of the year.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets and contingent liabilities of the acquired subsidiary or business at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Impairment testing is carried out on an annual basis for all goodwill in the last quarter of the year based on the carrying values as at September 30 of the year. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity or business include the carrying amount of goodwill relating to the entity or business sold.

In determining whether an asset that incorporates both intangible and tangible elements should be treated under IAS 16 - Property, Plant and Equipment or as an intangible asset under IAS 38 — Intangible Assets, management uses judgment to assess which element is more significant and recognizes the assets accordingly.

2.9 Impairment of PPE and intangible assets

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the assets’ fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units - CGUs).

The fair values of the individual tangible and intangible assets of the Group in most cases cannot be determined as individual assets do not generate cash flows. Instead, the Group determines CGUs to which the individual assets are allocated and the fair values can only be determined at CGU level, primarily by using discounted cash flow analyses. See also Note 4.3. Corporate assets which have the distinctive characteristics of not generating cash inflows independently of other assets or groups of assets are allocated to CGUs when conducting impairment tests.

Goodwill is tested for impairment annually or more frequently if circumstances indicate that impairment may have occurred. When conducting the impairment tests, Magyar Telekom allocates goodwill to its cash generating units or groups of cash generating units, which, in the vast majority of the cases, are determined at the operating segment level. See also Note 4.2. Operating segments may include one clearly identifiable company or a group of companies, or components of one company and other companies as well.

For the subsidiaries included in the operating segments the Group establishes the subsidiaries’ recoverable amounts by determining their fair value less cost to sell by using valuation techniques. These include the use of recent

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analyses and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. The fair values determined as described above are used as a basis when establishing the need for an impairment of any goodwill allocated to the CGUs or group of CGUs (usually the operating segments). See also Note 4.2. If the calculated fair value less cost to sell is lower than the carrying amount of the operating segment, goodwill is impaired.

The impairment losses of PPE and intangible assets are accounted for in the Depreciation and amortization line of the Statement of comprehensive income.

2.10 Provisions and contingent liabilities

Provisions are recognized when Magyar Telekom has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provisions are measured and recorded as the best estimate of the expenditure required to settle the present obligation at the financial statement date.

Provisions for obligations expected to fall due after 12 months are generally recognized at their present value and are accreted (against Interest expense) until utilization or reversal.

No provision is recognized for contingent liabilities. A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

2.11 Treasury stock

When the Company or its subsidiaries purchase the Company’s equity shares, the consideration transferred including any attributable incremental external costs are deducted from the Equity of the owners of the parent as Treasury stock until they are re-sold or cancelled. When such shares are subsequently sold, the treasury share balance decreases by the original cost of the shares, thereby increasing equity, while any gains or losses are also recognized in equity (Retained earnings). Treasury stock transactions are recorded on the transaction date.

2.12 Revenues

Revenues for all services and equipment sales (Note 22) are shown net of VAT, discounts and excluding sales within the Group. Revenue is recognized when the amount of the revenue can be reliably measured, and when it is probable that future economic benefits will flow to the Group and all other specific recognition criteria of IAS 18 on the sale of goods and rendering of services are met for the provision of each of the Group’s services and sale of goods.

Customers of the Group are granted loyalty awards (credit points) based on their usage of the Group’s services including timely payment of their invoices. Loyalty awards can be accumulated and redeemed to obtain future benefits (e.g. call credits, handset discounts, etc.) from the operators of the Group. When customers earn their credit points, the fair value of the credit points earned are deducted from the revenue invoiced to the customer, and recognized as Other liabilities (deferred revenue). On redemption (or expiry) of the points, the deferred revenue is released to revenue as the customer collected (or waived) the undelivered element of the deemed bundle.

Revenues from operating leases are recognized on a straight line basis over the period the services are provided. Operating lease revenues are primarily included in the System integration and IT revenues.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.12.1 Fixed line and mobile telecommunications revenues

Revenue is primarily derived from services provided to Magyar Telekom’s customer subscribers and other third parties using Magyar Telekom’s telecommunications network, and equipment sales.

Customer subscriber arrangements typically include an equipment sale, subscription fee and charge for the actual voice, internet, data or multimedia services used. The Group considers the various elements of these arrangements to be separate earnings processes and classifies the revenue for each of the deliverables into the categories as disclosed in Note 22 using the residual method for each of the elements. These units are identified and separated, since they have value on a standalone basis and are sold not only in a bundle, but separately as well. Therefore the Group recognizes revenues for all of these elements using the residual method that is the amount of consideration allocated to the delivered elements of the arrangements equals the total consideration less the fair value of the undelivered elements.

The Group provides customers with narrow and broadband access to its fixed, mobile and TV distribution networks. Service revenues are recognized when the services are provided in accordance with contractual terms and conditions. Airtime revenue is recognized based upon minutes of use and contracted fees less credits and adjustments for discounts, while subscription and flat rate revenues are recognized in the period they relate to.

Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided that there are no unfulfilled obligations that affect the customer’s final acceptance of the arrangement.

Advertising revenues are recognized in the period that the advertisements are exhibited.

Revenues from premium rate services (Voice and non-voice) are recognized on a gross basis when the delivery of the service over Magyar Telekom’s network is the responsibility of the Group, the Group establishes the prices of these services and bears substantial risks of these services, otherwise these revenues are presented on a net basis.

Customers may also purchase prepaid mobile, public phone and internet credits (“cards”) which allow those customers to use Magyar Telekom’s telecommunications network for a selected amount of time. Customers must pay for such services at the date when the card is purchased. Revenues from the sale of cards are recognized when used by the customers or when the credits expire with unused traffic.

Third parties using Magyar Telekom’s telecommunications network include roaming customers of other service providers and other telecommunications providers which terminate or transit calls on Magyar Telekom’s network. These wholesale (incoming) traffic revenues included in Voice and Non-voice (Data and Internet) revenues are recognized in the period of related usage. A proportion of the revenue received is often paid to other operators (interconnect) for the use of their networks, where applicable. The revenues and costs of these transit calls are stated gross in the Financial statements as the Group is the principal supplier of these services using its own network freely defining the pricing of the services, and recognized in the period of related usage.

2.12.2 System integration and IT revenues

Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of 2-3 years. Revenues for voice and data services are recognized under such contracts when used by the customer.

Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. The contracts are analyzed based on the requirements of IFRIC 4 - Determining whether an Arrangement contains a Lease, and if they include embedded lease elements, the revenues attributable to these are recognized according to IAS 17 - Leases as described in Note 2.17.

Revenue from system integration contracts requiring the delivery of customized products and/or services is generally covered by one of the following types of contracts: fixed-price or time and material-based. For fixed-price contracts, revenue is generally recognized based on percentage of completion taking into account the proportion that

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

contract costs incurred for work performed to date bear to the estimated total contract costs. In the case of contracts billed on the basis of time and material, revenue is recognized as the services are rendered.

Revenue from maintenance services (generally fixed fee per month) is recognized over the contractual period or as the services are provided. Revenue from repairs, which are not part of the maintenance contract, billed on the basis of time and material used is recognized as the services are provided.

Revenue from hardware and software sales or sales-type leases is recognized when the risk of ownership is substantially transferred to the customer, provided there are no unfulfilled obligations that affect the customer’s final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized.

Revenues from construction contracts are accounted for using the percentage-of-completion method. The stage of completion is determined on the basis of the costs incurred to date as a proportion of the estimated total costs. Receivables from construction contracts are classified in the Statement of financial position as Trade receivables. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is recognized immediately (in Expenses directly related to revenues).

2.13 Employee benefits

2.13.1 Short term employee benefits

Short term employee benefits are recognized as a current expense in the period when employees render their services. These include wages, social security contributions, bonuses, paid holidays, discounted telephone bills, meal and holiday contributions and other fringe benefits and the tax charges thereon.

Payments to defined contribution pension and other welfare plans are recognized as an expense in the period in which they are earned by the employees.

Magyar Telekom does not have significant post-employment defined benefit schemes.

2.13.2 Share based compensation

Magyar Telekom recognizes the costs of services received from its employees in a share based payment transaction when services are received. Magyar Telekom recognizes a corresponding increase in its equity reserves (Reserve for equity settled share based transactions) if the services are received in an equity-settled share based payment transaction. When the share based compensation program is completed, i.e. the shares are transferred to the employees’ ownership or the share options have forfeited, the respective reserve is transferred to Retained earnings. If the services are received in a cash-settled share based payment transaction, the Group recognizes the expense against a liability, re-measured at each financial statement date.

Fair values are determined using option pricing models (such as Black-Scholes and Monte Carlo simulation) and other relevant techniques. As Magyar Telekom Plc. is listed and actively traded on the Budapest Stock Exchange, the share price and its history is readily available as a basis for fair value calculations.

Bonuses tied to the long term performance of the Magyar Telekom share are recognized in the Profit for the year at their time-proportioned fair value (Note 24.1) against an accumulating balance in Provisions.

2.13.3 Termination benefits

Termination benefits are payable whenever an employee’s employment is terminated before the nominal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without the possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.14 Research and Marketing expenses

Research as well as marketing costs are expensed as incurred. Research costs are not material, while marketing expenses are disclosed in Note 25.

2.15 Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Other borrowing costs are recognized as an expense. Borrowing costs include interest and other costs that the Group incurs in connection with the borrowing of funds. The borrowing costs eligible for capitalization are capitalized applying the weighted average of the borrowing costs applicable to the general borrowings of the Group that are outstanding during the period. A qualifying asset is an asset that necessarily takes a substantial period of time, in general over 12 months, to get ready for its intended use.

2.16 Income taxes

2.16.1 Corporate income taxes

Corporate income taxes are payable to the central tax authorities of the countries in which the Group’s consolidated entities operate. The basis of the tax is the taxable entities’ accounting profit adjusted for non-deductible and non-taxable items. The nominal tax rates and the determination of the tax base vary among the countries in which the Group operates.

2.16.2 Other income taxes

Other income taxes include certain local and central taxes levied in Hungary on the companies’ net margins, determined at a substantially higher level than the corporate tax base, but applying a significantly lower tax rate.

2.16.3 Deferred taxes

Deferred tax is recognized applying the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit. Deferred tax is determined using income tax rates that have been enacted or substantially enacted by the financial statement date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit (or reversing deferred tax liabilities) will be available against which the temporary differences can be utilized.

Deferred tax is also provided on taxable temporary differences arising on investments in subsidiaries and associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.17 Leases

2.17.1 Operating lease —Group as lessor

Assets leased to customers under operating leases are included in Property, plant and equipment in the Statement of financial position. They are depreciated over their expected useful lives on a basis consistent with similar assets. Rental income is recognized as revenue on a straight-line basis over the lease term.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.17.2 Finance lease — Group as lessor

Leases of assets where Magyar Telekom transfers substantially all the benefits and risks of ownership are recognized and disclosed as revenue against a finance lease receivable. The revenue equals the estimated present value of the future minimum lease payments receivable and any unguaranteed residual value (net investment in the lease). The cost of the asset sold in a finance lease transaction is recognized at the inception of the lease. Each lease receipt is then allocated between the receivable and interest income so as to achieve a constant rate of return on the finance receivable balance outstanding. The interest element of the lease receipt is recognized in Interest income.

2.17.3 Operating lease —Group as lessee

Costs in respect of operating leases are charged to the Profit for the year on a straight-line basis over the lease term.

2.17.4 Finance lease — Group as lessee

Leases of property, plant and equipment where Magyar Telekom assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of the asset or if lower, at the estimated present value of the future minimum lease payments against a finance lease payable. Each lease payment is allocated between the finance liability and interest expense so as to achieve a constant rate of interest on the outstanding finance balance payable. The finance lease obligations, net of finance charges, are included in the Statement of financial position (Other financial liabilities). The interest element of the lease payments is charged to the Profit for the year (Interest expense) over the lease period. Property, plant and equipment acquired under finance lease contracts are depreciated over the shorter of the lease term or the useful life of the asset.

2.17.5 Sale and leaseback transactions

Sale and leaseback transactions involve the sale of an asset by Magyar Telekom and the leasing of the same asset or part of it back to Magyar Telekom. When sale and leaseback transactions qualify as finance leases any gain on the sale is deferred and recognized in the Profit for the year over the lease term through lower depreciation expense. If the leaseback qualifies as an operating lease, any gains or losses on the sale are recognized in the Profit for the year (Other operating income) at the time of the sale as the sales price reflects the fair value of the asset, while the lease payments are recognized in the Profit for the year (Other operating expenses) on a straight line basis over the period of the lease.

2.18 Earnings per share

Basic earnings per share is calculated by dividing profit attributable to the owners of the Company for the period by the weighted average number of common stocks outstanding. Diluted earnings per share is calculated considering the weighted average number of diluting share options (if any) in addition to the number of common stocks outstanding.

2.19 Dividends

Dividends payable to the Company’s shareholders and to Non-controlling shareholders of the Group’s subsidiaries are recorded as a liability and debited against equity (Retained earnings or Non-controlling interests) in the Group’s financial statements in the period in which the dividends are approved by the shareholders.

2.20 Segments

In the Financial statements, the Group’s segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, the members of the Management Committee (MC) of Magyar Telekom Plc. The MC is responsible for allocating resources to, and assessing the performance of, the operating

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

segments on a monthly basis. The accounting policies and measurement principles of the operating segments are very similar to those applied for the Group described in the previous sub-notes of the Summary of significant accounting policies. The differences primarily originate from the fact that the operating segments’ annual results are determined and closed at an earlier stage, around January 10-12 each year, than these Financial statements. Any items discovered and requiring adjustment between the closing date of the segment results and the approval date of the Financial statements are reflected in the next year’s segment results.

The operating segments’ revenues include revenues from external customers as well as the internal revenues generated from other segments for telecommunications and, to a lesser extent, from inter-segment support services. In order to concentrate on real performance achieved on third party transactions, the number of inter-segment cross-charges applied within the organizations of Magyar Telekom Plc. operating in different segments is fairly limited. These cross-charges are not meant to allocate all the actual costs to the operating segment which are in fact incurred for the operation of the particular segment. Consequently, regardless of the costs incurred for the operation of another segment, the supporting organizations of the operating segments do not charge revenues for the services delivered within Magyar Telekom Plc., the largest legal entity of the Group.

The operating segments’ results are monitored by the MC down to EBITDA (Earnings before interest, tax, depreciation and amortization) level, which is defined by the Group as Operating profit without Depreciation and amortization expense.

The MC does not monitor the assets and liabilities at the segment level.

Another important KPI monitored at segment level is capital expenditure (Capex), which is determined as the gross additions to PPE and Intangible assets, excluding those due to business combinations.

2.21 Comparative information

In order to maintain consistency with the current year presentation in the Financial statements and the Notes thereto, certain items may have been reclassified for comparative purposes. Material changes in disclosures, if any, are described in detail in the relevant Notes. In 2010 certain reclassifications impacted the disclosure of the financial results as described in Notes 27-29. As the changes in the disclosures did not impact the statements of financial position of any year, we did not extend the statements of financial position to include further comparative years.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

Magyar Telekom is primarily exposed to credit risks related to its financial assets. In addition, the Group is also exposed to risks from movements in exchange rates, interest rates that affect the fair value and/or the cash flows arising from financial assets and liabilities.

Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are also used for this purpose, depending on the risk assessment. Magyar Telekom only hedges the risks that affect the Group’s cash flows, no hedges are concluded to hedge fair values. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with Deutsche Telekom or leading Hungarian financial institutions. Nevertheless, hedge accounting is not applied to such transactions, considering that not all the criteria in IAS 39 are met.

The detailed descriptions of risks, the management thereof as well as sensitivity analyses are provided below. These sensitivity analyses calculate with reasonably possible changes in the relevant risk variables and their impact on profit before tax. The impacts disclosed below are subject to an average effective income tax rate of approximately 10% in the Group, i.e. the impact on Profit for the year would be approximately 90% of the pre tax amount. The potential impacts disclosed (less tax) would be the same on the Group’s Equity.

There were no major changes in these risks compared to the previous reporting period.

3.1.1 Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

The fundamentals of Magyar Telekom’s financing strategy are established each year by the Board of Directors. The Group’s policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfillment annually. At the end of 2009 and 2010 Magyar Telekom fulfilled both criteria; Total Debt to EBITDA ratio of 1.70 in 2010 (2009: 1.61), the allowed maximum of which would be 2.5 and EBITDA to Interest Expense ratio of 7.58 in 2010, (2009: 7.59), the allowed minimum of which would be 3.0. The Group’s Treasury department is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

Magyar Telekom is exposed to interest and foreign exchange (FX) rate risk associated with its interest bearing assets and liabilities and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF. Consequently, Magyar Telekom’s objective is to minimize the level of its financial risk in HUF terms.

For the presentation of market risks, we also provided sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on Profit before tax. These hypothetical changes were modeled to present a reasonably possible change in the relevant risk variables. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the end of the latest reporting period (2010) and the preceding reporting period (2009). The balances at the end of the reporting period are usually representative for the year as a whole, therefore the impacts are calculated using the year end balances as though the balances had been constant throughout the reporting period. As the global economic situation has not changed significantly compared to the end of the previous reporting period, the methods and assumptions used in the sensitivity calculations did not change significantly. As a result of the still rather volatile international capital and securities markets, a higher fluctuations of the FX and interest rates are also possible.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.1.1.1    Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates. Currency risks primarily arise on financial instruments being denominated in a currency that is not the functional currency of the given operating segment of the Group. Differences resulting from the translation of the foreign subsidiaries financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which Magyar Telekom has financial instruments.

Due to the free-float of the HUF introduced in 2008, the Group is exposed to FX risk in case of FX denominated financial instruments of the Hungarian entities to a higher degree than before. In order to mitigate this risk, Magyar Telekom minimized its foreign currency borrowings in the past years, or covered them with derivative instruments to substantially reduce FX risk.

(a) FX risks arising on loans from DTIF and related swaps with DT AG

In the past few years, all related party loans payable of Magyar Telekom were denominated in HUF. In agreement with Deutsche Telekom, the related party loans taken to finance general corporate needs from the financing vehicle of Deutsche Telekom, Deutsche Telekom International Finance B.V. (DTIF) from June 2009 are denominated in EUR, while, at the same time, cross-currency interest rate swaps are concluded with Deutsche Telekom AG to fix the actual cash flows of Magyar Telekom in HUF for the whole nominal amount and interest payments of these loans. Even though the Group does not apply hedge accounting, the change in the HUF/EUR exchange rate has no significant (net) impact on Profit before tax related to the hedged loans and the swaps together.

(b) FX risks arising on third party loans and related swaps

Magyar Telekom also has third party loans denominated in EUR, for the majority of which we also concluded cross-currency interest rate swap agreements with one of the substantial Hungarian banks to eliminate FX risk in connection with these loans and hedge the whole foreign currency denominated cash flows of these loans. Even though the Group does not apply hedge accounting, the change in the HUF/EUR exchange rate has no significant (net) impact on Profit before tax related to the hedged loans and the swaps together.

(c) Other FX exposure

The remaining FX exposure of Magyar Telekom is mostly related to (i) holding foreign currency cash balances in its subsidiaries in the Southern and Eastern Europe region, and (ii) operating activities through revenues from, and payments to, international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency. In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade and leases payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities. The Group’s foreign currency denominated assets (primarily held by the Group’s foreign subsidiaries), however, exceed the Group’s foreign currency denominated liabilities (other than the above described loans), therefore changes of the functional currencies’ exchange rates would have significant impact on the profit of the Group. Compared to the spot FX rates as of December 31, 2010, a 10% weaker functional currency HUF against the EUR and USD would have caused an unrealized loss of less than HUF 0.1billion on this net balance (2009: HUF 0.1 billion loss). The same amount of gain would have been caused by a 10% stronger functional currency HUF against the EUR and USD. Compared to the spot FX rates as of December 31, 2010, a 20% weaker functional currency MKD against the EUR and USD would have caused HUF 5.2 billion unrealized gain on this net balance (2009: HUF 4.4 billion gain). The same amount of loss would have been caused by a 20% stronger functional currency MKD against the EUR and USD.

In order to reduce the above exposure, Magyar Telekom occasionally enters into derivative contracts. The fair value of the open short term forward positions was HUF -666 million (liability) as of December 31, 2010 (2009: HUF -502 million (liability)). These positions were opened to hedge the FX risks of future FX payments exceeding FX incomes. Compared to the spot FX rates as of December 31, 2010, a 10% weaker functional currency HUF against the EUR and USD would have caused HUF 2.8 billion unrealized gain on this net balance while a 10% stronger HUF

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

against the EUR and USD would have caused HUF 4.2 billion unrealized loss.

As a result of the volatile international capital and securities markets, even a more than 10% fluctuation of the functional currency HUF and a more than 20% fluctuation of the functional currency MKD against the EUR and USD is possible as extraordinary market conditions may cause extreme volatility on FX markets.

3.1.1.2    Interest rate risk

Magyar Telekom is also exposed to interest rate fluctuations. This is due to the fact that changing interest rates affect the fair value of the fixed rate instruments and also affect the cash flows through the floating rate instruments.

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. On the other hand, all financial instruments with fixed interest rates (which are carried at amortized cost) are not subject to cash flow interest rate risk.

Changes in the market interest rate of interest rate derivatives (interest rate swaps, cross-currency swaps) that are not part of a hedging relationship as set out in IAS 39 affect financial income or expense (net gain/ loss from re-measurement of the financial assets to fair value).

Changes in market interest rates affect the interest income or expense of non-derivative floating-interest financial instruments for which no cash flow hedges are in place.

(a) Financial assets

Excess cash of the Group’s Hungarian operations is primarily used to repay loans, however, significant amount of cash of the Group’s Macedonian and Montenegrin subsidiaries are held in local banks. These amounts are deposited primarily on fixed interest rate terms in order to minimize exposure to market changes that would potentially adversely change the cash flows from these instruments.

The Group had no significant HUF denominated bank deposits at the end of 2010 (2009: HUF 6.5 billion).

The Group’s MKD denominated bank deposits amounted to HUF 15.7 billion at the end of 2010 (2009: HUF 32.7 billion). A 5 percentage point higher interest rate throughout 2010 (assuming the year-end 2010 balance throughout 2010) would have resulted in HUF 0.8 billion higher interest income in 2010 (2009: HUF 1.6 billion). The interest income would be lower by a smaller amount as interest rates are usually lower than 5%.

The Group’s EUR denominated bank deposits amounted to HUF 38.0 billion at the end of 2010 (2009: HUF 37.0 billion). A 1 percentage point higher interest rate throughout 2010 (assuming the year-end 2010 balance throughout 2010) would have resulted in HUF 0.4 billion higher interest income in 2010 (2009: HUF 0.4 billion). The interest income would be lower by a smaller amount as interest rates are usually lower than 1%.

As a result of the volatile international capital and securities markets, a higher fluctuation of the interest rates is also possible, the exposure to which is mitigated by the balanced portfolio of fixed and floating interest rate deposits (see above). Sensitivities have been disclosed for a movement of 5 percentage points for MKD and 1 percentage point for EUR, but extraordinary market conditions may cause extreme volatility on money markets, which can result in even higher percentage point change in interest rates.

(b) Financial liabilities

Financial liabilities exposed to interest rate risk are primarily the related party (DTIF) and third party loans and the related swap agreements in place. These loans are almost exclusively taken by the Company as the financing of the Group is managed centrally. The analysis below describes the Group’s net exposure to the net interest rate risks related to the loans and the related swap agreements.

As the vast majority of debt portfolio is denominated in HUF, or swap agreements are in place so that the loans payable are exposed to changes in HUF interest rates, the Group is mostly exposed to the HUF interest rate

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

fluctuations for its financial liabilities. To control this interest rate risk, a combination of fixed and floating rate debt is used. Fixed interest-bearing debts (including loans swapped to fixed interest and excluding loans swapped to floating interest) made up 63% of the Group’s total debt as of December 31, 2010 (2009: 56%).

In addition, some of the Group’s loan agreements with Deutsche Telekom include a fixed interest rate that in fact may change in case of downgrading the credit rating of Deutsche Telekom by specific international rating agencies below the level of credit rating BBB+. Such rating downgrades from the current grade would have caused additional annual interest payments of approximately HUF 0.2 billion (assuming the year-end 2010 balance and rating throughout 2010) on top of the pre-fixed amount of interest (2009: HUF 0.2 billion). On the other hand, such rating upgrades above the level of the credit rating A would have caused HUF 0.2 billion lower interest expense for 2010 (2009: HUF 0.3 billion).

Floating interest-bearing debts (including loans swapped to floating interest and excluding loans swapped to fixed interest) made up 37% of the Group’s total debt as of December 31, 2010 (2009: 44%). A 1 percentage point higher interest rate throughout 2010 (assuming the year-end 2010 balance throughout 2010) would have resulted in HUF 1.3 billion higher interest expense in 2010, while the same decrease of interest rates would cause the same decrease in interest payments (2009: HUF 1.7 billion).

3.1.1.3    Other price risk

As of the end of the reporting periods, Magyar Telekom did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices, therefore, the Group’s exposure to such price changes is very limited. See also Note 8.2.

3.1.2 Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The maximum exposure to credit risk as at the financial statement dates are represented by the carrying amounts of the financial assets in the Statement of financial position. Guarantee agreements reducing the maximum exposure to credit risk as at the end of the reporting period are described later in this section.

The following table represents Magyar Telekom’s maximum exposure to credit risk as at December 31, 2009 and 2010.

	At December 31,
In HUF millions	2009	2010

Cash and cash equivalents	34,270	15,841
Bank deposits with original maturities over 3 months	50,660	47,798
Trade receivables	100,524	106,732
Loans to Deutsche Telekom Group companies	29,587	—
Finance lease receivables	23,531	20,385
Employee loans	4,870	4,704
Derivative financial instruments	1,285	1,305
Trade receivables over one year	1,487	1,524
Loans to third parties	580	947
Financial assets available for sale	276	296
RDC receivables	839	715
Other current	1,626	2,400
Other non-current	552	519
	250,087	203,166

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The vast majority of credit risks may arise in respect of Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables, and to a lesser extent, of Finance lease receivables. Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables have short term maturities, which represent the vast majority of the Group’s financial assets.

According to the Group’s risk management policy Magyar Telekom Group companies deposit the excess cash only in banks rated at least BBB+ (or equivalent), or make efforts to get guarantees for the deposits from banks rated at least BBB+. Moreover, Magyar Telekom prefers to deposit in banks which grants loans for Magyar Telekom to make possible the compensation of debts and loans in case of the default of the bank.

Cash and cash equivalents and Bank deposits with maturities over 3 months held in Hungary are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom places its cash in Hungary with substantial credit institutions. Further, excess HUF cash is also used for repayment of the HUF denominated loans and borrowings, or is deposited at partner banks which grant loans for Magyar Telekom, therefore, the credit risk related to cash held in HUF is very limited.

Cash and cash equivalents and Bank deposits with maturities over 3 months held in Macedonia are primarily denominated in MKD and EUR, while the Cash and cash equivalents and Bank deposits with maturities over 3 months held in Montenegro are primarily denominated in EUR. Cash and cash equivalents and Bank deposits with maturities over 3 months deposited in these countries run higher counterparty risk, due to the small amount of internationally substantial financial institutions in those countries. The bank deposits in Montenegro of HUF 10.1 billion as at December 31, 2010 (2009: HUF 12.2 billion) and those in Macedonia of HUF 43.7 billion as at December 31, 2010 (2009: HUF 57.5 billion) are fully covered with bank guarantees issued by international financial institutions rated at BBB+ or above, or Magyar Telekom has the right to net the deposits with loans taken from the guarantor, in case of default of the bank. Credit risk related to bank deposits is further limited by the diversification of the deposits among several independent credit institutions determinant on the local market.

Finance lease receivables, in most cases, are legally embedded in service contracts also requiring to provide assets related to the services, which are legally in the Group’s ownership. Should the customers fail to pay their bills, we are entitled to discontinue the services and take the assets back to the Group’s locations. As these assets are rarely customer specific, we can utilize these assets in other ways as well, therefore, the credit risk related to finance leases is in fact rather limited.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Group’s customer base and their dispersion across many different geographic areas and industries.

No financial assets other than trade and other receivables had to be impaired in the reported years, as they are neither past due nor are there any signs of impairment.

The following table contains the carrying amount of trade receivables broken down by country of operation.

	At December 31,
In HUF millions	2009	2010

Hungary	82,333	88,099
Macedonia	12,061	12,852
Montenegro	4,763	4,792
Other	1,367	989
	100,524	106,732

The amounts in the table above are shown net of provisions for impairment losses of HUF 34.5 billion as at December 31, 2010 (2009: HUF 29.7 billion). The annual bad debt expense of the Group had been under 1% of the consolidated revenues before 2009, when it started to increase (1.4% in 2009). In 2010, the ratio reached 1.6%. Further changes in customer payment behavior in the future, however, may result in higher impairment losses. Each additional 1 percentage point of uncollectible revenue would result in additional impairment charges of HUF 6.1 billion in 2010 (2009: HUF 6.4 billion).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Hungary

There are varying credit checking practices applied across the members of the Group. The majority of customers are located in Hungary. For these customers the Company follows the practice described below.

Credit checking at the time of the service request is carried out automatically by the credit checking application of the Sales Department. A variety of checks including checking the bankruptcy list, the internal database of risky installation locations, the collection history of the past 6 months, the outstanding debt and the joint database of debtors of the Hungarian mobile operators are performed depending on the service to be used. The Fraud Detecting System monitors extreme usage and fraudulent behavior of customers for mobile, fixed-line and Internet services. In case of business customers, account managers check if the customer has outstanding debts.

Dunning procedures are run automatically by the billing systems and include various reminder tools like SMS, telephone calls, reminder letters, restricted service, termination letters and disconnections. Over a minimum overdue amount we apply varying and customized reminder procedures with specific deadlines to the different customer groups. After the termination of the contract and depending on the expected success of the process, we combine the different collection steps of involving external partners, selling the outstanding debt or initiating legal proceedings. All parts of the process are regulated by internal directives.

Macedonia

The process of managing the credit risk from operating activities includes preventive measures such as credibility checking and prevention barring, corrective measures during legal relationship (reminding and disconnection activities), collaboration with collection agencies and collection after legal relationship as litigation process, court proceedings and involvement of the executive unit. The overdue payments are monitored through a debt escalation procedure based on customer type, credit class and amount of debt. The credit risk is controlled through credibility checking — which determines that the customer is not indebted and the customers credit worthiness and through preventive barring — which determines the credit limit based on the usual level of the customer’s consumption. There’s no concentration of risk in Macedonia either with any single customer or group of customers with similar characteristics. The procedures in Macedonia ensure on a permanent basis that sales are made to customers with an appropriate credit history and that an acceptable level of credit exposure is not exceeded.

Montenegro

In Montenegro, receivables management and credit risk control were focus points of the efficiency program in the finance area in 2010. Through organizational change, Customer Finance department has been formed, with the goal of reducing bad debt expenses. Most of the processes have been changed in 2010: reminder processes were changed and tuned to different customer segments; additional debt collection agencies have been included into the process, to increase competition, drive provision fees down and to increase their collection rates; the credit checking processes for new and existing customers have been redesigned. All of these activities resulted in sharp decline of bad debt expenses, despite the economic crisis in Montenegro.

3.1.3 Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. The undrawn credit lines amounted to 54.6 billion as at December 31, 2010 (2009: HUF 50.5 billion), and the Company also had uncommitted credit lines from several Hungarian Banks as at December 31, 2010. In addition to the above, Deutsche Telekom confirmed its readiness to finance Magyar Telekom Group’s budgeted financing needs until the end of June 2012.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following two tables summarize the maturity structure of Magyar Telekom’s financial liabilities including the interest payable on those liabilities as of December 31, 2010 and 2009. As the majority of the financial liabilities are paid from the cash generated from the ongoing operations, the maturity analysis of the financial assets as at the end of the reporting periods (in comparison with the financial liabilities) would not be useful, therefore, is not included in the tables below.

December 31, 2010 (in HUF millions)	Total	within 1 year	1 to 5 years	after 5 years

Trade payables	88,613	88,613	—	—
Dividend payable	319	319	—	—
Financial liabilities to related parties	363,184	87,788	245,188	30,208

Bank loans	52,813	46,348	6,465	—
Finance lease liabilities	4,462	1,080	2,664	718
Nonconvertible bonds and debentures	191	70	121	—
Other financial liabilities	1,243	1,119	123	1
Total other financial liabilities	58,709	48,617	9,373	719

Total cash flows	510,825	225,337	254,561	30,927

Open swap positions’ cash flows
Gross cash inflow in EUR million	312	25	287	—
Gross cash inflow in HUF million (at spot rate)	87,089	6,861	80,228	—
Gross cash outflow in HUF million	100,849	10,037	90,812	—
Net cash outflow in HUF million	13,760	3,176	10,584	—

Open forward positions’ cash flows
Gross cash inflow in EUR million	123	123	—	—
Gross cash inflow in USD million	5	5	—	—
Total gross cash inflow in HUF million (at spot rate)	35,253	35,253	—	—
Gross cash outflow in HUF million	36,395	36,395	—	—
Net cash outflow in HUF million	1,142	1,142	—	—

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 (in HUF millions)	Total	within 1 year	1 to 5 years	after 5 years

Trade payables	85,874	85,874	—	—
Dividend payable	303	303	—	—
Financial liabilities to related parties	403,771	87,380	216,987	99,404

Bank loans	63,430	37,466	25,964	—
Finance lease liabilities	5,686	1,360	2,847	1,479
Nonconvertible bonds and debentures	191	70	121	—
Other financial liabilities	1,495	1,371	123	1
Total other financial liabilities	70,802	40,267	29,055	1,480

Total cash flows	560,750	213,824	246,042	100,884

Open swap positions’ cash flows
Gross cash inflow in EUR million	308	21	119	168
Gross cash inflow in HUF million (at spot rate)	83,499	5,808	32,190	45,501
Gross cash outflow in HUF million	100,298	7,276	44,355	48,667
Net cash outflow in HUF million	16,799	1,468	12,165	3,166

Open forward positions’ cash flows
Gross cash inflow in EUR million	123	123	—	—
Gross cash inflow in HUF million (at spot rate)	33,313	33,313	—	—
Gross cash outflow in HUF million	33,993	33,993	—	—
Net cash outflow in HUF million	680	680	—	—

The average maturity of Magyar Telekom’s debt portfolio was 2.5 years as at December 31, 2010 (2009: 2.6 years), both of which are in line with the predefined liquidity management limit range of keeping the average maturity of the debt portfolio between 2 and 3 years.

The floating interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2010 and 2009.

3.2 Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company’s equity capital in order to optimize the capital structure of the Group. This can be achieved primarily by adjusting the amount of dividends paid to shareholders, or alternatively, by returning capital to shareholders by capital reductions, selling or buying own shares. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as Net debt divided by Equity (including Non-controlling interest) and Net debt. Net debt is calculated as follows:

• Current and non current financial liabilities to related parties — Note 16

• plus Other current and non current financial liabilities — Note 17

• less Cash and cash equivalents — Note 6

• less Other current financial assets — Note 8.1.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During 2009 and 2010, the Group’s strategy as approved by the Board was to maintain a gearing ratio within 30% to 40%. The gearing ratio at December 31, 2010 was 32.7% (2009: 31.5%).

In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company’s Equity does not fall below its Common stock, i.e. the total of the reserves should not be negative. The Company is in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

The equity capital, which the Group manages, amounted to HUF 595 billion on December 31, 2010 (2009: HUF 605 billion).

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are outlined below.

4.1 Useful lives of assets

The determination of the useful lives of assets is based on historical experience with similar assets as well as any anticipated technological development and changes in broad economic or industry factors. The appropriateness of the estimated useful lives is reviewed annually, or whenever there is an indication of significant changes in the underlying assumptions. We believe that this is a critical accounting estimate since it involves assumptions about technological development in an innovative industry and heavily dependent on the investment plans of the Group. Further, due to the significant weight of depreciable assets in our total assets, the impact of any changes in these assumptions can be material to our financial position, and results of operations. As an example, if Magyar Telekom was to shorten the average useful life of its assets by 10%, this would result in additional annual depreciation and amortization expense of approximately HUF 10 billion (2009: HUF 10 billion). See Notes 12 and 13 for the changes made to useful lives in 2010.

The Group constantly introduces a number of new services or platforms including, but not limited to, the UMTS based broadband services in the mobile communications and the fiber-to-the-home rollout in the fixed line operations. In case of the introduction of such new services, the Group conducts a revision of useful lives of the already existing platforms, but in the vast majority of the cases these new services or assets are designed to co-exist with the old platforms, resulting in no change-over to the new technology. Consequently, the useful lives of the older platforms usually do not require shortening.

4.2 Estimated impairment of goodwill

Goodwill is not amortized, but tested for impairment annually or more frequently. The recoverable amounts of the operating segments (or CGUs) are calculated based on fair value less cost to sell determined by the discounted projected cash flows of the operating segments (or CGUs) over the next ten years with a terminal value. This is highly judgmental, which carries the inherent risk of arriving at materially different recoverable amounts if estimates used in the calculations would prove to be inappropriate. The Group has an implemented policy to make the impairment test based on a 10-year cash flow projection on reasonable and supportable assumptions that present the management’s best estimate on market participants’ assumptions and expectations. We use 10 year cash flow projections as the payback period of our investments in the telecommunications operations often exceeds 5 years.

In order to determine the recoverable amounts of the operating segments (or CGUs), the Group calculates operating segments (or CGUs) fair values less cost to sell. In the calculations, Magyar Telekom uses a range of weighted average cost of capital (WACC) before tax and estimated perpetual growth rate (PGR) depending on the country of operations and the characteristics of the markets the Group’s segments operate in. The WACCs are determined based on CAPM (capital asset pricing model) using the average betas of the peer group, 10 year zero

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

coupon yields and a debt ratio in line with the usual indebtedness of listed peer telecommunications companies, while the PGRs used are in line with the long-term average growth rate for the particular telecommunications sector.

When conducting the goodwill impairment tests, goodwill is allocated to the following operating segments of the Group: Consumer Business Unit (CBU), Business Services Business Unit (BBU), Macedonia, Montenegro and to the Media Business Unit (MBU) CGU of the Group included in the Headquarters operating segment.

The Headquarters and Technology operating segments of the Group primarily include support functions, therefore the carrying values and the future cash flows of these operating segments (except the MBU CGU included in the Headquarters segment) are allocated to the other cash generating operating segments based on the cash generating operating segments’ unlevered free cash flows (determined as EBITDA reduced by capital expenditures and change in net working capital), also considering the relative use of the central services by the cash generating operating segments.

The tables below show the WACCs and PGRs used in the fair value calculations of the Group’s operating segments and the MBU CGU for the goodwill impairment test conducted in 2010 and 2009. The tables below also include sensitivity analyses that show how much impairment would have been recognized as at December 31, 2010 or 2009 for the goodwill allocated to the operating segments if we had changed the WACCs used in the calculations to reasonably possible levels. The possible changes in the WACCs would be the result of the reasonably possible increase in the risk free interest rates by 2 percentage points. In case of the cash flow projections and the PGRs used in the sensitivity calculations, we disclose the first round decimal rate in case of the PGR and the first round decimal change to the cash flow projections that would result in impairment.

2010	CBU	BBU	MBU	Macedonia	Montenegro

WACC
Used in the calculation	12.36%	12.28%	12.56%	10.96%	10.68%
If changed to	14.77%	14.67%	14.97%	13.09%	12.80%
Potential impairment (HUF million)	—	—	—	2,069	—

PGR
Used in the calculation	1.5%	2.0%	2.0%	1.7%	1.2%
If changed to	-32.0%	-32.0%	-32.0%	-32.0%	-32.0%
Potential impairment (HUF million)	—	—	134	—	—

Cash flows
If changed by	-19%	-19%	-19%	-19%	-19%
Potential impairment (HUF million)	—	—	—	1,169	—

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2009	CBU	BBU	MBU	Macedonia fixed line	Macedonia mobile	Montenegro mobile

WACC
Used in the calculation	13.76%	13.68%	14.17%	8.55%	10.71%	10.65%
If changed to	18.49%	18.39%	18.88%	10.68%	12.86%	12.77%
Potential impairment (HUF million)	—	—	180	—	—	—

PGR
Used in the calculation	2.0%	0.5%	2.0%	1.0%	1.0%	1.0%
If changed to	-5.0%	-5.0%	-5.0%	-5.0%	-5.0%	-5.0%
Potential impairment (HUF million)	—	—	—	630	—	—

Cash flows
If changed by	-27%	-27%	-27%	-27%	-27%	-27%
Potential impairment (HUF million)	—	—	—	699	—	—

There has been certain changes in the operating segment structure of the Group, whereby the Media business unit (MBU) is not an operating segment any more, but part of the Headquarters operating segment. Further, the operating segments in Macedonia and Montenegro (fixed line and mobile) are considered as one operating segment by country in 2010.

4.3 Estimated impairment of property, plant and equipment, and intangibles

We assess the impairment of identifiable property, plant, equipment and intangibles whenever there is a reason to believe that the carrying value may materially exceed the recoverable amount and where impairment of value is anticipated. The calculations of recoverable amounts are primarily determined by value in use calculations, which use a broad range of estimates and factors affecting those. Among others, we typically consider future revenues and expenses, technological obsolescence, discontinuance of services and other changes in circumstances that may indicate impairment. If impairment is identified using the value in use calculations, we also determine the fair value less cost to sell (if determinable), to calculate the exact amount of impairment to be charged. As this exercise is highly judgmental, the amount of a potential impairment may be significantly different from that of the result of these calculations.

4.4 Estimated impairment of trade and other receivables

We calculate impairment for doubtful accounts receivable based on estimated losses resulting from the inability of our customers to make required payments. For the largest customers and other telecommunications service providers, impairment is calculated on an individual basis, while for other customers it is estimated on a portfolio basis, for which we base our estimate on the aging of our accounts receivable balance and our historical write-off experience, customer credit-worthiness and recent and expected changes in our customer payment terms. These factors are reviewed periodically, and changes are made to the calculations when necessary. In addition, we consider also the nature of the business (residential, business, fixed line, mobile, internet, cable TV, etc.) and the environment in which the Group’s entities operate in the various markets. The estimates also involve assumptions about future customer behavior and the resulting future cash collections. If the financial condition of our customers were to deteriorate, actual write-offs of currently existing receivables may be higher than expected and may exceed the level of the impairment losses recognized so far. See also Note 3.1.2.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.5 Provisions

Provisions in general are highly judgmental, especially in case of legal disputes. The Group assesses the probability of an adverse event as a result of a past event and if the probability of an outflow of economic benefits is evaluated to be more than fifty percent, the Group fully provides for the total amount of the estimated liability (see also Note 2.10). The assessment of the probability is highly judgmental, as — for example — in Hungary there are very few cases where the appealed NMIAH decisions have been finally concluded by the Supreme Court. Further, in Macedonia, there is also a lack of sufficient history for CPC or Agency decisions appealed against at the Administrative Court. In order to determine the probabilities of an adverse outcome, the Group uses internal and external legal counsels.

4.6 Subscriber acquisition costs

Subscriber acquisition costs primarily include the loss on the equipment sales (revenues and costs disclosed separately) and fees paid to subcontractors that act as agents to acquire new customers. The Group’s agents also spend a portion of their agent fees for marketing the Group’s products, while a certain part of the Group’s marketing costs could also be considered as part of the subscriber acquisition costs. The up-front fees collected from customers for activation or connection are marginal compared to the incremental acquisition costs. These revenues and costs are recognized when the customer is connected to the Group’s fixed or mobile networks. No such costs or revenues are capitalized or deferred. These acquisition costs (losses) are recognized immediately as they are not accurately separable from other marketing costs. Among these, net losses on equipment sales of the Group amounted to HUF 13.9 billion in 2010 (2009: HUF 17.4 billion), while agent fees amounted to HUF 9.2 billion in 2010 (2009: HUF 9.2 billion). The Group’s marketing costs amounted to HUF 13.4 billion in 2010 (2009: HUF 16.2 billion).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 BUSINESS COMBINATIONS

5.1 Acquisitions in 2010

Modultechnika

Magyar Telekom signed a share purchase agreement to acquire 100% of Modultechnika Kft. in July  2010. The purchase price paid in cash in 2010 was HUF 1,421 million. A maximum additional HUF 143 million is payable in the period until 2015, depending on potential third party and certain authority claims. The fair value of this amount was recognized as a liability. Modultechnika is a cable TV service provider in Hungary with approximately 13,000 customers and annual revenues of HUF 500 million. The transaction was closed on July 22, 2010, since when Modultechnika has been a consolidated subsidiary of the Group, included in the CBU operating segment.

The carrying values as well as the provisional fair values of assets and liabilities acquired through this business combination as well as the consideration transferred are disclosed in the table below.

In HUF millions	Provisional fair values	Carrying values

Purchase price of ownership acquired	1,421
Additional estimated purchase price	143
Consideration transferred	1,564

Net assets acquired	861
Goodwill	703

Net assets acquired:
Cash and cash equivalents	6	6
Trade receivables	26	26
Inventories	9	9
Other receivables	6	6
Income tax receivable	2	2
Property, plant and equipment	197	178
Intangible assets	799	—
Trade and other payables	(102)	(102)
Net deferred tax liability	(82)	—
	861	125

The initial purchase price was paid in cash in 2010, while the additional purchase price is expected to be paid in the period until 2015.

The customer contract value recognized as an intangible asset only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

In Hungarian GAAP, there is also no goodwill amortization, but in case of impairment, the total amount of goodwill (HUF 1,477 million) recognized is tax deductible according to the corporate tax law prevailing in 2010.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.2 Acquisitions in 2009

ISH

The only significant acquisition in 2009 was the ISH transaction. In May 2009, Magyar Telekom signed a share purchase agreement to acquire a 100% equity stake in International System House Kft (ISH). The agreed enterprise value was HUF 2.9 billion, to which the value of the net cash was added at the closing of the transaction. Depending on 2009 and 2010 financial performance, further earn-out payments could also be made. ISH specializes in developing, installing and operating integrated healthcare IT services. With market leadership in its segment, ISH achieved nearly HUF 2.9 billion of revenues in 2008 and EBITDA of HUF 1 billion. The transaction was closed on November 30, 2009, since when ISH has been a consolidated subsidiary of the Group, included in the BBU operating segment.

The purchase price allocation was not completed by the issuance of the 2009 financial statements, but was completed later in 2010, The table below includes the provisional and the final fair values of assets and liabilities acquired at the time acquisition.

In HUF millions	Provisional fair values	Final fair values

Initial purchase price	3,101	3,101
Additional estimated purchase price	12	185
Additional costs directly attributable to the business combination	45	45
Consideration transferred	3,158	3,331

Net assets acquired	2,831	2,454
Goodwill	327	877

Net assets acquired:
Cash and cash equivalents	345	495
Trade and other receivables	1,285	1,008
Income tax receivable	124	67
Inventories	67	58
Property, plant and equipment	31	45
Intangible assets	935	844
Other non current financial assets	929	946
Other financial liabilities	(198)	(215)
Trade and other payables	(468)	(639)
Net deferred tax liability	(219)	(155)
	2,831	2,454

The initial purchase price and a part of the additional costs in a total amount of HUF 3,131 million was paid in cash in 2009, while HUF 74 million was paid in 2010.

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer contract value recognized as an intangible asset only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.3 Pro forma information on business combinations

The following pro forma information shows the most important financial data of the Group, including the subsidiaries and businesses acquired as if they had been consolidated from the beginning of 2010, and also how much the business combinations contributed to the reported figures since the acquisition date in the year of acquisition.

In HUF millions	2009	2010

Revenues
Reported	643,989	609,579
Pro forma — if consolidated from beginning of year	647,652	609,825
Current year contribution since date of business combination in the year of acquisition	1,185	192

Profit for the year
Reported	93,253	77,371
Pro forma — if consolidated from beginning of year	93,724	77,363
Current year contribution since date of business combination in the year of acquisition	110	(42)

6 Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks, and all highly liquid deposits and securities with original maturities of three months or less, and exclude all overdrafts. These financial assets are exposed to credit risks, for which see more details in Note 3.1.2. No impairment had to be recognized for any of these balances in the reported years.

In HUF millions	At December 31,
	2009	2010

Cash on hand	175	157
Cash in bank (demand deposits)	7,396	9,490
Bank deposits with original maturities less than 3 months	26,699	6,194
	34,270	15,841

Cash and cash equivalents by country of location	At December 31,
In HUF millions	2009	2010

Hungary	12,302	7,945
Macedonia	20,313	6,598
Montenegro	986	893
Other countries	669	405
Group	34,270	15,841

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7 Trade and other receivables

7.1 Trade and other receivables — carrying amounts

		At December 31,
In HUF millions		2009	2010

Trade receivables from third parties		95,032	99,741
Trade receivables from Deutsche Telekom Group companies		5,492	6,991
Trade receivables from associates and joint ventures		—	—
Total trade receivables	(a)	100,524	106,732

Prepayments and advance payments		4,998	4,748
Advance dividend paid to Non-controlling interests	(b)	3,166	—
Other taxes receivable		358	2,056
Other		1,307	1,089
Total other receivables		9,829	7,893

		110,353	114,625

(a)           Age profile of Trade receivables

The following tables show the age profile of the Group’s trade receivables by country of operation by days outstanding (past due). The carrying amounts of past due receivables are shown net of impairment losses charged as of the financial statement dates.

In HUF millions	Carrying amount as of Dec 31, 2010	of which not past due	of which past due by
			less than 30 days	30 – 60 days	61 – 90 days	91 – 180 days	181 – 360 days	over 360 days
Hungary	88,099	69,033	9,529	3,091	1,284	2,612	1,167	1,383
Macedonia	12,852	8,823	2,017	872	380	357	244	159
Montenegro	4,792	2,967	905	320	127	205	201	67
Other countries	989	613	95	54	40	26	101	60
Total	106,732	81,436	12,546	4,337	1,831	3,200	1,713	1,669

In HUF millions	Carrying amount as of Dec 31, 2009	of which not past due	of which past due by
			less than 30 days	30 – 60 days	61 – 90 days	91 – 180 days	181 – 360 days	over 360 days

Hungary	82,333	64,461	10,831	2,220	824	1,477	1,438	1,082
Macedonia	12,061	8,699	2,073	496	124	446	162	61
Montenegro	4,763	3,263	644	224	143	255	183	51
Other countries	1,367	1,026	132	60	42	56	27	24
Total	100,524	77,449	13,680	3,000	1,133	2,234	1,810	1,218

The vast majority of past due trade receivables are partly or fully impaired depending on the period of delay of payments. Only insignificant amounts of past due trade receivables are not impaired based on past experience of payment behavior of certain business customers. As these amounts are not significant, these are not disclosed separately.

Non past due receivables are not assessed collectively for impairment, but in case of bankruptcy of the customer non past due receivables may have to be partly or fully impaired, the amount of which is not significant, therefore, not disclosed separately. The non past due trade receivables represent approximately 1.6 months of revenue. As

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

disclosed in Note 3.1.2, the annual bad debt expense of the Group is approximately 1.6 percent of the annual revenue, therefore, we can estimate that approximately 1-2 percent of the non past due portion of trade receivables will not be collected, i.e. will have to be impaired in future periods, but are not impaired at the end of the reporting period.

The Group has no collaterals related to its trade receivables.

(b)           Advance dividend paid to Non-controlling interests

At December 31, 2009 this item included the advance dividend paid by Crnogorski Telekom to its minority shareholders during 2009, as approved by an Extraordinary General Meeting in 2009. There are legal uncertainties around the status of an advance dividend paid in Montenegro, therefore, we disclosed these amounts paid as an advance as we would have had the rights to reclaim these payments should the General Meeting of Crnogorski Telekom in 2010 have decided on a lower final dividend or use this payment to offset the final dividend liability approved by the Annual General Meeting of Crnogorski Telekom closing the 2009 financial year in 2010. The Annual General Meeting of Crnogorski Telekom in 2010 approved a higher amount of dividend related to the financial year 2009, and also confirmed the advance dividend payments made in 2009.

7.2 Impairment losses of trade and other receivables

Impairment losses are recognized for Trade and other receivables from third parties. The table below shows the impairment loss and changes therein for 2009 and 2010.

	At December 31,
In HUF millions	2009	2010

Impairment loss, beginning of period	26,312	29,665
Charged to expense - net (included in Other operating expenses)	9,072	9,991
Translation difference	404	326
Utilized	(6,123)	(5,496)
Impairment loss, end of period	29,665	34,486

The carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated is not material therefore no separate disclosure is provided on those.

The amount of receivables that are individually determined to be impaired is not material, therefore, these are not disclosed separately.

The table below includes the impairment losses and the changes therein in 2010 for the countries of operation of the Group.

In HUF millions	At December 31, 2009	Charged to expense	Translation difference	Utilized	At December 31, 2010

Hungary	16,329	8,733	—	(3,776)	21,286
Macedonia	9,315	663	205	(1,614)	8,569
Montenegro	3,966	518	119	(29)	4,574
Other countries	55	77	2	(77)	57
Group	29,665	9,991	326	(5,496)	34,486

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8 Other financial assets

Other financial assets include receivables due within 12 months from the financial statement date (current) and due after 12 months from the financial statement date (non current). These financial assets are exposed to credit risks, for which see more details in Note 3.1.2.

8.1 Other current financial assets

		At December 31,
In HUF millions		2009	2010

Bank deposits with original maturities over 3 months	(a)	50,660	47,798
Finance lease receivable	(b)	3,797	4,298
Loans and receivables from employees	(c)	419	542
RDC receivable	(d)	193	199
Derivative financial instruments contracted with related parties	(e)	662	1,004
Derivative financial instruments contracted with third parties	(f)	623	301
Loans to Deutsche Telekom Group companies	(g)	29,587	—
Other		1,670	2,418
		87,611	56,560

(a) The table below shows the Bank deposits with original maturities over 3 months by country of operation.

	At December 31,
In HUF millions	2009	2010

Macedonia	38,418	37,686
Montenegro	12,242	10,091
Hungary	—	21
	50,660	47,798

8.2 Other non current financial assets

		At December 31,
In HUF millions		2009	2010

Finance lease receivable	(b)	19,734	16,087
Loans and receivables from employees	(c)	4,492	4,219
RDC receivable	(d)	646	516
Trade receivables over one year	(h)	1,487	1,524
Financial assets available for sale	(i)	276	296
Other		1,047	1,391
		27,682	24,033

(b) See Note 33.3 for more information on Finance lease receivable.

(c) Loans and receivables from employees primarily represent the housing loans provided to the employees of the Group. There are no past due employee receivables, and the loans are pledged with mortgage.

(d) RDC receivable represents Crnogorski Telekom’s receivable from the Government of Montenegro originating from the Share Transfer Agreement on the sale of ownership in the Radio Difuzni Centar (RDC) entered into in 2004.

(e) Derivative financial instruments contracted with related parties include the fair value of open currency forwards and cross-currency interest rate swaps (see more details in Note 3.1.1.1).

(f) Derivative financial instruments contracted with third parties include the fair value of open currency forwards and cross-currency interest rate swaps (see more details in Note 3.1.1.1).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(g) Loans to Deutsche Telekom Group companies represent the short-term loans given to DT AG and the related accrued interest receivables. The balance as at December 31, 2009 included two HUF denominated deposits placed with DT AG in December 2009, both maturing in January 2010, and the accumulated interest receivable up to December 31, 2009. These deposits were made to fund the repayments of the loans payable to DT Group falling due in January 2010 (Note 16). The interest rate on the HUF 20,000 million deposit was a fixed 6.6%, while the interest rate on the HUF 9,500 million deposit was a fixed 6.4%. The remaining HUF 87 million was the accrued interest as of December 31, 2009.

(h) Trade receivables over one year includes receivables from customers paying over 1-2 years in installments for telecommunications equipment sold, as well as installment payments on software and hardware implementation services.

(i) Financial assets available for sale include insignificant investments in equity securities.

9 Income tax

9.1 Current income tax receivable and payable

Current income tax receivable and payable in the Statement of financial position represent the amount of corporate and other income taxes receivable from, and payable to, the tax authorities of the countries in which the Group operates.

9.2 Income tax expense

The table below shows the tax expenses charged in the 3-year period presented in the Profit for the year.

	For the year ended December 31,
In HUF millions	2008	2009	2010

Corporate income tax	9,941	5,914	5,158
Other income taxes	9,462	7,929	8,237
Deferred income taxes	8,295	7,115	(6,812)
Total income tax expense	27,698	20,958	6,583

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.3 Tax rate reconciliation

The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

		For the year ended December 31,
In HUF millions		2008	2009	2010

IFRS profit before income tax		133,291	114,211	83,954

Tax at 19%		—	—	(15,951)
Tax at 16%		(21,327)	(18,274)	—
Impact of different tax rates	(a)	(1,512)	3,730	6,074
Tax on items not subject to tax	(b)	2,278	1,807	1,254
Tax on non deductible items	(c)	(2,134)	(1,251)	(745)
Other income taxes	(d)	(9,462)	(7,929)	(8,237)
Impact of tax deductibility of other income taxes	(e)	2,883	2,559	1,565
Withholding tax on dividends	(f)	(1,111)	(1,128)	(2,370)
(De)/recognized deferred tax on tax losses	(g)	1,436	—	—
Broadband tax credit accretion	(h)	1,251	1,476	1,473
Changes in the Macedonian tax regime	(i)	—	417	(4,172)
Change in the Hungarian corporate tax rate	(j)	—	(2,365)	14,526
Income tax expense		(27,698)	(20,958)	(6,583)

Effective tax rate		20.8%	18.4%	7.8%

(a)           Impact of different tax rates

The corporate tax rate in Hungary was 19% in 2010 and 16% in 2009 and 2008. As of September 1, 2006 a so called Solidarity tax was introduced in Hungary, which was an extra 4% tax on a base very similar to the corporate tax base, therefore included in the corporate tax expense, with fewer adjusting items from accounting profit before tax to arrive at the tax base. The Solidarity tax was abolished from January 1, 2010, with a parallel increase of the corporate tax rate from 16% to 19%. The tax rate reconciliation includes 16% for 2008 and 2009 while the difference arising due to the Solidarity tax is included in this line of the reconciliation. Further, in 2010, an amendment was made to the corporate tax law, introducing a lower rate of corporate tax (10%) as of July 1, 2010 for the first HUF 500 million tax base (on an annual basis) of the legal entities, above which the regular rate of 19% applies. The impact of the lower tax rate applicable to the Hungarian legal entities of the Group is also included in this line of the reconciliation.

This line of the reconciliation also includes the tax impacts of the different tax rates of the foreign countries where the Group is also present through its subsidiaries.

The Group is also present in foreign countries where the tax rate is generally lower than in Hungary. The tax rate in Macedonia was 10% in 2008, while the tax rate in 2009 and 2010 for undistributed profits was 0%.  The corporate tax rate is 9% in Montenegro, 16% in Romania, 10% in Bulgaria, and 25% in the Ukraine in all the reported years. This line of the reconciliation includes the tax impacts of the above differences compared to the 16% (2008 and 2009) and 19% (2010) theoretical tax rates applied to the profit before tax.

(b)           Tax on items not subject to tax

Items not subject to income tax consist primarily of donation for non-profit organizations and R&D cost deductible from corporate income tax base, as well as the Share of associates’ and joint ventures’ profits or losses as it is included net of tax in the Profit before income tax. This line of the reconciliation includes the positive tax impact of the above items.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)           Tax on non deductible items

This line of the reconciliation shows the negative tax impact of the non deductible expenses, including primarily the premature receivable write-downs, certain impairment losses and entertainment expenses.

(d)           Other income taxes

Other income taxes include certain local and central taxes levied in Hungary on the companies’ net margins, determined at a substantially higher level than the corporate tax base, but with substantially lower tax rates. As the first line of the reconciliation calculates theoretical tax expense calculated using the corporate tax rate, the Hungarian local business tax and the innovation fee impose additional income tax expenses for the Hungarian entities of the Group, included in this line of the reconciliation.

(e)           Deductibility of other income taxes from the corporate tax base

The above described Hungarian other income taxes are deductible expenses for corporate tax purposes. In addition, 100% of the local business tax paid was deductible further from the corporate tax base in 2008 and 2009.

(f)            Withholding tax

Macedonia and Montenegro levy a 5% withholding tax on dividend distribution to Hungary. In addition, according to the Macedonian tax law changes in 2010, Macedonian companies have to pay “corporate income tax” on their annual profits if they distribute those profits as dividends to foreign companies (or Macedonian individuals) at 10%. We assess that the Macedonian corporate tax in 2010 is in fact a withholding tax that is levied at the dividend distributions from Macedonia to Hungary, which imposes additional tax expenses for the Group related to the 2010 profits of the Macedonian subsidiaries.

The reconciliation includes the amount of withholding tax accruing on the current year’s profits to be distributed from the foreign subsidiaries to the Company. Dividends received by the Hungarian parent companies (from Macedonia and Montenegro as well) are eliminated on consolidation, therefore, the Group’s profit before tax excludes these dividends. As these dividends are not subject to corporate tax in Hungary, the reconciliation includes the withholding tax burden on such dividends as a separate line.

(g)           (De)/recognized deferred tax on tax losses

Deferred tax asset is recognized on tax losses only to the extent that the realization of the related tax benefit is probable. Deferred tax assets on tax losses that will probably not be recovered are un/de-recognized. On the other hand, when the recoverability of the previously un/derecognized tax losses becomes probable, these deferred tax assets are recognized.

(h)           Broadband investment tax credit accretion

Broadband investment tax credit accretion shows the increase of the net present value of the investment tax credit deriving from the utilization of the tax credits in year(s) following the year of recognition.

(i)            Changes in the Macedonian tax regime

Due to the changes in the Macedonian corporate tax law in 2009 we reversed the year-end 2008 deferred tax assets and liabilities of our Macedonian subsidiaries, and recognized no deferred tax assets or liabilities in 2009. In addition, the further change in the tax law in 2010 resulting in the transformation of the Macedonian corporate tax (10%) to an additional withholding tax. In 2010, we recognized an additional deferred tax liability on the accumulated undistributed profits of our Macedonian subsidiaries expected to be distributed as dividends to Hungary.  In the 2010 number of the reconciliation we include the impact of the change of the corporate tax to withholding tax. As the undistributed corporate tax rate in 2009 was 0%, no deferred tax was recognized for the accumulated profit of 2009, while the change in 2010 resulted in a withholding tax to be recognized at 10% (+5%) for 2009. See also subnotes (a) and (f) of this Note.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(j)            Change in tax rate

The tax law enacted in Hungary in 2009 eliminated the solidarity tax of 4% introduced in 2006 and at the same time increased the corporate income tax rate to 19% as of January 1, 2010. Deferred tax balances were recalculated accordingly, the impact of which was included in this line of the reconciliation for 2009.

Further, in 2010, an amendment was made to the corporate tax law, introducing a lower rate of corporate tax (10%) as of July 1, 2010 for the first HUF 500 million tax base of the legal entities (HUF 250 million in 2010), above which the regular rate of 19% applies. A further amendment was made to the Hungarian tax law in 2010, which states that the corporate tax rate from January 1, 2013 will be 10%. Deferred tax balances were recalculated accordingly, the impact of which is included in this line of the reconciliation for 2010.

9.4 Deferred taxes

Magyar Telekom’s deferred tax balances are as follows:

In HUF millions	Balance at Dec. 31, 2008	Effect on profit	Other move- ments	Balance at Dec. 31, 2009	Effect on profit	Other move- ments	Balance at Dec. 31, 2010
Deferred tax assets and (liabilities)

Investment tax credits	15,811	547	428	16,786	(751)	(3)	16,032
Net operating loss carry-forward	1,282	507	—	1,789	(794)	—	995
Investments in subsidiaries	(1,425)	99	—	(1,326)	392	—	(934)
Withholding tax	(3,238)	139	—	(3,099)	(3,206)	—	(6,305)
Other financial assets	(181)	529	—	348	(30)	—	318
Impairment of receivables and inventory	958	1,105	—	2,063	780	—	2,843
Property, plant and equipment and intangible assets	(19,078)	(8,080)	(536)	(27,694)	8,137	(116)	(19,673)
Goodwill	(8,289)	(1,563)	—	(9,852)	3,626	—	(6,226)

Trade and other payables	128	(8)	—	120	(62)	—	58
Loans and other borrowings	562	(205)	—	357	(236)	—	121
Deferred revenue	824	(954)	—	(130)	(220)	—	(350)
Provisions for liabilities and charges	3,165	769	—	3,934	(824)	—	3,110
Total net deferred tax asset / (liability)	(9,481)	(7,115)	(108)	(16,704)	6,812	(119)	(10,011)

Of which deferred tax liability after netting	(11,071)			(18,594)			(10,924)
Of which deferred tax asset after netting	1,590			1,890			913

Items included in other movements

Investment tax credit recognized / (derecognized) against cost of PPE			428			(3)
Currency translation adjustment arising on consolidation			(38)			(68)
Arising on business combinations			(498)			(48)
			(108)			(119)

The Group consists of a number of legal entities, most of which have deferred tax assets and liabilities. The assets and liabilities are netted by legal entity so that one legal entity has either a deferred tax asset or a liability and the consolidated Statement of financial position includes these items accordingly.

The Group’s net deferred tax liability balance is HUF 10,011 million which includes a high amount of individual

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

deferred tax asset and liability items (see in the above table). Of these items, approximately HUF 5,984 million net deferred tax is expected to reverse in 2011 (deferred tax asset of HUF 6,360 million and deferred tax liability of HUF 376 million). The above items exclude deferred tax items expected to arise in 2011.

Deferred tax arising on investment tax credits are recognized against the cost of the related investment.

Temporary differences associated with investments in subsidiaries for which deferred tax liabilities or assets have not been recognized amounted to a net liability of HUF 10,484 million at December 31, 2010 (2009: net liability of HUF 8,716 million).

If the Group’s Macedonian and Montenegrin subsidiaries distribute their distributable reserves in the form of a dividend, the amounts paid to Hungary are subject to withholding tax. We recognize a deferred tax liability for the total amount of reserves distributable to the Company, considering our share of ownership.

Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. There is no tax loss expiring in 2011 for which a deferred tax asset has been recognized. As of December 31, 2010, the balance of recognized tax losses is HUF 9,944 million of which no tax loss is subject to statutory limitations (2009: HUF 10,702 million of which HUF 9,475 million was not subject to statutory limitations). The Group recognized deferred tax asset for the total amount of the tax losses as at December 31, 2010. In 2009 for tax losses in an amount of HUF 1,285 million no deferred tax asset was recognized.

9.5 Investment tax credits

In order to increase broadband internet penetration in Hungary, companies investing over HUF 100 million in a year in broadband assets (e.g. DSL lines, UMTS assets) from 2003 can apply for a corporate tax reduction. The potential reduction of the corporate tax charge is defined as a percentage of the companies’ capital investment in broadband assets. As these investment tax credits are of a government grant nature, Magyar Telekom recognized the deferred tax asset against the cost of the related investment. If the tax credits are not utilized in the year when earned, the amount of tax credits carried forward can be utilized at a higher amount as outstanding amounts can be accreted. This accretion is recognized as an increase in the investment tax credit against a reduction in the deferred tax expense.

The following table shows the details of the tax credits in HUF millions:

Earned in year	Amount of qualifying broadband investment	Amount of tax credit earned	Accretion recognized in tax expense to date	Tax credit utilized	Tax credit carried forward at December 31, 2010

2003	6,194	2,592	1,132	(3,724)	—
2004	6,876	2,985	1,771	(3,792)	964
2005	13,925	5,598	1,800	(2,082)	5,316
2006	15,132	4,406	1,566	(473)	5,499
2007	11,167	2,989	811	(88)	3,712
2008	2,206	461	80	—	541
Total	55,500	19,031	7,160	(10,159)	16,032

			Expires in year	2015	6,280
				2016	5,499
				2017	3,712
				2018	541
					16,032

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In order to utilize the tax credits and certain tax deductibility opportunities earned by the Group’s entities, they have to comply with strict requirements as set out in the relevant tax regulations. The most important requirement is that the relevant assets have to be operated for at least 5 years. Management believes that the Group has complied and will be able to comply with the requirements to recognize these as deferred tax assets.

9.6 Tax reviews

The tax authorities may at any time inspect the books and records within five years from the end of the year when tax declarations were submitted and may impose additional tax assessments with penalties and penalty interest. Management is not aware of any circumstances which may give rise to a potential material liability in this respect.

9.7 Dividends paid by Magyar Telekom Plc.

The dividends paid and payable by Magyar Telekom Plc. to its owners may be subject to withholding or income taxes of the owners, which do not have an impact on the amount of the dividend declared or on the Company’s tax expense as these taxes — if any — are levied on the owners.

10 Inventories

	At December 31,
In HUF millions	2009	2010

Inventory for resale	7,619	6,901
Other inventory and advances	2,492	2,880
Subtotal	10,111	9,781
Less allowances for obsolete inventory	(323)	(189)
	9,788	9,592

11 Non current assets held for sale

Non current assets held for sale include primarily land and buildings identified for sale, which is expected within 12 months, as a result of the continuing improvement of utilization of properties and headcount reductions. In addition, the December 31, 2009 balance also included the non current assets of Orbitel, the Group’s consolidated subsidiary, for which the Company signed a sale-purchase agreement in November 2009. The sale transaction was closed in January 2010.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 Property, plant and equipment

In HUF millions	Land and related rights	Buildings	Telecom. equipment	Other equipment	Total

At January 1, 2009
Cost	7,276	133,605	1,109,442	102,775	1,353,098
Accumulated depreciation	(1,908)	(32,006)	(695,755)	(77,965)	(807,634)
Carrying amount	5,368	101,599	413,687	24,810	545,464

Of which held for sale					(1,775)
					543,689

Carrying amount - January 1, 2009	5,368	101,599	413,687	24,810	545,464
Exchange differences	29	472	1,760	119	2,380
Additions due to business combinations	—	—	965	43	1,008
Additions due to and revisions of asset retirement obligations	—	468	(235)	—	233
Investments	—	1,533	74,165	6,088	81,786
Disposals	(9)	(152)	(66)	(421)	(648)
Depreciation charge	(109)	(4,002)	(64,661)	(7,916)	(76,688)
Reclassifications	288	(288)	—	—	—
Carrying amount - December 31, 2009	5,567	99,630	425,615	22,723	553,535

At December 31, 2009
Cost	7,333	135,732	1,171,086	102,550	1,416,701
Accumulated depreciation	(1,766)	(36,102)	(745,471)	(79,827)	(863,166)
Carrying amount	5,567	99,630	425,615	22,723	553,535

Of which held for sale					(2,790)
					550,745

Carrying amount - January 1, 2010	5,567	99,630	425,615	22,723	553,535
Exchange differences	35	445	1,727	184	2,391
Additions due to business combinations	—	11	188	9	208
Additions due to and revisions of asset retirement obligations	—	616	(4)	—	612
Investments	1	2,117	62,674	7,697	72,489
Disposals	(21)	(77)	(168)	(246)	(512)
Decrease due to sale of subsidiary	—	—	(487)	(59)	(546)
Depreciation charge	(115)	(4,080)	(64,344)	(7,734)	(76,273)
Reclassifications	643	(643)	—	—	—
Carrying amount - December 31, 2010	6,110	98,019	425,201	22,574	551,904

At December 31, 2010
Cost	7,979	137,403	1,204,746	102,834	1,452,962
Accumulated depreciation	(1,869)	(39,384)	(779,545)	(80,260)	(901,058)
Carrying amount	6,110	98,019	425,201	22,574	551,904

Of which held for sale					(2,152)
					549,752

The closing balance of Property, plant and equipment (PPE) includes assets in the course of construction in an amount of HUF 42,670 million as at December 31, 2010 (2009: HUF 30,664 million). In the table above the assets in course of construction are shown in the categories where the capitalization is expected.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Additions due to business combinations include the fair value of the assets acquired by Magyar Telekom through business combinations in the reported years. Differences between the preliminary and the final purchase price allocation are also included in this line.

Additions due to and revisions of asset retirement obligations represent the amounts recognized as part of the carrying amounts of the constructed assets against a provision for asset retirement obligation in the reported year (see also Note 19.4).

Investments represent the regular investing activity in PPE assets. These additions are shown net of the investment tax credit related to broadband investments. For more details, see Note 9.4.

No impairment was identified in 2010 and 2009.

The reclassifications between asset categories or their impact on depreciation expense was not material.

Included in buildings are assets sold and leased back under finance lease conditions. At December 31, 2010 the gross book value of the leased back assets is HUF 1,706 million (2009: HUF 2,706 million) and the net book value is HUF 668 million (2009: HUF 1,172 million).

Included mainly in buildings and telecom equipment are assets leased under finance lease conditions (other than sale and lease back). At December 31, 2010 the gross book value of the finance leased assets is HUF 1,642 million (2009: HUF 2,150) and the net book value is HUF 780 million (2009: HUF 1,237 million).

Included in telecommunications equipment at December 31, 2010 are assets leased under operating lease contracts to customers with a gross book value of HUF 1,120 million (2009: HUF 1,698 million) and net book value of HUF 78 million (2009: HUF 155 million). The future minimum lease payments receivable under these contracts are disclosed in Note 33.4.

HUF 1,448 million of PPE has restricted titles as at December 31, 2010 (2009: HUF 2,409 million), which are included in our assets as finance leases.

The reviews of the useful lives of property, plant and equipment during 2010 affected the lives of a large number of assets including primarily IT hardware, antennas, antenna towers and vehicles. The revisions primarily resulted in the extension of the useful lives as a result of later expected replacement of the affected assets than originally estimated. The revision results in the following change in the original trend of depreciation in the current and future years .

In HUF millions	2010	2011	2012	2013	After 2013

(Decrease) / increase in depreciation expense	(846)	(2,277)	455	737	1,931

The useful lives assigned to different types of property, plant and equipment are as follows:

Years

Buildings	5 - 50
Duct, cable and other outside plant	3 - 38
Other telecommunications equipment	2 - 25
Other equipment	2 - 12

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13 Intangible assets

In HUF millions	Goodwill	Software	Concessions and licenses	Other	Total

At January 1, 2009
Cost	244,477	155,513	50,096	22,663	472,749
Accumulated amortization	—	(110,570)	(13,732)	(13,068)	(137,370)
Carrying amount	244,477	44,943	36,364	9,595	335,379

Carrying amount - January 1, 2009	244,477	44,943	36,364	9,595	335,379
Exchange differences	173	328	147	19	667
Additions due to business combinations	2,459	410	—	2,491	5,360
Investments	—	17,355	1,421	1,304	20,080
Disposals	—	(124)	(22)	(14)	(160)
Impairment	(969)	—	—	—	(969)
Amortization charge	—	(16,302)	(4,065)	(3,896)	(24,263)
Carrying amount - December 31, 2009	246,140	46,610	33,845	9,499	336,094

At December 31, 2009
Cost	247,109	164,668	52,134	25,906	489,817
Accumulated amortization	—	(118,058)	(18,289)	(16,407)	(152,754)
Accumulated goodwill impairment	(969)	—	—	—	(969)
Carrying amount	246,140	46,610	33,845	9,499	336,094

Of which held for sale					(479)
					335,615

Carrying amount - January 1, 2010	246,140	46,610	33,845	9,499	336,094
Exchange differences	200	214	154	107	675
Additions due to business combinations	1,227	—	—	763	1,990
Investments	—	18,760	117	396	19,273
Disposals	—	(23)	—	(10)	(33)
Decrease due to sale of subsidiary	(74)	—	(333)	—	(407)
Impairment	—	—	—	—	—
Amortization charge	—	(18,064)	(4,301)	(2,234)	(24,599)
Reclassifications	—	—	(838)	838	—
Carrying amount - December 31, 2010	247,493	47,497	28,644	9,359	332,993

At December 31, 2010
Cost	247,493	182,250	50,357	27,520	507,620
Accumulated amortization	—	(134,753)	(21,713)	(18,161)	(174,627)
Accumulated goodwill impairment	—	—	—	—	—
Carrying amount	247,493	47,497	28,644	9,359	332,993

Of which held for sale					—
					332,993

Additions due to business combinations include the fair value of assets acquired by Magyar Telekom through business combinations in the reported years and the goodwill arising on these business combinations. Differences between the preliminary and the final purchase price allocation are also included in this line.

Investments represent the regular investing activity in intangible assets.

The amortization expense as well as the impairment losses of intangible assets including also goodwill is accounted for in the depreciation and amortization line of the Statement of comprehensive income.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other than goodwill, the Group has no intangible assets with indefinite useful life. Intangible assets other than goodwill are amortized over their respective economic useful lives, as indicated below.

Years
Software	2 - 8
Concessions and licenses	3 - 25
Other intangible assets	3 - 10

The reviews of the useful lives of intangible assets during 2010 did not have a material impact.

The most significant intangible assets of the Group are the goodwill arising on business combinations. For the goodwill impairment tests, the total amount of goodwill was allocated to the operating segments (or CGUs) of the Group as follows.

	As at December 31,
In HUF millions	2009	2010

CBU	139,743	140,474
BBU	45,220	45,770
Macedonia	51,343	51,379
Montenegro	5,612	5,776
Other	4,222	4,094
Total goodwill	246,140	247,493

The Group regularly carries out an impairment test on goodwill in the last quarter of the financial years. During the annual impairment test conducted in the last quarter of 2010 no goodwill impairment was established for any goodwill of the Group.

In 2009 Magyar Telekom decided to sell its 100% stake in Orbitel, as a result of which we carried out an interim impairment test on the Orbitel goodwill (included in the “Other” line in the table above). The offered purchase price was known at the time of the interim impairment test, which was lower than the carrying amount of Orbitel’s net assets, which resulted in a partial impairment of goodwill in an amount of HUF 969 million during 2009. During the annual impairment test conducted in the last quarter of 2009 no additional goodwill impairment was established for any goodwill of the Group.

In 2008 we established that the carrying amount of goodwill did not suffer impairment.

Besides goodwill, the most significant individual intangible assets are listed in the table below.

	As at December 31,
In HUF millions	2009	2010

Hungarian GSM license	13,028	10,747
Hungarian UMTS license	11,890	10,699
Macedonian UMTS license	2,576	2,342
Other	6,351	4,856
Total concessions and licenses	33,845	28,644

The Group has no intangible assets with restricted title or pledged as security as at December 31, 2010 or December 31, 2009.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14 Investments in associates and joint ventures

	For the year ended December 31,
In HUF millions	2009	2010

Opening balance	4,136	186
Dividends	(102)	(81)
Share of associates’ and joint ventures’ profits / (losses)	(109)	(27)
Liquidation of Netrekész Kft.	—	(1)
Disposal of ITMH	(382)	—
Disposal of M-RTL	(3,357)	—
Closing balance	186	77

The owners of Hunsat decided on the voluntary liquidation of the company, which discontinued its commercial operations in 2010. The following table shows the total assets and liabilities as at December 31, 2009 and 2010, and revenues and profit for the year ended December 31, 2009 and 2010 of Hunsat, the single remaining joint venture of the Group, representing the majority of the balance of the Group’s associates and joint ventures.

In HUF millions	Hunsat 2009	Hunsat 2010
Current assets	1,017	127
Non current assets	2	1
Current liabilities	(728)	(20)
Non current liabilities	—	—
Revenues	3,448	59
Profit for the year	190	(15)

There are no material contingent liabilities of our associates and joint ventures as of December 31, 2009 or 2010. Neither does the Group have any contingent liabilities or commitments to our associates or joint ventures as at the end of the reporting periods.

15 Other non current assets

Other non current assets mainly include long-term prepaid employee benefits.

16 Financial liabilities to related parties

Financial liabilities to related parties include HUF and EUR denominated loans taken from DT Group. In addition, for the whole nominal amount and interest payment of loans denominated in EUR granted by DTIF we have cross-currency interest rate swap agreements in place so that Magyar Telekom’s exposure in fact remains in HUF. The loans and the related swap agreements are accounted for and disclosed on a gross basis. These loans are primarily taken for significant acquisitions and dividend payments. Some of these loans, when expiring, are also refinanced by DTIF, depending on the actual cash position of the Group.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below show the details of the financial liabilities towards Deutsche Telekom Group members as at December 31, 2010 and 2009.

December 31, 2010	Carrying amount in HUF millions	Currency	Interest rate (%)	Fixed / floating	Repayable

	9,579	HUF	5.72	floating	Jan 2011
	25,323	HUF	6.02	floating	Apr 2011
	35,324	HUF	7.21	fixed	Jul 2011
Due within 1 year	70,226
Derivatives	1,982
Total current	72,208

	9,579	HUF	5.72	floating	Jan 2012
	40,225	HUF	6.39	floating	May 2012
	9,579	HUF	5.72	floating	Jan 2013
	25,327	HUF	7.26	fixed	Oct 2013
	21,896	EUR	3.76	fixed	Jun 2014
	46,046	EUR	4.46	fixed	Jan 2015
	53,034	HUF	8.30	fixed	May 2015
	28,478	HUF	6.23	fixed	Dec 2016
Total non current	234,164

December 31, 2009	Carrying amount in HUF millions	Currency	Interest rate (%)	Fixed / floating	Repayable

	20,313	EUR	1.35	floating	Jan 2010
	9,486	HUF	8.86	floating	Jan 2010
	10,016	HUF	8.17	fixed	Jul 2010
	20,033	HUF	8.18	fixed	Jul 2010
Due within 1 year	59,848
Accrued interest	7,675
Derivatives	3,050
Total current	70,573

	9,486	HUF	8.86	floating	Jan 2011
	25,000	HUF	7.73	floating	Apr 2011
	34,232	HUF	7.75	fixed	Jul 2011
	9,486	HUF	8.86	floating	Jan 2012
	40,000	HUF	7.22	floating	May 2012
	9,486	HUF	7.07	floating	Jan 2013
	25,000	HUF	7.26	fixed	Oct 2013
	20,871	EUR	4.45	fixed	Jun 2014
	42,912	EUR	4.08	fixed	Jan 2015
	50,525	HUF	8.30	fixed	May 2015
Total non current	266,998

Accrued interest as at December 31, 2009  included the nominal interest earned that is paid quarterly, semi-annually or annually, consequently, the carrying amounts of the loans did not include the accrued interest. In 2010, the accrued interest is included in the carrying amounts of the loan payable, rather than as a separate line in the table above.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the carrying amounts and fair values of the related party loans.

	At December 31,
	2009		2010
In HUF millions	Book value	Fair value	Book value	Fair value

HUF denominated loans
At fixed rate	160,677	169,877	142,163	143,880
At floating rate	102,944	102,945	94,285	94,285
	263,621	272,822	236,448	238,165
EUR denominated loans
At fixed rate	42,912	47,157	67,942	72,928
At floating rate	20,313	20,313	—	—
	63,225	67,470	67,942	72,928
Accrued interest	7,675	7,675	—	—
Swaps	3,050	3,050	1,982	1,982

Total related party financial liabilities	337,571	351,017	306,372	313,075

The weighted average interest rate on related party loans was 6.30% in 2010 (6.75% in 2009). The fixed interest rate loans are exposed to fair value risk as it can be seen in the table above. Any decrease of market interest rates will result in an increase of the fair value of the fixed interest rate liabilities.

Derivatives contracted with related parties include cross-currency interest rate swaps and FX forwards concluded with DT AG to change the Group’s exposure to HUF in case of the EUR denominated loans and to cover FX needs of expected future foreign currency outflows.

There were no defaults and breaches in connection with the financial liabilities to related parties.

17 Other financial liabilities

		At December 31,
In HUF millions		2009	2010

Bank loans	(a)	32,810	43,924
Finance lease payable (Note 33.1)		763	605
Accrued interest		1,139	60
Third party derivatives	(b)	179	869
Other		1,441	1,189
Total other financial liabilities — current		36,332	46,647

Bank loans	(a)	23,316	6,199
Finance lease payable (Note 33.1)		2,660	2,254
Other		245	375
Total other financial liabilities — non current		26,221	8,828

Accrued interest as at December 31, 2009  included the nominal interest earned that is paid quarterly, semi-annually or annually, consequently, the carrying amounts of the loans did not include the accrued interest. In 2010, the vast majority of the accrued interest is included in the carrying amounts of the loan payable, rather than as a separate line in the table above.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a) Bank loans

	As at December 31,
In HUF millions	2009	2010

Due within 1 year	32,810	43,924
Due in 1-2 years	17,316	2,788
Due in 2-3 years	6,000	3,411
Due after 3 years	—	—
Total bank loans	56,126	50,123

Loans totaling HUF 15,761 million at December 31, 2010 are revolving loans (2009: HUF 9,997 million) which can be prepaid at any time and may be drawn down in one to six month rolling periods.

The weighted average interest rate on bank loans was 5.74% in 2010 (7.92% in 2009).

The following table compares the carrying values and the fair values of the Group’s bank loans.

	At December 31,
	2009		2010
In HUF millions	Book value	Fair value	Book value	Fair value

HUF denominated bank loans
At fixed rate	11,000	12,090	11,850	12,150
At floating rate	38,215	38,215	27,135	27,135
	49,215	50,305	38,985	39,285
EUR denominated bank loans
At fixed rate	5,164	5,316	8,128	8,198
At floating rate	1,747	1,747	3,010	3,010
	6,911	7,063	11,138	11,208

Total bank loans	56,126	57,368	50,123	50,493

Floating interest rate loans are subject to interests calculated based on mostly BUBOR (Budapest Inter-Bank Offered Rate) and EURIBOR (Euro Inter-Bank Offered Rate) plus a margin interest formula.

The majority of the Group’s third party loans and borrowings are subject to floating interest rates, which are exposed to cash flow risks. If interest rates are rising, it results in higher cash outflows through interest payments.

There were no defaults and breaches in connection with other financial liabilities.

(b) Third party derivatives

Third party derivatives included FX forward and cross currency interest rate swaps.

(c) Credit facilities

At December 31, 2010, Magyar Telekom had un-drawn committed credit facilities of HUF 54,603 million (2009: HUF 50,479 million). These credit facilities, should they be drawn down, are subject to an interest rate of EURIBOR, BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18 Trade payables

	At December 31,
In HUF millions	2009	2010

Payable to DT Group companies	5,169	7,103
Payable to associates and joint ventures	7	7
Other trade payables	80,698	81,503
	85,874	88,613

19 Provisions

In HUF millions	Severance	MTIP	Employee- related Subtotal	Legal cases	ARO	Other	Total

January 1, 2009	9,764	236	10,000	6,913	4,656	4,322	25,891
Amounts utilized	(7,832)	(277)	(8,109)	(1,887)	(63)	(2,519)	(12,578)
Amounts reversed	(1,532)	—	(1,532)	(1,298)	(26)	—	(2,856)
Exchange rate difference	43	—	43	189	—	11	243
Accretion	—	—	—	—	184	—	184
Additions	8,304	397	8,701	1,733	259	836	11,529
December 31, 2009	8,747	356	9,103	5,650	5,010	2,650	22,413

Of which current	8,295	—	8,295	3,471	175	751	12,692
Of which non current	452	356	808	2,179	4,835	1,899	9,721

December 31, 2009	8,747	356	9,103	5,650	5,010	2,650	22,413
Amounts utilized	(5,427)	(411)	(5,838)	(551)	(110)	(1,314)	(7,813)
Amounts reversed	(1,005)	—	(1,005)	(1,574)	(8)	(347)	(2,934)
Exchange rate difference	3	1	4	103	—	5	112
Accretion	—	—	—	477	174	53	704
Additions	3,892	127	4,019	2,196	620	703	7,538
December 31, 2010	6,210	73	6,283	6,301	5,686	1,750	20,020

Of which current	4,982	—	4,982	2,136	136	468	7,722
Of which non current	1,228	73	1,301	4,165	5,550	1,282	12,298

Magyar Telekom does not expect any reimbursement with regards to the provisions recognized, therefore, no related assets have been recognized in the financial statements.

19.1 Severance

The majority of the provision for severance as at December 31, 2010 relates to the stand-by-pool and the employee terminations in 2011 in relation to the further efficiency improvement in Magyar Telekom Plc. The stand-by-pool of employees include people whose legal status is an employee, however, these people do not provide services to the Company any more, but the Company provides a reduced amount of compensation and pays social security expenses for them for maximum 4 years. This is a way of severance that is not paid in one lump sum but in maximum 48 installments following the discontinuation of services. The majority of the provision for severance as at December 31, 2009 related to the stand-by-pool and the employee terminations in 2010 in relation to the further organizational changes in Magyar Telekom Plc.

552 employees were dismissed in 2010 (2009: 961) at Group level, related to which severance payments were made. The balance of provision as at December 31, 2010 relates to 669 employees and former employees in the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

stand-by-pool (2009: 569) working in various functions of the Group.

The total payments made in relation to employee termination in 2010 amounted to HUF 8,505 million, of which HUF 5,427 million was charged against the provision as at December 31, 2009, while the rest was recognized as employee related expense in 2010.

The total payments made in relation to employee termination in 2009 amounted to HUF 8,700 million, of which HUF 7,832 million was charged against the provision as at December 31, 2008, while the rest was recognized as employee related expense in 2009. The relatively high amounts of the reversal of provision in 2009 and 2010 are the result of the different actual mix of employees severed compared to the originally estimated mix (length of service years, choice of immediate leave versus stand-by pool, etc.).

19.2 Legal cases

Provisions for legal cases mainly include amounts expected to be paid to regulatory and competition authorities as well as to ex-employees and trading partners as a result of legal disputes. There are numerous legal cases for which provisions were recognized, none of which are individually material, therefore not disclosed. For certain legal cases information required under IAS 37 is not disclosed, if we have concluded that the disclosure can be expected to seriously prejudice the outcome of the proceedings.

19.3 MTIP

For more details on the Mid-term Incentive Plan see Note 24.1.

19.4 Asset retirement obligations (ARO)

Asset retirement obligations primarily exist in case of the telecommunications structures constructed on third parties’ properties. The Group carries out a revision of the necessary provisions every year.

In 2010, the primary reasons for changes in estimates were the changes in cashflow estimates of the remediation of rented spaces for offices and shops as well as the increased real discount rates (difference between the expected future inflation and risk free interest rates).  In 2009, the primary reason for changes in estimates was the increased real discount rates.

19.5 Other provisions

Other provisions include guarantee obligations and further other individually small items.

20 Other current liabilities

	At December 31,
In HUF millions	2009	2010

Deferred revenue and advances received	12,131	11,273
Other taxes and social security	8,838	10,833
Salaries and wages	8,652	6,458
Dividend payable to Non-controlling interests	303	319
Other liabilities	2,304	2,083
	32,228	30,966

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21 Other non current liabilities

Other non current liabilities primarily include deferred revenues related to long term projects and customer loyalty programs.

22 Revenue

	For the year ended December 31,
In HUF millions	2008	2009	2010

Fixed line revenues
Voice retail	151,033	128,133	106,623
Voice wholesale	21,494	21,322	21,317
Internet	59,823	55,089	53,755
Data	28,839	30,762	27,710
TV	18,830	23,753	28,549
Equipment	7,058	4,745	4,091
Other fixed line revenues	12,818	10,276	7,588
Total Fixed line revenue	299,895	274,080	249,633

Mobile revenues
Voice retail	196,983	192,704	185,967
Voice wholesale	46,241	41,563	36,815
Voice visitor	5,995	4,959	4,217
Non voice	50,936	56,188	57,789
Equipment	21,169	21,320	22,691
Other mobile revenues	10,441	9,262	7,694
Total Mobile revenue	331,765	325,996	315,173

System integration and IT revenue	41,396	43,913	44,773

Total revenue	673,056	643,989	609,579

None of the Group’s customers represent a significant source of revenue. Revenues from transactions with a single external customer (or group of entities that - knowingly to us — are under common control of a third party or government) do not exceed 10 per cent of the Group’s revenues.

23 Expenses directly related to revenues

	For the year ended December 31,
In HUF millions	2008	2009	2010

Voice, data and internet related payments	79,076	71,583	65,247
Material cost of equipment sold	45,061	44,011	41,037
Payments to agents and other subcontractors	43,421	44,982	51,143
	167,558	160,576	157,427

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24 Employee related expenses

	For the year ended December 31,
In HUF millions	2008	2009	2010

Short term benefits	96,407	100,425	93,992
Share based payments (MTIP - Note 24.1)	356	397	127
Share based payments (ex-CEO - Note 24.2)	—	—	(49)
Share based payments (Share bonus to employees - Note 24.3)	—	—	580
Termination benefits (Note 19.1)	8,510	7,640	5,965
Total before capitalization	105,273	108,462	100,615
Expenses capitalized	(4,953)	(6,544)	(6,731)
	100,320	101,918	93,884

Total costs expensed in relation to defined contribution plans (including social security)	23,376	23,690	20,361

Closing number of employees	10,438	10,828	10,258

24.1 Mid-term incentive plan (MTIP)

In 2004 Magyar Telekom launched a Mid Term Incentive Plan (MTIP) for its top and senior management, whereby the targets to be achieved are based on the performance of the Magyar Telekom share. The MTIP is a cash settled long term incentive instrument which was planned to cover five years, with a new package being launched in each year, and with each tranche lasting for three years. In 2009 and 2010, Magyar Telekom decided to prolong the original program by one additional year respectively, with the same concept. At the beginning of the plan each participant has an offered bonus. This bonus will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom share specific and a relative Index target. Depending on the achievement of the targets, 0%, 50% or 100% of the bonus is paid if neither, one or both of the targets are met, respectively.

The relative performance target is linked to the Total Return of the Magyar Telekom share compared to the performance of the Dow Jones Euro STOXX Total Return Index during the vesting period, each at the last 20 trading days. Measurement is the un-weighted average Magyar Telekom share price plus dividend payments. The absolute performance target is achieved when the Magyar Telekom share price, adjusted for dividends paid during the tenure, is more than 35 percent higher at the end of the lock—up period than at the beginning of the plan. The basis of the calculation is the un-weighted average closing price of the Magyar Telekom share at the Budapest Stock Exchange during the last 20 trading days before the beginning and the end of the plan.

The share price calculated according to the above are included in the table below. When determining the Group’s liability, these target figures are weighted with the fair value factors of achieving these targets. The fair value factors are calculated using the Monte Carlo technique. The target figures are multiplied by the relevant fair value factors and these amounts are then accrued for the given tranche period. This technique aims to determine the fair values of the share options granted and present it in accordance with the accruals concept.

Tranche	Vesting period	MT Share price at the beginning of the vesting period	Fulfillment

1	January 1, 2004 — December 31, 2006	755	Only absolute target met
2	January 1, 2005 — December 31, 2007	843	Neither targets met
3	January 1, 2006 — December 31, 2008	949	Only relative target met
4	January 1, 2007 — December 31, 2009	1,013	Only relative target met
5	January 1, 2008 — December 31, 2010	912	Only relative target met
6	January 1, 2009 — December 31, 2011	561	-
7	January 1, 2010 — December 31, 2012	725	-

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The provision for the payments in relation to the MTIP program and the movements thereof are disclosed in Note 19.

24.2 The former CEO’s share option plan

The former CEO of Magyar Telekom was granted share options in the past, out of which the options granted in 2000 remained unexercised until 2010, when they lapsed. The lapse of these share options resulted in the release of the total balance of the Reserve for equity settled share based transactions.

24.3 Shares allocated to employees

The Board of Directors of Magyar Telekom approved a share allocation program under which Magyar Telekom shares were awarded to the Company’s best performing employees in December 2010. In total, 1,112,679 treasury shares were granted to employees for free. The amount recognized as an expense includes the grant date fair value of the shares. The program awarded the participants based on their past performance without any further service commitments made by either the employees or the employer. Consequently, the total cost of the share based compensation program was recognized in 2010.

25 Other operating expenses

		For the year ended December 31,
In HUF millions		2008	2009	2010

Materials, maintenance and service fees		72,858	71,650	63,373
Hungarian telecommunications and other crisis taxes	(a)	—	—	26,970
Marketing		22,065	16,180	13,437
Rental and operating lease		9,947	11,153	12,981
Fees and levies		16,000	14,712	12,276
Bad debt expense		4,353	9,072	9,991
Consulting, audit and other expert fees	(b)	10,960	11,230	7,825
Other expenses		4,866	1,308	1,897
		141,049	135,305	148,750

(a) Hungarian telecommunications and other crisis taxes

On October 18, 2010 the Hungarian Parliament passed an act imposing special “crisis” taxes on telecommunications services, retail sales and energy sales as of January 1, 2010. These taxes were enacted for a defined period of 2010-2012.

Although Magyar Telekom is also engaged in energy and retail sales, the tax burden on those are either not applicable to the Group (energy) or not material (retail). The vast majority of the amount included in the table above relates to the revenues earned from electronic telecommunications services provided by the Hungarian members of the Group in 2010. The tax is defined as a certain percentage of the revenue generated from the services defined as electronic telecommunications. The tax is progressive, i.e. the more revenue is generated a higher tax rate is applicable. Due to the high amount of revenues generated by the Group, the vast majority of the Group’s Hungarian revenues are in the highest tax band subject to a tax rate of 6.5%.

The classification of these taxes requires judgment. Management believes that these taxes are not taxes on consumption of services by end customers but rather taxes on entities operating in selected industries. This is supported by the fact that these taxes were levied retrospectively in 2010, the taxes are calculated on the combined revenues of groups using graduated tax rates and the calculation ignores whether the revenues are collected from end

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

customers or not. Therefore management believes that there are strong indicators supporting that these taxes are not sales taxes collected on behalf of the government, but rather taxes on the operations of the companies, and consequently these taxes are classified as operating expense in the consolidated financial statements.

(b) Audit costs included in Consulting, audit and other expert fees

Consulting, audit and other expert fees among others include expenses incurred in relation to the audit of the standalone and consolidated financial statements of the Company by PricewaterhouseCoopers (PwC) as follows.

	For the year ended December 31,
In HUF millions	2008	2009	2010

Audit of the financial statements	500	593	527
Other audit related fees	108	205	40
Other non audit related fees	—	4	4
Total expenses payable to PwC	608	802	571

Audit of the financial statements in the above table are the aggregate fees of PwC in connection with the audit of our annual financial statements, reviews of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions.

Other audit-related fees in the above table are the aggregate fees of PwC for services which are normally performed by the external auditor in connection with the auditing of the annual financial statements, e.g. advice on issues of accounting and reporting, which were not classified as audit services, and support with the interpretation of new accounting and reporting standards. Audit-related fees in 2010 included HUF 40 million (2009: HUF 205 million) incurred relating to the investigations (Note 1.2).

Other non audit related fees in the above table are fees of PwC primarily related to services like participation by Magyar Telekom employees in conferences and training sessions organized by PwC.

26 Other operating income

		For the year ended December 31,
In HUF millions		2008	2009	2010

Gain on sale of PPE, Intangible assets and assets held for sale		2,126	326	327
Gain on sale of subsidiaries and associates	(a)	1,233	1,371	—
Compensation for renaming (Note 34.1)		676	—	—
Other operating income		214	1,166	3,121
		4,249	2,863	3,448

(a) Gain on sale of subsidiaries and associates

All the subsidiaries sold in the reported years conducted non-core operations and were insignificant to the Group, therefore they did not constitute discontinued operations. The results on the disposals of subsidiaries and associates are recognized as Other operating income in the years of disposal. All disposals impacted the total ownership in the subsidiaries and associates sold. No income or loss was incurred on the sale of Orbitel in 2010 after the impairment loss of the Orbitel goodwill recognized in 2009. The proceeds from the disposal included in the Consolidated statement of cash flows are disclosed net of the cash balances of the subsidiaries at date of disposal. These cash balances were not significant.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27 Interest income

	For the year ended December 31,
In HUF millions	2008	2009	2010

Finance lease interest income	1,340	1,390	1,334
Other interest income	5,887	7,136	3,604
	7,227	8,526	4,938

The Group has changed the disclosure of its financial results compared to the previously issued financial statements. Previous year’s comparative items have been reclassified to be comparable to the current year’s presentation. The items included in the table above were included in the Finance income caption of the previous years’ financial statements.

28 Interest expense

	For the year ended December 31,
In HUF millions	2008	2009	2010

Interest expense to DT	26,986	27,530	18,397
Other interest expense	5,742	5,765	4,660
Finance lease interest expense	648	712	529
Accretion interest on provisions	70	184	704
less: borrowing costs capitalized	(258)	(726)	(506)
	33,188	33,465	23,784

The Group has changed the disclosure of its financial results compared to the previously issued financial statements. Previous year’s comparative items have been reclassified to be comparable to the current year’s presentation. The items included in the table above were included in the Finance expenses caption of the previous years’ financial statements.

When calculating the borrowing costs capitalized, other financial expenses (included in Note 29) are also considered, however, for disclosure purposes, we included the borrowing costs capitalized in the table above.

29 Other finance expense - net

	For the year ended December 31,
In HUF millions	2008	2009	2010

Fee expense	4,011	4,068	4,236
Net foreign exchange losses / (gains)	648	269	2,855
Losses / (gains) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with related parties	—	2,387	(1,410)
Losses / (gains) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with third parties	(789)	568	998
Losses / (gains) on the derecognition of financial instruments at fair value through profit and loss contracted with related parties	—	441	1,996
Losses / (gains) on the derecognition of financial instruments at fair value through profit and loss contracted with third parties	477	141	592
Losses / (gains) on the derecognition of AFS financial instruments (Reclassifications from Other comprehensive income)	—	—	—
	4,347	7,874	9,267

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group has changed the disclosure of its financial results compared to the previously issued financial statements. Previous year’s comparative items have been reclassified to be comparable to the current year’s presentation. The majority of the items included in the table above were included in the Finance income caption of the previous years’ financial statements, while Fee expense was included in Finance expense.

30 Purchase of property, plant and equipment and intangible assets

	For the year ended December 31,
In HUF millions	2008	2009	2010

Investments in property, plant and equipment (Note 12)	85,489	81,786	72,489
Investments in intangible assets (Note 13)	22,460	20,080	19,273
Total investments in PPE and intangible assets	107,949	101,866	91,762

Recognition / (Derecognition) of investment tax credit (Note 9.4)	350	428	(3)
Change in payables relating to capital expenditures	7,740	7,934	(4,459)
Cash payments for purchases of PPE and intangible assets	116,039	110,228	87,300

The Group had no significant non cash transactions in any of the reported years.

31 Purchase of subsidiaries and business units

	For the year ended December 31,
In HUF millions	2008	2009	2010

Modultechnika (Note 5.1)	—	—	1,421
ISH (Note 5.2)	—	3,131	74
Cable TV networks	687	1,745	39
KFKI Direkt	—	317	—
M-Factory — contingent consideration	75	—	—
Cash payments for purchases of subsidiaries and business units	762	5,193	1,534

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32 Reportable segments and information about geographical areas

32.1 Reportable segments

Magyar Telekom established its current management structure in Hungary based on customer segments that require different technology and marketing strategies, and support functions. The Group’s operating segments in Hungary are: Consumer Services Business Unit, Business Services Business Unit, Technology Business Unit and Group Headquarters. In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional operating segments. The Media business unit, a separate operating segment in 2008 and 2009 is reported to the MC as part of the Group Headquarters in 2010, therefore we have included its numbers in the Headquarters’ numbers in all 3 years presented.

The Consumer Services Business Unit (CBU) operates in Hungary, providing mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small business telecommunications customers in Hungary, with several million customers mainly under the T-Mobile and T-Home brands.

The Business Services Business Unit (BBU) operates in Hungary, providing mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate and public sector customers), as well as small and medium businesses (SMB). BBU’s customer portfolio includes approximately 3,000 key business partners and over 40,000 SMB customers.

The Group Headquarters (Headquarters) is responsible for providing wholesale mobile and fixed line services and also includes the operations of the Media business unit, considered as a separate operating segment in 2008 and 2009 in Hungary. Headquarters also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions of the Group’s management. Headquarters is also responsible for the Group’s points of presence in Bulgaria, Romania and Ukraine, providing wholesale services to local companies and operators.

The Technology Business Unit (Technology) is responsible for the operations and development of the mobile, fixed line and cable TV network, as well as IT management in Hungary.

The Group also has full-scale mobile and fixed line telecommunications operations in Macedonia and Montenegro, which represent two additional operating segments of the Group.

In addition to the operating segments described above, there are a few operations, which do not qualify as operating or reportable segments. These operations are grouped in “All other” included in the reconciliations of the reportable segments’ totals to the Group totals.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.1.1 Information regularly provided to the MC

The following tables present the segment information by reportable segment regularly provided to the Management Committee of the Group, reconciled to the corresponding Group numbers.

	For the year ended December 31,
In HUF millions	2008	2009	2010
Revenues

Total CBU revenues	341,563	322,336	314,773
Less: CBU revenues from other segments	(38,655)	(33,849)	(30,066)
CBU revenues from external customers	302,908	288,487	284,707

Total BBU revenues	179,174	170,989	159,271
Less: BBU revenues from other segments	(16,833)	(18,861)	(15,683)
BBU revenues from external customers	162,341	152,128	143,588

Total Headquarters revenues	163,905	143,776	123,013
Less: Headquarters revenues from other segments	(70,945)	(62,258)	(53,184)
Headquarters revenues from external customers	92,960	81,518	69,829

Total Technology revenues	11,370	10,556	8,287
Less: Technology revenues from other segments	(7,877)	(7,599)	(7,142)
Technology revenues from external customers	3,493	2,957	1,145

Total Macedonia revenues	76,097	82,312	77,598
Less: Macedonia revenues from other segments	(285)	(214)	(134)
Macedonia revenues from external customers	75,812	82,098	77,464

Total Montenegro revenues	33,148	34,442	32,874
Less: Montenegro revenues from other segments	(105)	(51)	(44)
Montenegro revenues from external customers	33,043	34,391	32,830

All other (net)	2,416	2,426	1

Total consolidated revenue of the segments	672,973	644,005	609,564
Measurement differences to Group revenue	83	(16)	15
Total revenue of the Group	673,056	643,989	609,579

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
In HUF millions	2008	2009	2010
Segment results (EBITDA)

CBU	193,314	181,920	181,944
BBU	90,816	80,307	72,161
Headquarters	(15,921)	(22,888)	(50,886)
Technology	(49,059)	(47,485)	(43,565)
Macedonia	39,132	42,861	40,248
Montenegro	10,815	13,736	11,370
All other	(169)	265	11
Total EBITDA of the segments	268,928	248,716	211,283

Measurement differences to Group EBITDA	(550)	337	1,683
Total EBITDA of the Group	268,378	249,053	212,966

Depreciation and amortization of the Group	(106,120)	(101,920)	(100,872)
Total Operating profit of the Group	162,258	147,133	112,094
Net financial result	(30,308)	(32,813)	(28,113)
Share of associates’ and joint ventures’ profits / (losses)	1,341	(109)	(27)
Total Profit before income tax of the Group	133,291	114,211	83,954
Income tax expense	(27,698)	(20,958)	(6,583)
Total Profit for the year of the Group	105,593	93,253	77,371

The significantly higher negative results of the Headquarters segment in 2010 is due to the inclusion of the Hungarian telecommunications tax introduced in 2010 (Note 25) in the Headquarters segment.

	For the year ended December 31,
In HUF millions	2008	2009	2010
Capital expenditure (Capex) on PPE and Intangible assets

CBU	13,540	23,774	18,212
BBU	7,493	2,905	3,314
Headquarters	9,112	5,888	6,379
Technology	58,716	48,989	44,049
Macedonia	15,709	15,320	15,208
Montenegro	3,751	4,913	4,639
All other	105	65	—
Total capital expenditure of the segments	108,426	101,854	91,801

Measurement differences to capital expenditure of the Group	(477)	12	(39)
Total investments of the Group in PPE and Intangible assets	107,949	101,866	91,762

Total investments of the Group in PPE and Intangible assets correspond to the “Investments” lines disclosed in Notes 12, 13 and 30.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.2 Information about geographical areas

The table below shows the revenues generated from external customers in the countries where the Group operates, using the same measurement principles as for the corresponding Group numbers.

Revenues	For the year ended December 31,
In HUF millions	2008	2009	2010

Hungary	554,747	520,584	495,385
Macedonia	75,956	82,098	77,464
Montenegro	33,043	34,391	32,830
Romania	5,244	3,636	2,958
Bulgaria	3,933	3,151	922
Ukraine	133	129	20
Total revenue of the Group	673,056	643,989	609,579

None of the Group’s external customers represent a significant source of revenue.

The table below shows the Non current assets of the Group located in the countries of operations (including goodwill allocated to operating segments or CGUs operating in these countries) and the reconciliation to the total Non current assets of the Group, using the same measurement principles as for the corresponding Group numbers.

Non current assets	As at December 31,
In HUF millions	2009	2010

Hungary	709,525	703,783
Macedonia	129,943	132,510
Montenegro	42,408	41,734
Bulgaria	3,013	3,165
Romania	2,531	2,281
Ukraine	19	13
Total excluding Other non current financial assets and Deferred tax assets	887,439	883,486

Other non current financial assets (Note 8.2)	27,682	24,033
Deferred tax assets (Note 9.4)	1,890	913
Total Non current assets of the Group	917,011	908,432

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33 Leases and other commitments

33.1 Finance lease —Group as lessee

Finance leases in 2009 and 2010 mainly relate to the sale and lease back of spaces in buildings accommodating telephone exchanges. In most cases the contracts are denominated in EUR, the term of the leases is 5-10 years, and the contracts include renewal options but no purchase options.

Future lease payments under finance leases related to sale and lease back transactions at December 31, 2009 and 2010 are as follows:

	At December 31, 2009			At December 31, 2010
In HUF millions	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment

Within 1 year	291	389	680	277	344	621
1-5 years	1,067	1,012	2,079	1,064	812	1,876
After 5 years	505	172	677	276	62	338
Total	1,863	1,573	3,436	1,617	1,218	2,835

Finance leases other than sale and lease back in 2009 and 2010 mainly relate to vehicles and IT equipment. In most cases the contract term of the leases is 3-5 years with renewal and purchase options.

Future lease payments under finance leases other than sale and lease back transactions at December 31, 2009 and 2010 are as follows:

	At December 31, 2009			At December 31, 2010
In HUF millions	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment

Within 1 year	472	208	680	328	131	459
1-5 years	473	295	768	593	195	788
After 5 years	615	187	802	321	59	380
Total	1,560	690	2,250	1,242	385	1,627

The Group has no contingent rents related to its finance leases. The Group does not sub-lease any of the assets leased in a finance lease contract.

33.2 Operating lease —Group as lessee

Operating lease commitments are mainly in respect of the rental of mobile cell sites, and to a lesser extent, related to buildings, network and other telecommunications facilities.

	At December 31,
In HUF millions	2009	2010

Within 1 year	7,541	7,711
1-5 years	20,897	20,987
After 5 years	16,131	14,171
Total	44,569	42,869

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The lease commitments represent a high amount of individually immaterial lease agreements, the terms of which vary on a wide range, spanning from 3 to 20 years with renewal options in most cases, but no purchase options.

33.3 Finance lease —Group as lessor

Finance leases primarily include the private mobile Tetra network constructed for the exclusive use of the Hungarian State, and to a lesser extent equipment provided to business customers as part of our outsourcing contracts where the Group is the service provider.

Future lease receivables under finance leases at December 31, 2009 and 2010 are as follows:

	At December 31, 2009			At December 31, 2010
In HUF millions	Present value	Interest component	Minimum lease receipt	Present value	Interest component	Minimum lease receipt

Within 1 year	3,797	1,641	5,438	4,298	1,403	5,701
1-5 years	15,270	3,810	19,080	15,809	3,102	18,911
After 5 years	4,464	286	4,750	278	74	352
Total	23,531	5,737	29,268	20,385	4,579	24,964

The interest component represents the unearned finance income. The present value due within one year is included in Other current financial assets, while the present value after one year is included in Other non current financial assets. The finance income accruing to the Group over the lease term is recognized in the Profit for the year (Interest income).

The unguaranteed residual values accruing to the benefit of the Group are insignificant.

33.4 Operating lease — Group as lessor

The following table includes the future minimum lease payments receivable by the Group for the operating leases of towers and PBX (private business exchange) equipment where Magyar Telekom is the lessor.

	At December 31,
In HUF millions	2009	2010

Within 1 year	1,210	1,165
1-5 years	1,943	2,755
After 5 years	1,115	1,072
Total	4,268	4,992

33.5 Purchase commitments for tangible and intangible assets

The table below summarizes Magyar Telekom’s contractual purchase commitments for tangible and intangible assets with the majority falling due within one year.

	At December 31,
In HUF millions	2009	2010

Property, plant and equipment	4,407	5,951
Intangible assets	1,788	3,000
Total	6,195	8,951

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.6 Purchase commitments for investments

Magyar Telekom signed an agreement to buy 100% of Daten Kontor Kft., DK Telecom Zrt. and DK Consulting Zrt. (DK Group) on July 20, 2010. The maximum purchase price of HUF 1.4 billion is dependent on the next two years’ financial performance and will also be adjusted with the value of the net debt at the closing of the transaction. The closing of the transaction is expected to take place at the end of February 2011.

34 Related party transactions

34.1 Deutsche Telekom Group

Deutsche Telekom AG (DTAG)is the ultimate controlling owner of Magyar Telekom Plc. holding 59.21% of the issued shares. Deutsche Telekom (DT) Group has a number of fixed line, mobile and IT service provider subsidiaries worldwide, with whom Magyar Telekom Group has regular transactions.

The Company is directly owned by MagyarCom GmbH, which is a holding subsidiary of DTAG. Magyar Telekom pays dividends annually to its owners including MagyarCom GmbH.

Deutsche Telekom International Finance (DTIF) is the treasury center of DT Group, which typically provides loan financing across the DT Group including Magyar Telekom.

The Company’s Hungarian operations were renamed in 2004 and 2005. The renaming continued in 2006 in Macedonia (T-Mobile) and in Montenegro (T-Home and T-Mobile) in 2007, and was completed in 2008 in Macedonia (T-Home). The expenditures incurred in connection with the launch and promotion of the new brands and the loss of value caused by discontinuing the old brands were compensated in value by Deutsche Telekom AG. The compensation received was recognized in the Profit for the year (Other operating income).

The table below summarizes the above related party transactions with DT group.

In HUF millions	2008	2009	2010

Revenues from telecom services provided to DT Group	16,035	22,059	22,395

Costs of services provided by DT Group	(20,759)	(16,819)	(16,497)

Other income from DTAG	676	—	—

Interest expense to DTIF	(26,986)	(27,530)	(18,397)

Dividend paid to MagyarCom GmbH	(45,690)	(45,690)	(45,690)

Accounts receivable from DT Group companies	5,903	5,492	6,991

Accounts payable to DT Group companies	(5,850)	(5,169)	(7,103)

Loans receivable from DTAG	—	29,587	—

Accrued interests payable to DT Group companies	(8,845)	(7,675)	—

Loans payable to DT Group companies	(330,583)	(326,846)	(304,390)

Fair value of swap agreements with DTAG - asset	—	662	1,004

Fair value of swap agreements with DTAG - liability	—	(3,050)	(1,982)

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deutsche Telekom has pledged its support for Magyar Telekom’s financing needs through to June 30, 2012.

34.2 Associates and joint ventures

Hunsat is a joint venture founded by the Company (50%) and Antenna Hungária (50%). The revenues of Hunsat included commissions received from Hungarian telecommunications companies for the use of services of international satellite agencies. The operational transactions and balances with Hunsat have been insignificant. Dividends received from Hunsat amounted to HUF 73 million in 2010 (2009: HUF 93 million, 2008: HUF 89 million). The owners of Hunsat decided on the voluntary liquidation of Hunsat in 2010, which is in progress at the end of 2010.

The Group has no other significant associates or joint ventures and the transactions with them are also insignificant.

34.3 Board and supervisory board members

The remuneration of the members of the Company’s Board of Directors amounted to HUF 13 million in 2010 (2009: HUF 13 million, 2008: HUF 13 million). The remuneration of the members of the Company’s Supervisory Board amounted to HUF 48 million in 2010 (2009: HUF 42 million, 2008: HUF 46 million).

34.4 Key management

Key management has been identified as the members of the Group’s Management Committee, which is the chief operating decision making body of Magyar Telekom.

The table below shows in total the compensation expenses (including social security and other payroll related taxes) incurred by the Group in relation to the key management.

	At December 31,
In HUF millions	2008	2009	2010

Salaries and other short-term employee benefits	1,063	1,377	1,335
Contractual termination expense	—	248	497
Share based compensation (Note 24.1)	80	131	45
	1,143	1,756	1,877

The Group does not provide loans to its key management.

In 2001, DT’s shareholders approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in 2001 and 2002. 50 percent of the options granted to each beneficiary may only be exercised following the end of a vesting period of two years. The remaining 50 percent of the options granted to each beneficiary may be exercised after the end of a vesting period of three years. All options are vested as of December 31, 2010. The exercise price of the 2001 option is EUR 30.00, the term of the options runs until August 12, 2011. The exercise price of the 2002 option is EUR 12.36, the term of the options runs until July 14, 2012. At the time they were granted, the options of the 2001 and 2002 tranches had no intrinsic value, but a fair value of EUR 4.87 and EUR 3.79 respectively. The Company’s Chief Financial Officer (CFO), who was a senior manager of DT at the time of the stock option, is a participant of the 2002 tranche, having 6,510 share options. Magyar Telekom does not have any potential obligation deriving from the CFO’s share options, and no expenses or liabilities have been recognized in the presented years as these options are not in the scope of IFRS 2 and IFRIC 11 according to the transitional rules.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35 Additional disclosures on financial instruments

35.1 Financial assets and liabilities

The tables below include the carrying amounts and fair values of the Group’s financial assets and liabilities as at December 31, 2010 and 2009.

The Group classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

(a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(b) inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

(c) inputs for the asset or liability that are not based on observable market data (Level 3).

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The significance of an input is assessed against the fair value measurement in its entirety.

There was no transfer between Level 1 and Level 2 financial instruments. Loans and receivables and most of the financial liabilities are measured at amortized cost, but fair value information is also provided for these. The fair values of these assets and liabilities were determined using level 3 type information. There are no assets or liabilities carried at fair value where the fair value was determined using level 3 type information.

35.1.1 Financial assets — Carrying amounts and fair values

	Carrying amount
December 31, 2010 In HUF millions	Loans and receivables	Held-to- maturity	Available-for- sale (Level 1)	Held for trading (Level 2)	Total	Fair value
Cash and cash equivalents	15,841	—	—	—	15,841	15,841
Bank deposits with original maturities over 3 months	47,798	—	—	—	47,798	47,798
Trade receivables	106,732	—	—	—	106,732	106,732
Trade receivables over one year	1,524	—	—	—	1,524	1,609
Employee loans	4,704	—	—	—	4,704	4,849
Derivative financial instruments contracted with related parties	—	—	—	1,004	1,004	1,004
Derivative financial instruments contracted with third parties	—	—	—	301	301	301
Loans to third parties	947	—	—	—	947	947
RDC receivables	715	—	—	—	715	689
Financial assets AFS	—	—	296	—	296	296
Other current	2,400	—	—	—	2,400	2,400
Other non current	519	—	—	—	519	519
Total	181,180	—	296	1,305	182,781	182,985

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Carrying amount
December 31, 2009 In HUF millions	Loans and receivables	Held-to- maturity	Available-for- sale (Level 1)	Held for trading (Level 2)	Total	Fair value
Cash and cash equivalents	34,270	—	—	—	34,270	34,270
Bank deposits with original maturities over 3 months	50,660	—	—	—	50,660	50,660
Trade receivables	100,524	—	—	—	100,524	100,524
Trade receivables over one year	1,487	—	—	—	1,487	1,486
Employee loans	4,870	—	—	—	4,870	4,228
Derivative financial instruments contracted with related parties	—	—	—	662	662	662
Derivative financial instruments contracted with third parties	—	—	—	623	623	623
Loans to Deutsche Telekom Group companies	29,587	—	—	—	29,587	29,587
Loans to third parties	580	—	—	—	580	580
RDC receivables	839	—	—	—	839	795
Financial assets AFS	—	—	276	—	276	276
Other current	1,626	—	—	—	1,626	1,626
Other non current	552	—	—	—	552	552
Total	224,995	—	276	1,285	226,556	225,869

Loans and receivables are measured at amortized cost, while available-for-sale and held-for-trading assets are measured at fair value.

Cash and cash equivalents, trade receivables, loans to Deutsche Telekom Group companies and other current financial assets mainly have short times to maturity. For this reason, their carrying amounts at the end of the reporting period approximate their fair values.

Financial assets available for sale include insignificant investment in equity instruments, all measured at fair value.

Finance lease receivables meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17 — Leases, therefore not included in the tables above, but in Note 33.3.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.1.2 Financial liabilities — Carrying amounts and fair values

	Carrying amount
December 31, 2010 In HUF millions	Measured at amortized cost	Held for trading (Level 2)	Total	Fair value
Financial liabilities to related parties (including accrued interest)	304,390	1,982	306,372	313,075
Bank loans (including accrued interest)	50,183	—	50,183	50,553
Trade payables	88,613	—	88,613	88,613
Dividend payable	319	—	319	319
Nonconvertible bonds and debentures	191	—	191	168
Derivative financial instruments contracted with third parties	—	869	869	869
Other current	1,024	—	1,024	1,024
Other	210	—	210	210
Total	444,930	2,851	447,781	454,831

	Carrying amount
December 31, 2009 In HUF millions	Measured at amortized cost	Held for trading (Level 2)	Total	Fair value
Financial liabilities to related parties (including accrued interest)	334,521	3,050	337,571	351,017
Bank loans (including accrued interest)	57,265	—	57,265	58,507
Trade payables	85,874	—	85,874	85,874
Dividend payable	303	—	303	303
Nonconvertible bonds and debentures	191	—	191	160
Derivative financial instruments contracted with third parties	—	179	179	179
Other current	1,279	—	1,279	1,279
Total	479,433	3,229	482,662	497,319

Derivatives are measured at fair value, while all other financial liabilities are measured at amortized cost.

Additional fair value information on the financial liabilities is provided in Notes 16 and 17.

Trade payables, dividend payable and other current financial liabilities generally have short times to maturity, therefore the carrying values approximate the fair values.

Finance lease liabilities meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17 — Leases, therefore not included in the tables above, but in Note 33.1.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.2 Items of income, expense, gains and losses arising on financial instruments

The tables below include income, expense, gains and losses arising on financial instruments in 2010 and 2009.

		From subsequent measurement			From		Total net
2010 In HUF millions	From interest	At fair value	Currency translation	Impairment loss	derecog- nition	From fee expense	gain / (loss)
Available-for-sale financial assets (Level 1)	—	20	—	—	—	—	20
Financial instruments held for trading (Level 2)	—	412	—	—	(2,588)	—	(2,176)
Loans and receivables	3,597	—	749	(9,991)	—	(4,076)	(9,721)
Held-to-maturity investments	—	—	—	—	—	—	—
Financial liabilities measured at amortized cost	(21,772)	—	(3,364)	—	—	(160)	(25,296)
Net gain/(loss) of financial instruments under the scope of IAS 39	(18,175)	432	(2,615)	(9,991)	(2,588)	(4,236)	(37,173)

		From subsequent measurement			From		Total net
2009 In HUF millions	From interest	At fair value	Currency translation	Impairment loss	derecog- nition	From fee expense	gain / (loss)
Available-for-sale financial assets (Level 1)	—	(6)	—	—	—	—	(6)
Financial instruments held for trading (Level 2)	—	(2,955)	—	—	(582)	—	(3,537)
Loans and receivables	7,048	—	(82)	(9,072)	—	(4,054)	(6,160)
Held-to-maturity investments	—	—	—	—	—	—	—
Financial liabilities measured at amortized cost	(32,569)	—	358	—	—	(14)	(32,225)
Net gain/(loss) of financial instruments under the scope of IAS 39	(25,521)	(2,961)	276	(9,072)	(582)	(4,068)	(41,928)

Impairment losses on Loans and receivables includes all expenses incurred or expected to be incurred in relation to the default of our customers. Before writing off or factoring, we impair the receivables to their recoverable amounts through the use of an impairment provision account, as a result of which the actual write-off or factoring of these receivables results in no derecognition gains or losses.

35.3 Other disclosures about financial instruments

Magyar Telekom Plc. is also exposed to risks that arise from the possible drawdown of guarantees in a nominal amount of HUF 14.1 billion as at December 31, 2010 (2009: HUF 16.4 billion). These guarantees were issued by Hungarian banks on behalf of Magyar Telekom as collateral to secure the fulfillment of the Group’s certain contractual obligations. The Group has been delivering on its contractual obligations and expects to continue doing so in the future, therefore no drawdown of the guarantees has happened so far, and is not expected to happen in the future.

There were no financial assets or liabilities, which were reclassified into another financial instrument category.

No financial assets were transferred in such a way that part or all of the financial assets did not qualify for de-recognition.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group does not have compound financial instruments with multiple embedded derivatives.

36 Contingent assets and liabilities

36.1 Contingent assets

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence of uncertain future events not within the control of the Group. These assets are not recognized in the statement of financial position. The Group has no such contingencies where the inflow of economic benefits would be probable and material.

36.2 Contingent liabilities

The most significant contingent liabilities of the Group are described below. No provisions have been recognized for these cases as management estimates that it is unlikely that these claims originating from past events would result in any material economic outflows from the Group, or the amount of the obligation cannot be measured with sufficient reliability. For certain cases described or referred to in this Note information required under IAS 37 is not disclosed, if we have concluded that the disclosure can be expected to seriously prejudice the outcome of the proceedings.

36.2.1 Macedonia

36.2.1.1 Compensation for termination of a service contract by T-Mobile MK

In January 2002, T-Mobile MK signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile MK’s overdue receivables. After the expiration of the 3-month trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 4.4 billion. The first instance decision in 2010 was in favor of T-Mobile MK, but the plaintiff submitted an appeal, therefore the timing of the final resolution is uncertain.

36.2.1.2 MKT’s dispute on fixed-to-mobile termination fees

In 2005, MKT changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with the mobile operators the change in retail prices automatically decreased the interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, ONE, submitted to the Agency a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of ONE as “ungrounded”. This decision of the Agency was appealed by ONE by filing a lawsuit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 0.4 billion, but the management estimates it unlikely that this would result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

36.2.2 Montenegro

36.2.2.1 Employee salary disputes in Montenegro

In July 2010, the Trade Union of Crnogorski Telekom submitted a claim to increase the salaries by 15.3% for the period between September 2009 and September 2010, based on the clause on minimum wage calculation in the Collective Bargaining Agreement (CBA). Management believes that the Trade Union is not entitled to submit such claim and also disagrees to the calculation methodology. There has not been any hearing yet in this case. The potential exposure is HUF 0.8 billion.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.2.3 Hungary

36.2.3.1 Investigation

Please see Note 1.2

36.2.3.2 Guarantees

Magyar Telekom Plc. is exposed to risks that arise from the possible drawdown of guarantees for which see more details in Note 35.3.

Business Report of Magyar Telekom

for 2010

Introduction

This Business Report covers the analysis of our results as well as all additional information necessary to evaluate our operations, including, among others, our outlook with the accompanying risk factors, the introduction of our management, our HR and risk management policies, and our R+D activities.

Share Capital

As of December 31, 2010, the share capital of Magyar Telekom Plc. (the “Company”) was HUF 104,274,254,300, consisting of 1,042,742,543 Series “A” ordinary shares. All Series “A” ordinary shares have a nominal value of HUF 100.

		Percentage of
Shareholder	Number of shares	share capital

MagyarCom	617,436,759	59.21
Publicly traded	424,914,922	40.75
Treasury shares	390,862	0.04
	1,042,742,543	100.00

Voting Rights and Voting

Each ordinary share entitles the holder to one vote. Only shareholders or nominees registered in the shareholders’ register at least six working days prior to the date of the General Meeting may participate at the General meeting with voting right. The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in the Articles of Associations, which shall require at least a three-quarters majority of the votes cast. There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Transfer of Shares

The acquisition and transfer of the dematerialized share shall only be effected through crediting or debiting the securities account. The owner of the security — unless the contrary is proved — shall be the person on whose account the security is registered. The transfer of registered or Interim Share Certificates shall be effective with respect to the Company when the name of the new owner of the shares has been entered in the Shareholders’ Register. If any request regarding the registration at the registrar is justified by the appropriate documents, and the Company shall, within a period of fifteen (15) days, examine such documents and decide whether the new owner acquired the shares in accordance with the provisions of these Articles. If the Company establishes that the transfer occurred in violation of the Articles, it shall not register such transfer of shares. The Company shall promptly notify the new owner of its reasoned decision and the new owner shall have the right to request, within thirty (30) days of the rendering of such decision, the competent court to review the decision. Those shareholders who wish so, shall not be registered in the Shareholders’ Register in addition to those who obtained the shares in violation of laws or Articles regarding the transfer of shares. The registrar, except in case set forth in Articles of Association section 2.4. (b) and (c), shall not refuse prompt registry and shall promptly delete such shareholder who wishes so. If the ownership of the shareholder ceased to exist with the transfer of shares the custodian shall notify the registrar on this fact within two working days upon such event. The registrar, based on the notification, shall promptly incorporate such changes in the Shareholders’ Register.

Board of Directors

Pursuant to our amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected at the Annual General Meeting of the shareholders for a term of three years.

On December 31, 2010, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

		Member
Name	Principal Occupation	since

Christopher Mattheisen	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. Ferri Abolhassan	Member of the Executive Board, T-Systems, Deutsche Telekom AG	2010
Dr. István Földesi	International business consultant	2003
Dietmar Frings	Vice President Human Resources Compensation and Benefits and Labor Law, Deutsche Telekom AG	2010

Dr. Mihály Gálik	Professor of the Media, Marketing communication and Telecommunications Department at the Faculty of Business Administration of the Corvinus University of Budapest	2006
Guido Kerkhoff	Member of the Board of Management of Deutsche Telekom AG to manage the subsidiaries in Europe	2009
Thilo Kusch	Chief Financial Officer of Magyar Telekom Plc.	2006
Dr. Klaus Nitschke	Senior Vice President, EU Strategy & Area Management, Magyar Telekom Group, TM-Netherlands, JV-UK, Deutsche Telekom AG	2010
Frank Odzuck	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	Deutsche Telekom AG, Finance Europe, Financial Director Europe	2003
Dr. Steffen Roehn	Member of the Deutsche Telekom Group’s CIO Board and responsible for the IT of the integrated German mass market approach of Deutsche Telekom	2009

Management Committee

Pursuant to our amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan.

On December 31, 2010, the members of the Management Committee were as follows:

		Member
Name	Current position	since

Christopher Mattheisen	Chairman and Chief Executive Officer	2006
Attila Keszég	Chief Sales and Services Officer	2010
István Király	Chief Marketing Officer	2010
Thilo Kusch	Chief Financial Officer	2006
István Maradi	Chief Technology Officer	2007
Balázs Máthé	Chief Legal and Corporate Affairs Officer	2010
Róbert Pataki	Chief Strategic and Corporate Development Officer	2009
Tibor Rékasi	Chief Operating Officer, Business Services Business Unit	2010
Éva Somorjai	Chief Human Resources Officer	2007

Supervisory Board

Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the shareholders for a term of three years. The Worker’s Council nominates one third of the Supervisory Board members. Meetings of the Supervisory Board have a quorum if two-thirds of the elected members are present.

On December 31, 2010, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

		Member
Name	Principal Occupation	since

Dr. János Bitó	Chairman of the Thesis and Final Examination Board at Pázmány Péter Catholic University, Information Technology Faculty	2010
Attila Bujdosó	President of the Telecommunications Trade Union	2010
Dr. János Illéssy	Managing Director, Lebona Kft.	2006
Dr. Sándor Kerekes	Director of Institute of Environmental Sciences Corvinus University Budapest	2006
Konrad Kreuzer	Chairman of the Board of Directors of E.ON Hungary Zrt.	2006
Tamás Lichnovszky	Senior expert, Magyar Telekom Plc.	2010
Martin Meffert	Country manager for Hungary, Head office of T-Home, Deutsche Telekom AG	2009
Dr. László Pap	Budapest University of Technology, Professor	1997
Dr. Károly Salamon	Chairman - Chief Executive Officer of MKB General Insurance Zrt. and MKB Life Insurance Zrt.	2010
Zsoltné Varga	Quality Manager, Magyar Telekom Plc.	2008
György Varju	Chairman of the Central Workers’ Council	2005

The members’ mandate lasts until May 31, 2013.

Compensation of Directors, Officers and Employees

For the year ended December 31, 2010, the aggregate compensation of the members of the Board of Directors in their capacity as Board members was HUF 13.1 million.

For the year ended December 31, 2010, the aggregate compensation of the members of the Supervisory Board in their capacity as Supervisory Board members was HUF 48.3 million.

For the year ended December 31, 2010, the aggregate compensation of the members of the Management Committee (“MC”) was HUF 998 million.

Currently two of the MC members have an employment contract for a fixed duration. Pursuant to Hungarian legislation, if an employment contract is terminated before the end of its term, the average compensation received by the employee prior to such termination is payable for the remaining period up to 12 months. In case an employment contract for an undetermined duration is terminated, the notice period is normally six months, and severance is between 10 and 16 months.

Magyar Telekom Plc. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, “TÁVSZAK” and Magyar Távközlési Ágazati Szakszervezet, “MATÁSZ”). The agreement, which can be terminated by either party with three months’ notice, applies to all Magyar Telekom Plc. employees except the

Chief Executive Officer, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits.

Corporate governance report

In 2004, the Budapest Stock Exchange issued its Corporate Governance Recommendations (the “Recommendations”) containing suggestions related to the corporate governance practice of companies listed in the Budapest Stock Exchange, taking account of the most commonly used international principles, of experiences gathered in Hungary, and of the characteristics of the Hungarian market as well as the Companies Act. The Recommendations were updated in 2007 and 2008.

In line with the current regulations, the Board of Directors and the Supervisory Board of Magyar Telekom Plc. approved the Corporate Governance Report of the Company and submitted it to the Annual General Meeting. The report — along with other corporate governance related documents - is posted on the Corporate Governance section of our website:

http://www.telekom.hu/investor_relations/corporate_governance/corporate_governance_documents

The Corporate Governance Declaration on Compliance with the Corporate Governance Recommendations included in the report.

Points 1, 2, 3, 4 and 5 of the above report include the description and operation of the Board of Directors, the Supervisory Board, the relevant committees and executive management. Point 6 of the report includes a description of our internal controls and risk management procedures, while point 8 of the report includes our disclosure policies and insider trading guidelines.

Pursuant to our Articles of Association, the members of the Board of Directors the Supervisory Board and the Audit Committee are elected by the General Meeting of the shareholders for a term of three years.

The General Meeting of the shareholders has the sole right to approve and amend the Articles of Association (section 6.2. (a)) unless otherwise provided by law.

The detailed rules on the competencies and operation of the Board of Directors are detailed in 7.4. of our Articles of Association and in the Rules of Procedure of the Board of Directors, which are also posted on the Corporate Governance section of our website. The rules of competence regarding the capital increase and purchase of treasury shares are detailed in Sections 6.2 (b) and (s) as well as 7.4.1 (l) and (m) of our Articles of Association.

Human policy

In alignment with Magyar Telekom’s strategy for 2008-2010 the HR area has also updated its strategic objectives.

The strategy published in the spirit of “Let us shape future together” contains the following objectives for 2008-2010, in line with DT’s HR strategic focuses:

•    Implementing the HR concept, the HR area contributes significantly to the achievement of the Group level financial targets, through the optimization of personnel expenditure.

•    We shall bring about a performance based company culture, for which we shall improve our performance management system.

•    In jobs of a key importance for the management and the company we intend to ensure succession primarily from internal sources, which is supported by the career management system.

•    We shall place management development on a new foundation with its focus being the training content and structure in the service of business effectiveness.

•    We intend to turn Magyar Telekom into a more attractive place of work, for which we have restructured our trainee program.

•    We use an updated measurement system to measure HR’s contribution to company targets.

Out of the nine core elements of SA8000 (Social Accountability) standard, our human resources strategy highlights the one dealing with the absence of discrimination. As far as other core elements are concerned, our company’s practice is adapted to Hungarian legislative norms (among others the Constitution of the Hungarian Republic, provisions set out in the Labour Code, as well as the Universal Declaration of Human Rights). The principles of justice and equal opportunities are set out in the basic standards articulated in our Code of Ethics published in 1997, which complies with the S-OX (Sarbanes-Oxley) act. Alternative forms of employment like telework, part-time work, flex-work, employment of disabled persons provide possibilities for the practical implementation of equal opportunities.

Magyar Telekom Plc. continuously cooperates with trade unions and the Workers Council to represent employees’ interests: wage and compensation elements are reviewed once a year and their upward correction is set out in a contract along with headcount efficiency measures.

The Company’s wage tariff system regulated by way of the Collective Agreement complies with Article 23 of the Universal Declaration of Human Rights, which says: „Everybody is entitled to equal wage for equal work without any kind of discrimination.”

Magyar Telekom’s welfare and social benefits constitute an exceedingly wide-ranging pool. A part of them is granted to every employee, while others are available on certain conditions or are of an insurance nature, the basis of which is the employees’ collective contribution. The way social benefits and discretionary benefits are granted is set out in the Collective Agreement and related regulations.

Research and development

In 2009, Magyar Telekom strengthened the strategic alignment of its innovation processes by combining the Corporate Business Development and Group Strategy Departments into one organization under the leadership of the Chief Strategy and Corporate Development Officer. One of the key responsibilities of this business unit was to coordinate all R&D-related activities within the whole company. The research and development process is governed by a cross-functional R&D Committee (“the Committee”), which has the mandate and the exclusive right to coordinate every innovation research project originated from the business units. Each business unit is represented on the Committee by relevant decision-makers. Furthermore, the Committee ensures that all R&D activities are performed in accordance with the strategic goals of Magyar Telekom and without overlapping of scopes.

The Committee convenes regularly in order to discuss and decide on the approval of individual R&D proposals, initiated and executed within a project framework by the respective business units. During 2010, the Committee reviewed 93 proposals, out of which 69 have been approved, accounting for a total investment of HUF 737 million (including HUF 679 million operating expenses and HUF 58 million employee-related expenses).

Real estate

We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, offices, warehouses, garages and shops. Our equipment and machinery primarily consist of switches, communication towers and other telecommunications equipment.

The number of sites used by Magyar Telekom Plc. is approximately 2,500, out of which approximately 22 percent are owned by the Company, 40 percent jointly owned and 38 percent leased. These figures include the sites used for telecommunications towers and antennas, but do not include the number of base stations. We have 3,435 base stations, of which five percent is owned by Magyar Telekom Plc. and 95 percent is leased from other telecommunications operators or other third parties.

The total area of properties used by Magyar Telekom Plc. as of December 31, 2010 was approximately 621,000 m2. The majority of sites used in our operations are smaller than 100 m2. The largest site is our headquarters building located at Krisztina krt. 55 in Budapest, with floor space of over 30,000 m2.

In order to increase the utilization of real estates and increase efficiency, we sell or rent our surplus properties.

Environment protection

The Management Committee of Magyar Telekom adopted the Sustainability Strategy of the Company in January 2005 to strengthen our commitment to sustainable development.

As a part of our commitment to sustainability, we developed a sustainability section for Magyar Telekom’s website (http://www.telekom.hu/society_and_environment/sustainability_reports). This section includes our reports and news relating to sustainability and discusses our philosophy and approach to sustainability.

Financial risk management

Magyar Telekom is primarily exposed to credit risks related to its financial assets. In addition, the Group is also exposed to risks from movements in exchange rates, interest rates that affect the fair value and/or the cashflows arising from financial assets and liabilities.

Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. Magyar Telekom only hedges the risks that affect the Group’s cash flow, no hedges are concluded to hedge fair values. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with Deutsche Telekom or leading Hungarian financial institutions.

The detailed descriptions of risks, the management thereof is provided below.

1. Market risk

Market risk is the risk that the fair value or future cashflows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

The fundamentals of Magyar Telekom’s financing strategy are established each year by the Board of Directors. The Group’s policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfillment annually. At the end of 2009 and 2010 Magyar Telekom fulfilled both criteria. The Group’s Treasury department is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

Magyar Telekom is exposed to interest and foreign exchange rate (“FX”) risk associated with its interest bearing assets and liabilities and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF. Consequently, Magyar Telekom’s objective is to minimize the level of its financial risk in HUF terms.

(a) Foreign currency risk

Due to the free-float of the HUF introduced in 2008, the Group is exposed to FX risk in case of FX denominated financial instruments of the Hungarian entities to a higher degree than before. In order to mitigate this risk, Magyar Telekom minimized its foreign currency borrowings in the past years, or covered it with derivative instruments to completely eliminate FX risk.

The FX exposure of Magyar Telekom is mostly related to

(i)            FX risks arising on loans from DTIF and related swaps with DT AG;

(ii)           FX risks arising on third party loans and related swaps;

(iii)          holding foreign currency cash balances in its subsidiaries in the Southern and Eastern Europe region;

(iv)          operating activities through revenues from, and payments to, international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency.

In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade and leases payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities. The Group’s foreign currency denominated assets (primarily held by the Group’s foreign subsidiaries), however, exceed the Group’s foreign currency denominated liabilities (other than the above described loans), therefore changes of the functional currencies’ exchange rates would have significant impact on the profit of the Group.

In order to reduce the above exposure, Magyar Telekom occasionally enters into derivative contracts.

(b)  Interest rate risk

Magyar Telekom is also exposed to interest rate fluctuations. This is due to the fact that changing interest rates affect the fair value of the fixed rate instruments and also affect the cashflows through the floating rate instruments.

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. On the other hand, all financial instruments with fixed interest rates (which are carried at amortized cost) are not subject to cashflow interest rate risk.

(c)  Other price risk

As of December 31, 2010, Magyar Telekom did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices.

2. Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The vast majority of credit risks may arise in respect of Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables.

According to the Group’s risk management policy Magyar Telekom Group companies deposit the excess cash only in banks rated at least BBB+ (or equivalent), or make efforts to get guarantees for the deposits from banks rated at least BBB+. Moreover, Magyar Telekom prefers to deposit in banks which grants loans for Magyar Telekom to make possible the compensation of debts and loans in case of the default of the bank.

Cash and cash equivalents and Bank deposits with maturities over 3 months held in Hungary are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom places its cash in Hungary with substantial credit institutions. Further, excess HUF cash is also used for repayment of the HUF denominated loans and borrowings, or is deposited at partner banks which grant loans for Magyar Telekom, therefore, the credit risk related to cash held in HUF is very limited.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Group’s customer base and their dispersion across many different geographic areas and industries.

3. Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. In addition to the above, DT confirmed its readiness to finance Magyar Telekom Group’s budgeted financing needs until the end of June 2012.

4. Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company’s equity capital in order to optimize the capital structure of the Group. This can be achieved primarily by adjusting the amount of dividends paid to shareholders, or alternatively, by returning capital to shareholders by capital reductions, selling or buying own shares. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as Net debt divided by Equity (including Non-controlling interest) and Net debt.

In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company’s Equity does not fall below its Common stock, i.e. the total of the reserves should not be negative. The Company is in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

Risk management policies

It is our policy that all disclosures made by us to our security holders and the investment community be accurate and complete, and fairly present our financial condition and results of operations in all material respects. Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the Budapest Stock Exchange and rules adopted by the U.S. Securities and Exchange Commission (“SEC”). To achieve these objectives, we formed the Disclosure Committee and developed and have continuously enhanced our risk management policies.

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, and monitoring of performance and results. For risk management to be effective, we must ensure that management make business decisions with full understanding of all relevant risks.

In 1999, we established a formal risk management system. This system was integrated into the risk management system of Deutsche Telekom in 2002.

All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and internal regulation on risk management were published. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the Group. All of our subsidiaries, business units, divisions and entities are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, to the Board of Directors, to the Audit Committee, to the Disclosure Committee and to DT.

Following the enactment of the Sarbanes-Oxley Act in the United States, we decided to enhance our risk management procedures. As this law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all of our departments and subsidiaries to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored by the risk management area, and the Chief Financial Officer (“CFO”) is notified when a new material risk or information is identified.

An internal regulation has been issued to define responsibilities of each employee in risk monitoring and management. In addition, an e-learning course was introduced to train our employees on requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures. Completion of this course has been made compulsory for all of our employees.

We established the Disclosure Committee on July 31, 2003. The Disclosure Committee acts both in plenary meetings and through its members acting individually. It supports CEO and CFO in fulfilling their responsibility to oversee processes designed to ensure accuracy and timeliness of our disclosures.

Risk factors

Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by any of these risks. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities.

•    Our operations (both in Hungary and abroad) are subject to substantial government regulation, which can result in adverse consequences for our business and results of operations;

•    We are subject to more intense competition due to the liberalization of the telecommunications sector;

•    We may be unable to adapt to technological changes in the telecommunications market;

•             The future of our current operational model is subject to currently unforeseeable changes in the future business environment;

•             Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets;

•             We depend on a limited number of suppliers for equipment and maintenance services;

•             Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies;

•             System failures could result in reduced user traffic and revenue and could harm our reputation;

•             Loss of key personnel could weaken our business;

•             Our share price may be volatile, and your ability to sell our shares may be adversely affected due to the relatively illiquid market for our shares and ADSs;

•             Fluctuations in the currency exchange rate could have an adverse effect on our results of operations;

•             We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition.

•             The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries.

•             We are subject to unpredictable changes in Hungarian tax regulations: in October 2010, the Hungarian Parliament imposed special “crisis” taxes on the telecommunications, energy and retail sector. The taxes were introduced with a retrospective effect for the fiscal year 2010. The related tax law includes crises taxes in effect until the end of 2012. According to the government, these taxes will be transformed from 2013. The total crisis tax paid by the Company in 2010 amounted to HUF 28 bn and its EBITDA impact was HUF 27 bn. The uncertain and unforeseeable tax legislation in Hungary had, and in the future may continue to have a considerable impact on our operations.

Analysis of our results

Revenues

Fixed line voice-retail revenues decreased by 16.8% in 2010 compared to 2009, mainly driven by lower subscription fee revenues and lower domestic outgoing traffic revenues.

Subscription fee revenues decreased due to the lower number of our fixed line subscribers mainly in Hungary and in Macedonia. In addition, the strengthening of HUF against MKD negatively affected the Macedonian subscription fee revenues expressed in HUF.

Domestic outgoing fixed line traffic revenues decreased in 2010 compared to 2009, mainly as a consequence of the continuous decline in the number of revenue producing PSTN lines and lower traffic resulting from economic recession, mobile substitution and also from competition with VoCable and VoIP service providers. Magyar Telekom Plc. offered several price discounts to customers choosing different flat-rate and optional tariff packages. Domestic outgoing traffic revenues decreased also at Makedonski Telekom and at Crnogorski Telekom primarily due to lower usage reflecting the effect of mobile substitution. These decreases were slightly intensified by the unfavorable currency translation impact.

International outgoing fixed line traffic revenues also declined primarily due to lower volume of outgoing international traffic and loss of lines both at Magyar Telekom Plc. and at our foreign subsidiaries.

Value added and other service revenues showed a decrease in 2010 as compared to 2009, mainly due to lower usage of value added services (directory assistance, audiofix, etc.) at Makedonski Telekom.

Fixed line voice-wholesale revenues remained stable in 2010 compared to 2009 due to a slight decrease in international incoming traffic revenues, offset by higher domestic incoming traffic revenues.

Domestic incoming fixed line traffic revenues increased for the year ended December 31, 2010 compared to 2009. Higher revenue from other domestic fixed line operators at Makedonski Telekom relates to higher volume of terminated international traffic in its network. At Magyar Telekom Plc., the increase in revenues from domestic fixed line operators was mainly due to increased transit traffic volume. These increases were largely offset by declining incoming traffic revenues from mobile operators primarily due to the significantly lower mobile-to-international traffic at Magyar Telekom Plc.

Lower international incoming traffic revenue at Magyar Telekom Plc. was primarily driven by lower volume of incoming minutes but lower average HUF/EUR rate and a lower average EUR settlement rate also contributed to the decrease. The decrease in international incoming traffic revenues at Crnogorski Telekom was predominantly due to lower volume of international incoming and transit traffic. A further decrease was the result of the ceasing revenues of Orbitel due to its sale in January 2010. These decreases were largely offset by higher international incoming traffic revenues at Makedonski Telekom related to higher volume of incoming minutes and higher average Special Drawing Rights (“SDR”) settlement rate.

Internet revenues of the fixed line operations decreased to HUF 53.8 bn in 2010 compared to HUF 55.1 bn in 2009. In Hungary, the number of DSL connections slightly decreased to 623,723 by December 31, 2010 as the significantly lower number of wholesale connections was largely offset by the increase in the number of retail DSL subscribers. Cablenet customer base and the number of fiber connections increased but the broadband volume increase could not compensate the effect of lower average revenue per user (“ARPU”) resulting from lower prices forced by strong competition. The migration towards T-Home double- and triple-play packages also put downward pressure on blended ARPU level. Magyar Telekom Plc. accounted for an estimated 63% retail DSL market share and an approximately 20% cable broadband market share at December 31, 2010. Decreased Internet revenues in Hungary were largely compensated by a strong increase in the number of DSL connections at our foreign subsidiaries.

Data revenues amounted to HUF 27.7 bn in 2010 compared to HUF 30.8 bn in 2009. Lower narrowband data revenue at Headquarters was caused by lower Flex-Com leased lines revenues driven mainly by volume decrease and migration to cheaper products. Lower broadband data revenue was also the result of the ceasing revenues of Orbitel due to its sale in 2010. At MT Plc. Business Services Business Unit (“BBU”) lower data broadband revenue was driven by decreased revenues relating to ADSL portfolios and leased lines. Lower broadband revenues at Combridge were driven by loss of retail key accounts and decreased prices applied due to strong competition. These decreases were slightly compensated by the increase in Makedonski Telekom’s broadband data revenues.

TV revenues amounted to HUF 28.5 bn in 2010 as compared to HUF 23.8 bn in 2009. The increase is mainly attributed to higher satellite TV revenues in Hungary in 2010. The number of satellite TV customers dynamically increased and reached 254,188 at December 31, 2010 as compared to 156,142 a year earlier. The growth in IPTV revenues driven by enlarging IPTV subscriber base both in Hungary and at our foreign subsidiaries also contributed to the increase in TV revenues. These increases were partly offset by lower Cable TV revenues driven by decreased ARPU and lower subscriber base in Hungary.

Revenues from fixed line equipment decreased by 13.8% for the year ended December 31, 2010 compared to 2009. Lower telecommunications equipment rental revenue at Consumer Services Business Unit (“CBU”) reflects the strong decrease in the number of rented telephone sets, which was slightly offset by higher equipment sales revenues at Novatel EOOD.

Other fixed line revenues dropped by 26.2% in 2010 compared to 2009. Other revenues include construction, maintenance, rental and miscellaneous revenues. The decrease resulted mainly at Technology Business Unit (“Technology”) due to ceasing revenues from Deutsche Telekom (“DT”) for customer care service from January 2010 and lower volume of construction work for the government. Lower revenues from telephone book publishing at Magyar Telekom Plc. also negatively influenced other fixed line revenues. Higher other fixed line revenues at CBU from the sale of set-top-boxes to Slovak Telekom and increased revenues from the family insurance services slightly mitigated these decreases.

Revenues from mobile telecommunications services amounted to HUF 315.2 bn for the year ended December 31, 2010 compared to HUF 326.0 bn in 2009 (3.3% decrease). The decrease in mobile revenues resulted mainly from lower voice revenues at the mobile operations of Magyar Telekom Plc. (T-Mobile Hungary, “TMH”) and at our foreign subsidiaries. These decreases were partly offset by higher non-voice revenues and equipment revenues at TMH.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It amounted to HUF 227.0 bn in 2010. At TMH, lower retail tariffs forced by strong competition and lower average customer base resulted in lower voice-retail revenues. The significant decrease in voice-wholesale revenues reflects decreased termination fees (16% decrease from both January 2010 and December 2010), slightly offset by higher incoming average usage per customer per month (“MOU”).

TMH’s blended MOU increased from 155 minutes in 2009 to 168 minutes in 2010. TMH’s monthly ARPU remained stable (HUF 3,764 in 2009 and HUF 3,732 in 2010), as the effect of lower tariffs were largely offset by higher usage and the increased proportion of postpaid customers.

Mobile penetration reached 120.2% in Hungary and TMH accounts for 43.4% market share in the highly competitive mobile market at December 31, 2010 based on the total number of SIM cards. TMH’s customer base increased by 1.7% year over year. The proportion of postpaid customers increased to 48.2% at December 31, 2010 from 45.0% a year earlier.

Higher non-voice revenues were primarily due to TMH’s higher mobile Internet and data access revenues. These increases were partly offset by lower messaging and content revenues. Non-voice revenues represented 20.8% of total ARPU in 2010. By the end of December 2010, TMH had 624,450 mobile broadband customers and accounted for a 47.8% market share in the mobile broadband market. At T-Mobile Macedonia (“T-Mobile MK”), the decrease in non-voice revenues resulted from SMS promotions. This decrease was somewhat mitigated by the expanding mobile Internet usage.

Mobile equipment and activation revenues showed an increase in 2010 compared to 2009 mainly due to higher gross additions and a higher number of upgrades at TMH. The volume increase led to higher equipment revenues, despite the decrease in average upgrade handset prices. This increase was partially compensated by lower equipment revenues at T-Mobile MK driven by lower average price of handsets and decreased number of handsets sold both in customer acquisition and retention.

System Integration (“SI”) and IT revenues increased by 2.0% from HUF 43.9 bn in 2009 to HUF 44.8 bn in 2010. Increase in infrastructure revenues at KFKI was driven by significantly higher revenues from outside partners than from intercompany projects in 2010. The inclusion of ISH, our new subsidiary providing software for the health care sector also contributed to the increase. These increases were somewhat offset by a large one-off sale of assets in a finance lease transaction in 2009.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 65.2 bn in 2010 compared to HUF 71.6 bn in 2009 predominantly resulting from lower voice-related payments to domestic mobile operators in Hungary driven by lower mobile termination fees applied from January 2010 and December 2010 and also by lower traffic. The payments to international operators also decreased at Magyar Telekom Plc. due to decreased traffic, lower average settlement fees and lower average HUF/EUR exchange rate. Further decrease in voice-related payments is in connection with the sale of Orbitel in January 2010. These decreases were somewhat offset by higher payments to domestic mobile operators driven by higher volume of international minutes with higher prices at Makedonski Telekom and increase also at T-Mobile MK mainly due to the enlarged subscriber base of VIP (the third largest mobile service operator in the Macedonian market).

Material cost of equipment sold decreased to HUF 41.0 bn in 2010 from HUF 44.0 bn in 2009. The decrease at T-Mobile MK was due to lower gross additions to customers and decreased average cost of handset, partly offset by higher equipment sales ratio. Significantly lower cost of equipment at Pro-M was due to the much lower number of construction projects in 2010. Lower cost of equipment sold at BBU is in line with lower sales volume of mobile handsets. At Makedonski Telekom, decreased sales volume of PCs in PC+ADSL offers and less telecommunications equipment sold within integrated solutions also contributed to the decrease in cost of equipment.

Payments to agents and other subcontractors increased by 13.7% in 2010 compared to 2009. The increase was mainly caused by higher content and TV-related payments due to broadcast and royalty fees paid by CBU in connection with satellite TV and IPTV services. Increased SI/IT-related payments in line with higher infrastructure revenues at KFKI and the inclusion of ISH in 2010 also contributed to the increase. Further increase was due to higher other revenue-related payments at Headquarters related to energy costs appearing in line with the launch of retail energy trade in 2010. These increases were partly compensated by lower SI/IT-related payments at IQSYS.

Employee-related expenses in 2010 amounted to HUF 93.9 bn compared to HUF 101.9 bn in 2009 (a decrease of 7.9%). The decrease in employee-related expenses was mainly attributable to lower Group headcount number which declined from 10,828 on December 31, 2009 to 10,258 on December 31, 2010. Decrease in severance-related expenses and the reduction in benefits given to employees primarily at Magyar Telekom Plc. also contributed to the decline. These decreases were slightly compensated by increased severance payments at Crnogorski Telekom in 2010 and the inclusion of ISH’s expenses.

Depreciation and amortization decreased by 1.0% to HUF 100.9 bn in 2010 from HUF 101.9 bn in 2009, mainly due to the HUF 1.0 bn goodwill impairment booked in June 2009 before the planned sale of Orbitel.

Other operating expenses include HUF 30.6 bn materials and maintenance expenses, HUF 32.7 bn service fees, HUF 27.0 bn telecom tax, HUF 13.4 bn marketing expenses, HUF 13.0 bn rental fees, HUF 12.3 bn fees and levies, HUF 7.8 bn consultancy and HUF 12.0 bn other expenses in 2010. Increased other operating expenses at Magyar Telekom Plc. related mainly to the telecom tax (“crisis tax”) imposed by the Hungarian Parliament in 2010. This increase was slightly offset by the decline in material and maintenance expenses at Headquarters and Technology that was driven mainly by lower energy prices and by lower fees paid for the maintenance of telecommunications equipment after the renewal of service contracts. Consultancy fees decreased as well in relation to the ongoing investigations at Headquarters. Decrease in marketing expenses mainly at Magyar Telekom Plc. and at our foreign subsidiaries resulted from cost cutting measures. Decreased fees and levies at Makedonski Telekom were driven by provisions made in 2009 for various legal cases and release of a portion of the legal provisions in 2010. Other service fees also decreased as a result of lower number of contracted employees both at BBU and Headquarters.

Other operating income increased from HUF 2.9 bn in 2009 to HUF 3.4 bn in 2010 mainly due to the increase at Technology owing to higher income from ad-hoc works performed on our networks for the orders of external parties in 2010. The considerable gain realized on the IKO-Telekom Media Holding — M-RTL transaction in 2009 partly offset this increase.

Operating Profit

Operating margin for the year ended December 31, 2010 was 18.4%, while operating margin for 2009 was 22.8%. The decrease is mainly due to the 5.3% revenue decline and the crisis tax.

Net financial results

Net financial expenses amounted to HUF 28.1 bn in 2010 compared to HUF 32.8 bn in 2009. Net financial expenses decreased mainly at Magyar Telekom Plc. due to lower interest paid in line with significantly lower average interest rates and lower average amount of loans. This decrease was partly offset by higher net foreign exchange loss accounted for in 2010 as compared to 2009 deriving from the different fluctuation of HUF against EUR. Lower interest received on bank deposits especially at Magyar Telekom Plc. and at our Macedonian and Montenegrin subsidiaries also offset the decrease in total net financial expenses to some extent.

Income tax

Income tax expense decreased from HUF 21.0 bn in 2009 to HUF 6.6 bn in 2010. The decrease was mainly due to lower profit before tax and the reduction of the Hungarian corporate tax rate to 10% effective from 2013, which resulted in the reversal of significant amounts of deferred tax liabilities. This was partly offset by the recognition of additional deferred tax liabilities related to the undistributed profits of our Macedonian subsidiaries that became subject to additional withholding tax as a result of the change in the Macedonian tax law in July 2010.

Strategy

In order to continue our transformation to become a cost efficient integrated service company in an extended market of telecommunications and connected industries, we have set our strategic priorities as follows:

1.              Slow down voice churn

•                  To retain customers of the highest margin segments

•                  To secure the biggest profit pool for the future investments

2.              Reach competitive cost structure

•                  To reach competitive cost base

•                  Improve ROCE, OPEX to sales and Capex to EBITDA ratio

3.              Secure market leader position in broadband

•                  To secure broadband access leadership as basis for all future services

•                  To stabilize revenue market share and increase share of high margin revenues

4.              Achieve market leader position on the TV market

•                  To increase TV customer volumes as means to retain high-margin voice and broadband customers

•                  To increase number of services per customer

5.              Stabilize revenues

•                  To transform our topline magnitude into a sustainable mix

•                  To reverse declining trend, thus easing pressure on cost side

•                  To further monetize infrastructure with high-margin revenues

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., increase in mobile usability of content services and terminal devices, 4Play solutions, growing need for customized content), competition and regulation (i.e., low entry barriers, new business models, telecommunications and media broadcast industry convergence).

To adapt to these changes in the market, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness. Our strategies are designed to enable us to exploit and develop our extended customer base, significantly improve efficiency and capture growth opportunities.

Magyar Telekom’s current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be predicted completely. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance.

We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control. As the world economy shows signs of recovery, we also see some indications of improvement regarding the over-all economic trends in Hungary, however the recovery is slow and not convincing. After the one percent GDP increase in 2010, the analyst consent and government forecasts shows above three percent growth for 2011. The unemployment rate remains very high, above ten percent, and the volatility of the Hungarian currency is expected to continue. The financing of the Hungarian budget deficit is not in jeopardy because of emergency taxes on several industries (e.g., banking, telecommunications, retail), despite the negotiations to renew loan resources from international financial institutions, International Monetary Fund (“IMF”) and European Central Bank (“ECB”) suspended in the summer of 2010.

In order to finance the Hungarian budget deficit, the government implemented several measures with the intention to decrease the ratio of the deficit to the GDP in 2011. The most negative measure to our business is the 6.5 percent crisis tax, levied on telecommunications revenues. The business market was also hit by the heavy spending cuts in every governmental sector. On the positive side, the government lowered the income tax rates from 2011 that can increase the demand for telecommunications services. Tax rates for the small and medium size companies were also lowered. Despite the mostly restrictive government measures and negative business environment, we expect that our core business units will be able to continue to generate strong cash flows from the operations but the crisis tax will impact our dividend policy.

Revenues

The following reflects our current expectations with respect to our plans and initiatives:

In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from VoIP or VoCable providers. Mobile substitution is still the main driver of the churn and we expect strong negative mobile price premium in 2011. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. Fixed line interconnection tariffs are expected to be reduced gradually further in 2011 and in the years after, having additional negative impact on our fixed line revenue stream.

We aim to move further toward content and media business to support traditional access services, build new revenue streams and exploit new revenue sources. As the market focus is shifting to multiplay approach, we are combining our product portfolio in order to provide all services for every customer demand on every platforms. In the second half of 2010, we presented the first 4Play offer in the Hungarian market with a great success.

In the saturated fixed line market TV remains the key driver. Building on our large variety of platforms (cable, IP, DVB-S), we are targeting to reach those customers who have less than three types from our services. In 2010, we significantly increased Revenue Producing Customers (“RPC”) above the market, as a result, we gained additional market share. We are targeting the dynamic growth to be continued in 2011, however margins are under pressure due to heavy competition. The intention of introducing programming fee by the two leading Hungarian channels (RTL Klub and TV2) imposes a further risk to our TV margin. Currently these channels are broadcasted free of charge. To strengthen our position in the TV market we are building on our two channels (weather, lifestyle), and we are committed to add more channels, however, market conditions currently are not favorable.

In mobile operations in Hungary, market penetration is now saturated, and we expect flat development in the following year. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

Fixed line interconnection tariffs are expected to be reduced by ten percent in February 2011, and by an additional ten percent in December 2012 (with the extension to VoIP and VoCable). Fixed-to-mobile and mobile-to-mobile termination tariffs as well as mobile termination fees are expected to be further reduced.

To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offerings through managed services, system integration and outsourcing through consultant services to corporate customers. Expanding our business operation to these new areas with lower profitability has a dilutive effect on the company’s profitability both on fixed line segment and Magyar Telekom Group level.

In Macedonia, competition is increasing and reinforcing both in the fixed line and mobile market. Main competitors in the fixed line market are ONE and two major cable TV operators (Telekabel and CableTel), targeting the retail voice market with 3Play offers (ONE is capable to offer 4Play), aggressive pricing and marketing communication. Fast growing fixed broadband, the roll-out of new platforms (FTTx) and combined fixed-mobile products can only partially off-set the decline in fixed voice revenues.

We also expect more intensive regulatory measures in Macedonia in the future. Beside currently existing obligations (RIO, RUO, Naked DSL, Number Portability, Cost-based pricing, Accounting separation, Access to specific network elements, Wholesale Line Rental, Wholesale Digital Leased Line, Minimal set of leased lines, Bitstream Access), new regulations are expected to come into effect (asymmetric mobile termination, control of retail prices). Further decline in wholesale fees (e.g., IC, leased lines, WLR) are also expected.

In the mobile segment the competition is also very strong with three players in the market but mobile voice revenues are still expected to increase. Fast growth of mobile broadband is expected on the new 3G technology. T-Home services included in T-Mobile bundled offers were launched during 2010. Data market (e.g., IP-VPN, DLL, Metro Ethernet) is expected to decrease due to unfavorable market conditions.

In Crnogorski Telekom, we are also expecting difficulties due to competition and regulation in the near future. The fixed wholesale revenue faces the hardest challenge by regulatory actions (bringing down international termination rates to national level), while mobile revenue is also expected to decline due to gradual termination fee cuts. Growth in fixed and mobile broadband cannot entirely compensate the losses in the voice market. Competitors are also putting pressure on prices with 2Play and 3Play offers.

In the Montenegrin market, new regulatory actions are expected related to Prepaid registration and SIM change, Cost-based pricing, Wholesale obligation and Number Portability.

Expenses

We are entirely committed to improve internal operational efficiency in all business segments. To accomplish our goals despite the intensifying competitive environment, the decreasing revenue potential should be compensated with strict cost control. We will continue our group-wide efficiency project Save for Service (“S4S”). This multi-year project yielded substantial savings already in 2010, and will be continued in the coming years. The target for 2011 is to overhaul the cross-functional, end-to-end processes, and to exploit all saving possibilities with better optimization and re-organization.

We have reached an agreement with trade unions on wage development, headcount reduction and decrease in additional employee allowances at the parent company for 2011. The key elements of the agreement are the following: reduction of headcount by 300 employees above executive termination and retirement and 4 percent wage increase from July 2011 (2 percent for higher paid employees). These measures will reduce our Total Workforce Management (“TWM”) related costs.

In line with world market developments and the liberalization of the Hungarian energy market, we have experienced rapid growth in energy prices, above the inflation level. We expect energy prices to remain high in 2010, impacting us negatively.

Total investments in tangible and intangible assets

Compared to previous years, the key priorities of capex spending have not changed. Investments in new products and platforms (e.g., FTTx, LTE) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure by building new base stations but the total investment will decrease in that area.

We will increase investments in the IT area to reach our goals to become ICT leader in Hungary, while expansion into new markets (e.g., energy sector) will also demand additional investments.

Striving for further improvement in the customer orientation, the strategic priority for 2011 and beyond is the successful implementation of new CRM system. We are targeting the complete overhaul of the current customer management of the Company. The goals of the project include not just he replacement of the outdated billing systems but to bring a new approach to the entire customer management process by integrating fixed and mobile portfolios.

In 2010, we aimed at and succeeded in achieving the total level of investments in tangible and intangible assets to be lower than in 2009, despite the volatility of the volatility of the Hungarian currency during the year.

According to our strategic directions, we are committed to further strengthening and leveraging our presence in the South-East European region. Therefore, we are continuously seeking further value-creating acquisition and investment targets.

Subsequent events between the end of the year and the release of the report

None.

Budapest, February 28, 2011.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Declaration

We the undersigned declare that

•                  the attached condensed set of financial statements which have been prepared in accordance with the applicable set of accounting standards and to the best of our knowledge, gives a true and fair view of the assets, liabilities, financial position and profit or loss of Magyar Telekom Plc. and the undertakings included in the consolidation as a whole, and

•                  the management report gives a fair view of the position, development and performance of Magyar Telekom Plc. and the undertakings included in the consolidation as a whole, together with a description of the principal risks and uncertainties of its business.

Budapest, April 12, 2011

/s/ Christopher Mattheisen	/s/ Thilo Kusch
Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc. (Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: April 18, 2011